PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-74353

                                     [LOGO]

                                6,850,000 SHARES

                                 MAIL.COM, INC.

                              CLASS A COMMON STOCK

                                $7.00 PER SHARE

                                   ---------

    We are selling 6,850,000 shares of Class A common stock. The underwriters named in this prospectus may purchase up to 1,027,500 additional shares of our Class A common stock to cover over-allotments.

    This is an initial public offering of Class A common stock. Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "MAIL".

                                 --------------

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                                              PER SHARE         TOTAL
                                                                                           ---------------  -------------
Initial Public Offering Price............................................................     $    7.00     $  47,950,000
Underwriting Discount(1).................................................................     $    0.49     $   3,356,500
Proceeds to Mail.com, Inc. (before expenses).............................................     $    6.51     $  44,593,500

(1) For a further description of underwriting compensation, please see "Underwriting."

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about June 23, 1999.

                                 --------------

SALOMON SMITH BARNEY

                      PAINEWEBBER INCORPORATED

                                                                        SG COWEN

            THE UNDERSIGNED ARE FACILITATING INTERNET DISTRIBUTION.

WIT CAPITAL CORPORATION                                           DLJDIRECT INC.

June 17, 1999

Description of graphics on inside front, gatefold and back inside cover pages of prospectus:

Inside Front Cover:

The caption above the Mail.com logo reads:

                                               "Powered by" underlined by an
                                            arrow pointing to the left sidebar.

                                                                 [Mail.com Logo]

The caption underneath Mail.com Logo in the middle right side of the page reads:

                                                "The Internet Messaging Company"

The left sidebar of the page depicts the logos of 23 Mail.com partners within a vertical rectangular box.

Gatefold:

The background of these pages is dark and contains a muted listing of Mail.com's domain names listed in a linear fashion across the page. Certain domain names are highlighted. The pictures on these pages depict a Mail.com or email.com user's inbox as it appears when accessed through the CNN Interactive, Snap and Prodigy Internet Web sites. Across the top of the screens are ad banners for e card and Bell Atlantic. There is text in boxes that points to either the CNN Interactive, Snap or Prodigy Internet pages describing different aspects of Mail.com's services.

I. A screenshot of Mail.com's email service for CNN is located on the left side of the gatefold.

Below the CNN Interactive screenshot are three boxes containing text which reads:

Top Box:

"Mail.com offers advertising opportunities across our network of partner sites, including sites in news, business, sports, entertainment, teens and technology. We can target advertising to our members based on the demographic information that our members provide."

Center Box:

"Members can choose our free email service or can upgrade to one of our premium services for a fee" (referring to MailPRO).

Bottom Box:

    "Members can read and write emails, set-up their own address book, and change their personal email settings."

II. A screenshot of Mail.com's email service for Snap which is branded "email.com" is located in the middle of the gatefold.

Above the screenshot of the email service for Snap is a box containing text that reads:

"Web sites such as CBS SportsLine, CNET, CNN, GTE, NHL, Prodigy, and Snap offer their users a free email service provided by Mail.com."

Inside the screenshot of the email service for Snap is an email from one member to another that reads:

"Matt,

Do you have another email address?

Check this out. . . . I'm not tied to my company's email system. I've got a
Webmail account from Snap that I can access from any computer with a web browser. (and it's free!)

Hey, are we still getting together with the gang from Nashville tonight?

Email me back with the time and the place.

--Jill"

Below the Snap screenshot is a box containing text that reads:

"Members can send and receive email from any computer with an Internet connection and a Web browser."

III. Screenshot of Mail.com's email service for Prodigy is located on the right side of the gatefold.

Below the Prodigy Internet screenshot is a box containing text which reads:

"Members who opt-in to the Bargain Hunter program identify areas of interest from categories that include entertainment, finance and technology and receive special offers and information from Mail.com advertisers" (referring to Bargain Hunter service).

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. MAIL.COM HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. MAIL.COM IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Prospectus Summary.........................................................................................           4

Risk Factors...............................................................................................          10

Forward-Looking Statements.................................................................................          27

Use of Proceeds............................................................................................          27

Dividend Policy............................................................................................          27

Capitalization.............................................................................................          28

Dilution...................................................................................................          30

Selected Financial Data....................................................................................          31

Management's Discussion and Analysis of Financial Condition and Results of Operations......................          33

Business...................................................................................................          45

Management.................................................................................................          62

Certain Transactions.......................................................................................          72

Principal Stockholders.....................................................................................          77

Description of Capital Stock...............................................................................          80

Shares Eligible For Future Sale............................................................................          86

Certain U.S. Tax Consequences to Non-U.S. Holders..........................................................          88

Underwriting...............................................................................................          91

Legal Matters..............................................................................................          94

Experts....................................................................................................          94

Where You Can Find More Information........................................................................          94

Index to Financial Statements..............................................................................         F-1

                            ------------------------

    Until July 12, 1999, all dealers that buy, sell or trade the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

OUR COMPANY

    Mail.com is a global provider of email services. At the end of 1998, we were the sixth largest provider of emailboxes in the world, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census. Our basic email services are free to our members. Anyone can become a member of Mail.com by signing up for our email service at any of our partners' Web sites or our own Web sites. We generate revenues primarily from advertising related sales, including direct marketing and e-commerce promotion. We also generate revenue from subscription services, such as increased storage capacity and premium email addresses. A premium email address is an address that a member may use only by paying a subscription fee. We also intend to generate revenues from organizations by providing them email services for a fee, an arrangement commonly known as email service outsourcing. In April 1999, we delivered approximately 90 million email messages to our members and delivered approximately 190 million advertisements.

    In addition to traditional email service, we offer our members Web-based email, also known as Webmail. The majority of our members choose our Webmail service. Webmail has several benefits when compared to traditional email. Traditional email users generally access their email only through their own individual computer. Webmail allows users to access their email through any computer or other device that has a Web browser with access to the Internet. Webmail users do not need to install or set up email software. Members obtain a permanent email address that they can keep even if they switch jobs, change their Internet service provider (commonly referred to as an ISP) or graduate from school. We offer a large selection of easy-to-remember, personalized email addresses such as @mail.com, @email.com, @doctor.com, @lawyer.com, @USA.com and @Asia.com from our portfolio of approximately 1,200 domain names. The domain name is the part of an email address that comes after the @ symbol.

OUR PARTNERS

    We have grown our member base by signing up members in partnership with third party Web sites and at our own Web sites. As of May 25, 1999, we offered our email service through 42 Web sites under our partners' and our own brand names, including Web sites owned by Alloy Online, CBS SportsLine, CNET, CNN, InfoSpace.com, Lexis-Nexis, Paramount, Snap, Standard & Poor's and Time Warner. By offering email services to their visitors, our Web site partners seek to increase their number of users, increase traffic, build user loyalty, collect user demographic information and generate incremental revenues. We recently launched an initiative which gives members access to their existing ISP email accounts through their ISP's Web site. We launched this service in February 1999 with Prodigy and have entered into contracts with Cable & Wireless, EarthLink and GTE. By offering our service to their customers, our ISP partners seek to increase user satisfaction, reduce telecommunications and customer support costs and generate a new revenue stream.

OUR OPPORTUNITY

    Email is becoming an increasingly important means of communication, with both the number of email users and usage levels per individual projected to increase significantly. According to ELECTRONIC MAIL & MESSAGING SYSTEMS, the total number of emailboxes increased from approximately 198 million at the end of 1997 to approximately 325 million at the end of 1998. We believe Webmail accounts are a rapidly growing category of emailboxes. Forrester Research projects that daily global Internet email traffic will increase from 100 million email messages per day in 1996 to 1.5 billion per day in 2002. We believe that as the complexity and usage of email increases, there will be an increasing desire on the part of Web sites, ISPs, small businesses and educational institutions to outsource their email to third parties.

    We believe that email has several benefits as an advertising, direct marketing and e-commerce medium. While members are using our email service on one of our partner's Web sites or one of our own Web sites, we can display advertising and make offers to them. Our members identify themselves every time they sign in to use their email. Therefore, we can direct specific advertisements to our members based on the demographic information they supply when they establish their emailboxes. Since we commenced delivering advertisements in 1998, approximately 100 companies have advertised on our email network. Jupiter Communications projects that Internet advertising expenditures will grow from $1.9 billion in 1998 to $7.7 billion in 2002.

OUR STRATEGY

    We seek to strengthen our position as a global provider of email services. In particular, we plan to:

    - build our member base

    - increase member usage

    - increase our advertising related revenue opportunities, including direct marketing and e-commerce promotion

    - expand subscription, outsourcing and other revenue opportunities

    - enter additional market segments

    We are exploring possible acquisitions and other strategic relationships and expect to do so on an ongoing basis. At any given time, we may be in discussions or negotiations regarding these opportunities. We may acquire technology or other assets to enhance our email services or acquire additional domain names to augment our existing portfolio.

RISK FACTORS

    We operate in a new industry and our business involves a high degree of risk. The principal risks are described under "Risk Factors." Among these are the following:

    - we have only a limited operating history

    - we have incurred losses since inception and expect to continue to incur substantial losses

    - we must substantially increase the number of our members, which will be difficult to accomplish

    - Webmail, email advertising and email outsourcing may not prove to be viable businesses

    - several of our competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings

OUR BACKGROUND

    We commenced operations in 1996 and launched our first commercial email service in November 1996 under the name iName, Inc. We changed our name in January 1999 to Mail.com, Inc. and began branding our services as Mail.com at our partners' and our own Web sites. In May 1999 we commenced our email service at www.mail.com. Our principal offices are located at 11 Broadway, New York, New York 10004 and our phone number is (212) 425-4200. INFORMATION CONTAINED ON OUR WEB SITES DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING

Class A common stock offered....                   6,850,000 shares

Common stock to be outstanding
 after the offering

    Class A.....................                                  32,082,322 shares

    Class B.....................                                  10,000,000 shares
      Total.....................                                  42,082,322 shares

Use of Proceeds.................                  Expand our computer systems, develop Web
                                                  site and ISP partnerships, expand sales
                                                  and marketing programs, hire personnel,
                                                  finance potential acquisitions and fund
                                                  other general corporate purposes. See "Use
                                                  of Proceeds."

Nasdaq National Market Symbol...                  "MAIL"

    Each share of our Class B common stock is entitled to 10 votes per share. After the offering, Gerald Gorman, our Chairman and Chief Executive Officer, will retain control of Mail.com through beneficial ownership of approximately 77.3% of the total voting power of our outstanding common stock. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ISSUABLE AFTER THE OFFERING

    You should be aware that we are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock expected to be outstanding after the offering. Also, we expect that we will continue to issue shares of capital stock when we enter into strategic and commercial relationships or when we acquire technology or other assets. If and when we issue these shares, the percentage of common stock you own will be diluted.

    The following is a summary of additional shares of common stock that are issuable upon the exercise of options and warrants or to our partners after the offering:

    - approximately 8.1 million shares are issuable upon the exercise of outstanding options at a weighted average exercise price of $2.69 per share and 2.0 million options are available for future awards;

    - under a letter agreement with AT&T Corp. dated May 26, 1999, we issued warrants to purchase 1,000,000 shares of Class A common stock at an exercise price of $11.00 per share as part of a proposed strategic relationship. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources";

    - 217,999 shares are issuable upon the exercise of outstanding warrants, excluding the AT&T Corp. warrants, at a weighted average exercise price of $3.66 per share;

    - under two of our partner contracts, we will issue shares of Class A common stock to our partners upon achievement of specified milestones or for member registrations. See "Risk Factors--Our contracts with our Web site partners require us to incur substantial expenses"; and

    - under a non-binding commitment letter with B.A.K. Jina International, Inc., we agreed to issue 80,083 shares of our Class A common stock and to pay $1,000,000 in cash in exchange for shares of their capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS:

    (1) REFLECTS THE AUTOMATIC CONVERSION UPON THE CLOSING OF THIS OFFERING OF ALL OUTSTANDING SHARES OF CONVERTIBLE PREFERRED STOCK, ON A ONE-FOR-ONE BASIS, INTO 13,161,558 SHARES OF OUR CLASS A COMMON STOCK;

    (2) REFLECTS THE ISSUANCE UPON THE CLOSING OF THIS OFFERING OF AN AGGREGATE OF 2,079,378 SHARES OF OUR CLASS A COMMON STOCK IN FULL SETTLEMENT OF OUR CONTINGENT OBLIGATIONS TO ISSUE ADDITIONAL EQUITY TO PREFERRED STOCKHOLDERS;

    (3) REFLECTS THE ISSUANCE UPON THE CLOSING OF THIS OFFERING OF AN AGGREGATE OF 1,500,000 SHARES OF OUR CLASS A COMMON STOCK TO CNET AND NBC MULTIMEDIA UPON THE EXERCISE OF WARRANTS AT AN EXERCISE PRICE EQUAL TO $5.00 PER SHARE FOR PROCEEDS OF $7.5 MILLION;

    (4) REFLECTS THE ISSUANCE UPON THE CLOSING OF THIS OFFERING OF AN AGGREGATE OF 2,368,907 SHARES OF OUR CLASS A COMMON STOCK TO CNET AND SNAP AND 210,000 SHARES OF OUR CLASS A COMMON STOCK TO NBC MULTIMEDIA IN FULL SETTLEMENT OF OUR CONTINGENT OBLIGATIONS TO ISSUE ADDITIONAL SHARES OF CLASS A COMMON STOCK TO THEM;

    (5) REFLECTS THE RETURN OF 1,000,000 SHARES OF OUR CLASS A COMMON STOCK ORIGINALLY ISSUED AT A VALUE OF $3.50 PER SHARE FROM GEOCITIES AND THE WRITE-OFF OF A $500,000 NON-REFUNDABLE FEE PAID TO GEOCITIES. THESE TRANSACTIONS RELATE TO THE CANCELLATION AND RESCISSION OF OUR ORIGINAL CONTRACT AND THE ENTRY INTO A NEW ADVERTISING AGREEMENT; AND

    (6) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                             SUMMARY FINANCIAL DATA

    The following table presents our summary financial data. You should read this information together with our financial statements and related notes beginning on page F-1 of this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following data is presented:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the automatic conversion upon the closing of this offering of all outstanding shares of convertible preferred stock, on a one-for-one basis, into 13,161,558 shares of our Class A common stock;

    - the issuance upon the closing of this offering of an aggregate of 2,079,378 shares of our Class A common stock in full settlement of our contingent obligations to issue additional equity to preferred stockholders. We will account for the issuance of these additional Class A common shares as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on the initial public offering price of $7.00 per share;

    - the issuance upon the closing of this offering of an aggregate of 1,500,000 shares of our Class A common stock to CNET and NBC Multimedia upon the exercise of warrants at an exercise price equal to $5.00 per share for proceeds of $7.5 million;

    - the issuance upon the closing of this offering of an aggregate of 2,368,907 shares of our Class A common stock to CNET and Snap and 210,000 shares of our Class A common stock to NBC Multimedia in full settlement of our contingent obligations to issue additional Class A common stock to them. We will capitalize the issuance of those shares and ratably amortize the amount over the period from the date of the offering through May 2001. For purposes of the pro forma data, we have calculated the amount of the settlement based on the initial public offering price of $7.00 per share; and

    - the return of 1,000,000 shares of our Class A common stock originally issued at a value of $3.50 per share from GeoCities and the write-off of a $500,000 non-refundable fee paid to GeoCities. These transactions relate to the cancellation and rescission of our original contract and the entry into a new advertising agreement;

- on a pro forma as adjusted basis to give effect to the sale of, and the application of the net proceeds from, 6,850,000 shares of Class A common stock in this offering, at the initial public offering price of $7.00 per share.

                                                                                        THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     --------------------------------------------  -----------------------------
                                         1996           1997            1998           1998            1999
                                     -------------  -------------  --------------  -------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $      19,015  $     173,234  $    1,494,762  $      80,413  $    1,185,939
Operating expenses:
  Cost of revenues.................        187,890      1,081,848       2,890,582        351,665       1,477,690
  Sales and marketing..............         65,096        930,420       6,679,478        272,650       3,590,636
  General and administrative.......        221,932        862,028       3,482,097        275,206       1,364,898
  Product development..............         93,698        296,140       1,573,465        218,292       1,176,959
                                     -------------  -------------  --------------  -------------  --------------
      Total operating expenses.....        568,616      3,170,436      14,625,622      1,117,813       7,610,183
                                     -------------  -------------  --------------  -------------  --------------
Loss from operations...............       (549,601)    (2,997,202)    (13,130,860)    (1,037,400)     (6,424,244)
Other income (expense):
  Gain on sale of investment.......             --             --         438,000             --              --
  Interest income..................          6,869         36,264         277,164          6,905         114,904
  Interest expense.................         (1,980)       (34,815)       (109,187)       (13,368)        (98,723)
                                     -------------  -------------  --------------  -------------  --------------
      Total other income (expense),
        net........................          4,889          1,449         605,977         (6,463)         16,181
                                     -------------  -------------  --------------  -------------  --------------
Net loss...........................  $    (544,712) $  (2,995,753) $  (12,524,883) $  (1,043,863) $   (6,408,063)
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Basic and diluted net loss per
  common share.....................  $       (0.04) $       (0.21) $        (0.86) $       (0.07) $        (0.39)
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Weighted average basic and diluted
  shares outstanding...............     13,725,278     14,097,500      14,607,915     14,100,244      16,468,221
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Pro forma:
Pro forma net loss.................                                $  (13,024,883)                $   (6,908,063)
Cumulative dividends on settlement
  of contingent obligations to
  preferred stockholders...........                                   (14,555,646)                   (14,555,646)
                                                                   --------------                 --------------
Net loss attributable to common
  stockholders.....................                                $  (27,580,529)                $  (21,643,709)
                                                                   --------------                 --------------
                                                                   --------------                 --------------
Basic and diluted net loss per
  common share.....................                                $        (0.84)                $        (0.62)
                                                                   --------------                 --------------
                                                                   --------------                 --------------
Shares used in pro forma basic and
  diluted net loss per common share
  calculation......................                                    32,927,758                     34,788,064
                                                                   --------------                 --------------
                                                                   --------------                 --------------

                                                                                 AS OF MARCH 31, 1999
                                                                     --------------------------------------------
                                                                                                     PRO FORMA
                                                                        ACTUAL        PRO FORMA     AS ADJUSTED
                                                                     -------------  -------------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  20,136,543  $  27,636,543  $   71,082,788
Working capital....................................................     14,621,821     22,121,821      65,568,066
Total assets.......................................................     37,111,583     58,663,925     102,110,170
Domain asset purchase obligations, less current portion............        190,355        190,355         190,355
Deferred revenue, current and long-term portion....................      2,496,750      2,496,750       2,496,750
Capital lease obligations, less current portion....................      2,506,645      2,506,645       2,506,645
Redeemable convertible preferred stock.............................     13,047,650             --              --
Total stockholders' equity.........................................     12,282,531     46,882,523      90,328,768

                                  RISK FACTORS

    This offering involves a high degree of risk. The principal risks are described below. You should carefully consider these risks before deciding to invest in our Class A common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our Class A common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

WE HAVE ONLY A LIMITED OPERATING HISTORY, AND WE ARE INVOLVED IN A NEW AND UNPROVEN INDUSTRY.

    We have only a limited operating history upon which you can evaluate our business and our prospects. We have offered a commercial email service since November 1996 under the name iName. We changed our company name to Mail.com, Inc. in January 1999. Our success will depend first upon the development of a viable market for email advertising, and then upon our ability to compete successfully in that market. For the reasons discussed in more detail below, there are substantial obstacles to our achieving and sustaining profitability.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND EXPECT TO INCUR SUBSTANTIAL LOSSES IN THE FUTURE.

    We have generated only limited revenues to date. We have not achieved profitability in any period, and we may not be able to achieve or sustain profitability. We incurred a net loss of approximately $12.5 million for the year ended December 31, 1998 and $6.4 million for the three months ended March 31, 1999. We also had negative cash flow from operations of approximately $4.8 million for 1998 and $1.8 million for the three months ended March 31, 1999. We had an accumulated deficit of approximately $22.5 million as of March 31, 1999.

    We expect to continue to incur substantial net losses and negative operating cash flow for the foreseeable future. We have begun and will continue to significantly increase our operating expenses in anticipation of future growth. We intend to expand our sales and marketing operations, upgrade and enhance our technology, continue our international expansion, and improve and expand our management information and other internal systems. We are making these expenditures in anticipation of higher revenues, but there will be a delay in realizing higher revenues even if we are successful. If we do not succeed in substantially increasing our revenues, our losses will continue indefinitely and will increase.

TO GENERATE INCREASED REVENUES WE WILL HAVE TO SUBSTANTIALLY INCREASE THE NUMBER OF OUR MEMBERS, WHICH WILL BE DIFFICULT TO ACCOMPLISH.

    To achieve our objective of generating advertising related revenues and subscription revenues, we will have to retain our existing members and acquire a large number of new members.

    We have relied upon strategic alliances with third party Web sites to attract the majority of our current members. We believe that our success will partially depend on our ability to maintain our current alliances and to enter into new ones with Web sites and ISPs on acceptable terms. We believe, however, that the opportunity to form alliances with third party Web sites that are capable of producing a substantial number of new members is diminishing. Many third party Web sites that we have identified as potential sources for significant quantities of new members already offer their visitors an email service similar to ours. We cannot assure you that we will be able to enter into successful alliances with third party Web sites or ISPs on acceptable terms or at all.

OUR CONTRACTS WITH OUR WEB SITE PARTNERS REQUIRE US TO INCUR SUBSTANTIAL
EXPENSES.

    In nearly all cases our Web site partners do not pay us to provide our services. We bear the costs of providing our services. We generate revenues by selling advertising space to advertisers who want to target our members and by selling subscription services to our members. We pay the partner a share of the revenues we generate. In addition, a number of our contracts require us to pay significant fees or to make minimum payments to the partner without regard to the revenues we realize. If we are unable to generate sufficient revenues at our partner sites, these fees and minimum payments can cause the partner's effective share of our revenues to approach or exceed 100%. In some cases we pay our partners in shares of our Class A common stock. We will have to account for these stock issuances at the fair market value on the date of issuance, which may result in substantial sales and marketing charges in particular quarters. The following contracts involve minimum payments or payments in the form of stock.

    - CBS SportsLine has the option of receiving its revenue share or $4.00 for each confirmed signup at its Web site. In addition, we must pay sponsorship fees totaling $450,000, $100,000 of which we paid when we signed the contract. We are paying the remaining $350,000 in quarterly installments of $50,000 and have paid $50,000 through March 31, 1999.

    - We issued an aggregate of 253,532 shares of our Class A common stock to CNN Interactive and CNN/SI when we executed the contract. In addition, we pay them the greater of their revenue share or $4.00 for each confirmed signup at their Web sites. We must also pay quarterly sponsorship fees up to a maximum of $2,000,000 during the term of the contract, of which we have paid $240,000 through March 31, 1999.

    - AltaVista has the option to receive its revenue share or $1.00 in cash plus 0.25 shares of our Class A common stock for each confirmed member registration through June 30, 1999. At AltaVista's request, we are discussing with them extending the expiration date for up to 120 days after June 30, 1999. If we agree to extend the expiration date, the consideration that we must pay for member registrations beyond the current expiration date of June 30, 1999 may change.

    - After we executed our contract with RemarQ in October 1998, we made a cash payment of $75,000 and issued to RemarQ 30,000 shares of our Class A common stock as an initial payment. We also have a contingent obligation to make additional cash payments up to a maximum of $400,000 and to issue up to a maximum of 160,000 additional shares of our Class A common stock based upon the number of active members that they generate. The initial term of this agreement expires in August 1999. As of March 31, 1999, we have not paid any cash and have not issued any shares of our Class A common stock under this contingent obligation.

    - We have guaranteed NHL Interactive CyberEnterprises (NHL.com) a minimum revenue share of $50,000 per year. Our current agreement expires in May 2000.

    - Our agreement with NBC Multimedia requires us to pay them $200,000 in installments once our email service has been launched at their sites. We launched our service on May 12, 1999.

    - Our original agreements with CNET, Snap and NBC Multimedia obligated us to issue shares of our Class A common stock on a quarterly basis contingent upon the number of member registrations at their Web sites. Upon the closing of this offering, we will issue an aggregate of 2,578,907 shares of our Class A common stock to CNET, Snap and NBC Multimedia in full settlement of our contingent obligation to issue additional shares.

    - We made a $500,000 non-refundable payment and issued 1,000,000 shares of our Class A common stock to GeoCities in connection with a contract to offer our email service at GeoCities' Web site. As a result of the cancellation and rescission of this contract, in the second quarter of 1999 we will reverse the issuance of 1,000,000 shares of our Class A common stock originally issued at a value of $3.50 per share that were returned to us and we will write off the $500,000 non-refundable payment.

    We cannot predict whether future relationships, or renewals of existing relationships, will be more expensive than the arrangements we have entered into to date.

WE HAVE ISSUED WARRANTS TO PURCHASE 1,000,000 SHARES OF OUR CLASS A COMMON STOCK TO AT&T CORP. AS PART OF A PROPOSED STRATEGIC RELATIONSHIP WITH THEM, BUT WE CANNOT ASSURE YOU THAT WE WILL ENTER INTO THE STRATEGIC RELATIONSHIP.

    Under a letter agreement with AT&T Corp. dated May 26, 1999, we issued warrants to purchase 1,000,000 shares of our Class A common stock at an exercise price of $11.00 per share. AT&T Corp. may exercise the warrants at any time on or before December 31, 2000 even if we do not enter into a strategic relationship with them. We will incur non-cash accounting charges of approximately $4.4 million in the aggregate as a result of the issuance of these warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Under the letter agreement, AT&T Corp. and Mail.com have agreed to negotiate in good faith to establish a strategic relationship. AT&T Corp. or Mail.com may terminate the letter agreement without further liability if we do not enter into definitive agreements on or before July 15, 1999. We cannot assure you that we will be able to enter into definitive agreements to implement the proposed strategic relationship. AT&T Corp. will be entitled to retain their warrants even if we do not enter into definitive agreements.

THE FAILURE TO RENEW OUR PARTNER CONTRACTS, WHICH HAVE LIMITED TERMS, CAN RESULT IN THE LOSS OF MEMBERS AND IMPAIR OUR CREDIBILITY.

    Our partner contracts generally have one or two year terms. A partner can decide not to renew at the end of the term for a variety of reasons, including dissatisfaction with our service, a desire to switch to one of our outsourcing competitors, or a decision to provide email service themselves. Partners can also choose not to renew our contract because they have entered into a merger or other strategic relationship with another company that can provide email service. This last factor is becoming increasingly common in light of the consolidation taking place among Web sites, ISPs and other Internet-related businesses. For example, NBC Multimedia announced on May 10, 1999, that it reached an agreement with Xoom to create a new Internet services company. Under the terms of the agreement, Xoom will merge with Snap, which is jointly owned by CNET and NBC Multimedia. Xoom currently offers a free email service at its Xoom.com Web site. We cannot assure you that these partners will not seek to terminate their contractual relationships with us. The loss of a partner can be very disruptive for us for a number of reasons:

    WE WILL LOSE A SUBSTANTIAL NUMBER OF MEMBERS. When members register for our service at a partner's Web site, the default domain name members use for their email address is typically a domain name that is owned by the partner. As of May 31, 1999, we estimate that approximately 24% of our established emailboxes have email addresses at partner-owned domain names. Upon expiration, most partners can require us to relinquish existing members with addresses at partner-owned domain names. Even those members who have selected addresses using our domain names may find it more convenient to switch to whatever replacement email service may be available at the partner's site. The loss of members due to expiration or non-renewal of partner contracts may materially reduce our revenues. Moreover, as of May 31, 1999, we estimate that approximately 17% of our emailboxes established are at the email.com domain. If CNET and Snap exercise their rights to terminate our agreement, which includes the right to terminate for convenience after May 13, 2001, we would be obligated to transfer the email.com domain name and related member information to them. If CNET and Snap terminate for convenience, they would be obligated to pay us the greater of $5 million or 120% of the fair market value of the email.com user data based on the projected economic benefit of the users and either return to us the shares that we issued to them for the establishment of emailboxes or pay us the then fair market value of these shares. If CNET and Snap terminate for other reasons, the amount of compensation they must pay to us varies depending on the reason for termination. NBC Multimedia may elect to exercise similar rights relating to email.com emailboxes established through their sites under our agreement with them.

    LOSING RELATIONSHIPS WITH PROMINENT PARTNERS CAN IMPAIR OUR CREDIBILITY WITH ADVERTISERS AND OTHER PARTNERS. We believe that partnerships with Web sites that have prominent brand names help give us credibility with other partners and with advertisers. The loss of our better-known Web site partners could damage our reputation and adversely affect the advertising, direct marketing, e-commerce and subscription rates we charge.

SEVERAL OF OUR MOST SIGNIFICANT PARTNER CONTRACTS HAVE EXPIRED OR WILL SOON TERMINATE, WHICH COULD RESULT IN REDUCED ADVERTISING AND SUBSCRIPTION REVENUES.

    Any loss of members or decline in the number of page views arising out of the expiration or termination of partner contracts could reduce our advertising and subscription revenues.

    Two of our most important Web site partnerships have been with Lycos and AltaVista, which collectively have accounted for approximately 23% of the emailboxes established through May 31, 1999, and for approximately 25% of the total page views we delivered in May 1999. Our agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor that provides personal homepage and Webmail services. Compaq, which owns the AltaVista Web site, recently entered into a strategic relationship with Microsoft. AltaVista will offer Microsoft's Hotmail Webmail service starting in July 1999, after our contract with AltaVista expires. While we will continue to own the right to serve the majority of the affected members after the expiration of these contracts, we cannot be sure that these members will continue to use our service as actively as they have in the past, if at all.

    On September 10, 1998, we entered into a contract with GeoCities to offer our email services on GeoCities' Web site. Our service has not been launched on this Web site. Yahoo! recently announced its agreement to acquire GeoCities. Yahoo! has its own email service called Yahoo! Mail. Following the announcement of the acquisition of GeoCities by Yahoo!, we entered into an agreement with GeoCities to cancel and rescind our existing contract. Prior to cancellation and rescission of the contract, we incurred significant development and launch costs to meet our commitments under the contract.

BECAUSE WE ARE DEPENDENT ON A SMALL NUMBER OF PARTNER SITES FOR A SUBSTANTIAL PERCENTAGE OF OUR ANTICIPATED NEW MEMBERS, A DISRUPTION IN OUR RELATIONSHIP WITH ANY OF THESE PARTNERS OR A DECREASE IN TRAFFIC AT ANY OF THESE SITES COULD REDUCE OUR ADVERTISING RELATED REVENUES AND SUBSCRIPTION REVENUES.

    Most of our partner sites, including most of those with well known brand names, do not generate significant numbers of new emailboxes. The following five partners accounted for 47% of our new emailboxes established in May 1999:

                                                                                  DATE THAT OUR
                                                       PERCENTAGE OF NEW        CONTRACT WITH THE
PARTNER                                            EMAILBOXES IN MARCH 1999      PARTNER EXPIRES
-----------------------------------------------  -----------------------------  ------------------
Snap...........................................                   20%                   *
CNET...........................................                   10                    *
Prodigy........................................                    7                 February 2000
AltaVista......................................                    7                     June 1999
CNN............................................                    3                   August 2000

------------------------

* CNET and Snap may terminate their contracts for convenience after May 13, 2001. See "Certain Transactions--Agreements with CNET, Snap and NBC Multimedia."

    Our contract with AltaVista expires on June 30, 1999. At AltaVista's request, we are discussing with them extending the expiration date for up to to 120 days after June 30, 1999. Our contracts with Prodigy and Alloy Online are automatically renewable for successive six month and one year terms, respectively, unless either party elects to terminate at least thirty days or sixty days, respectively, before the start of a new term.

    If any of the Web sites operated by these parties were to experience lower than anticipated traffic, or if our relationships with any of these parties were disrupted for any reason, our revenues could decrease and the growth of our business would be impeded. Lower than anticipated traffic could result in decreased advertising related revenues because those revenues are in part dependent on the number of members and the level of member usage.

OUR RECENT SUBSCRIPTION RATE INCREASES AND NEW BILLING SYSTEM ARE LIKELY TO RESULT IN THE LOSS OF MEMBERS AND A REDUCTION IN USAGE BY MEMBERS, THEREBY REDUCING OUR POTENTIAL ADVERTISING REVENUES.

    On March 10, 1999, we increased our subscription rates for our premium email services. As a result of these rate increases, we anticipate that some of our existing premium members may not renew their subscriptions and that a lower percentage of new members will register for our premium services. We are also in the process of installing a new billing system designed to collect and verify credit card information from premium users at the time they register for our services. In the past we did not seek this information until after a 30-day trial period had expired, and in most instances did not terminate services to premium members who did not pay for our services. With the introduction of our new billing system, we have begun terminating premium services to members who do not pay for these services. This will not reduce our subscription revenues, but it will reduce usage by those members and thereby reduce our potential advertising revenues.

WE HAVE ONLY LIMITED INFORMATION ABOUT OUR MEMBERS AND THEIR USAGE, WHICH MAY REDUCE OUR POTENTIAL REVENUES.

    Our ability to generate revenue from advertising related sales is directly related to our members' activity levels and the quality of our demographic data. To be successful, we will have to increase members' usage of our service. We are subject to several constraints that will limit our ability to maximize the value of our member base:

    WE BELIEVE THAT MOST OF OUR MEMBERS DO NOT USE THEIR EMAILBOXES REGULARLY, AND MANY DO NOT USE THEM AT ALL. We do not have the computer systems necessary to regularly monitor emailbox usage. Our most recent information is for selected Web sites for the two weeks ended January 24, 1999, and excludes members who automatically forward their email from their emailbox provided by Mail.com to another emailbox and members that subscribe for our upgrade "POP3" access. During that period, no more than 30% of the emailboxes in the sample were accessed by our members. Moreover, approximately one-third of those emailboxes that were accessed were first established during the two week period. We expect our proportion of active members to decrease as our total number of established emailboxes increases. On an ongoing basis, we believe that a significant number of members will cease using our service each month. We cannot assure you that we will be able to add enough new members to compensate for this anticipated loss of usage.

    WE HAVE ONLY A LIMITED ABILITY TO GENERATE ADVERTISING REVENUES FROM FORWARDING AND POP3 ACCOUNTS, WHICH REPRESENT A SIGNIFICANT PERCENTAGE OF OUR EMAILBOXES. Members who choose our forwarding service or subscribe to our POP3 service do not need to come to our partners' or our Web sites to access their email. Therefore, we do not deliver Web-based advertisements to these members. Forwarding and POP3 accounts represented approximately 45% of our total emailboxes as of May 31, 1999, and 27% of the emailboxes that were established during May 1999. If a disproportionate percentage of members choose either of these options, it will adversely affect our ability to generate advertising related revenues.

    OUR DATABASE CONTAINS INACCURACIES THAT COULD REDUCE THE VALUE OF OUR INFORMATION. Although we attempt to collect basic demographic information about members at the time they establish their accounts, we do not verify the accuracy of this information. Moreover, even if the information is correct when we receive it, members may move, change jobs or die without our knowledge. As a result, our database contains inaccuracies that could make our information less appealing to advertisers.

    WE DO NOT KNOW HOW MANY MEMBERS HAVE ESTABLISHED MULTIPLE EMAILBOXES. Because we do not charge for our basic service, individuals can easily establish multiple emailboxes. This makes it impossible for us to determine the number of separate individuals registering for our service, which may reduce the advertising rates we can command.

WEBMAIL, EMAIL ADVERTISING AND EMAIL OUTSOURCING MAY NOT PROVE TO BE VIABLE BUSINESSES.

    We intend to operate in an industry that is only beginning to develop. Our success will require the widespread acceptance by consumers of Webmail. We are also dependent on the development of viable markets for outsourcing email and email advertising. For a number of reasons, each of these developments is somewhat speculative:

    CONSUMERS MAY NOT BE WILLING TO USE WEBMAIL IN LARGE NUMBERS. As a Web-based messaging service, Webmail is subject to the same concerns and shortcomings as the Internet itself. Concerns about the security of information carried over the Internet and stored on central computer systems could inhibit consumer acceptance of Webmail. Moreover, Webmail can only function as effectively as the Web itself. If traffic on the Web does not move quickly or Internet access is impeded, consumers are less likely to use Webmail. Consumers may also react negatively to the relatively new concept of advertising being included in their email service. Our business will suffer if public perception of our service or of Webmail in general is unfavorable. Articles and reviews published in popular publications relating to computers and the Internet have a great deal of impact on public opinion within our markets, and an article or review unfavorable to Webmail or to our service specifically could slow or prevent broad market acceptance. Similarly, if employers in large numbers implement policies or software designed to restrict access to Webmail, Webmail is much less likely to gain popular acceptance.

    There are even greater uncertainties about our ability to successfully market premium Webmail services. Consumers have generally been very reluctant to pay for services provided over the Internet. Moreover, if our competitors choose to provide POP3 access, premium names or other services without charge or as part of a bundled offering, we may be forced to do the same.

    THERE ARE SIGNIFICANT OBSTACLES TO THE DEVELOPMENT OF A SIZABLE MARKET FOR EMAIL OUTSOURCING. Outsourcing is one of the principal methods by which we will attempt to reach the size we believe is necessary to be successful. Security and the reliability of the Internet, however, are likely to be of concern to Web sites, ISPs, schools and businesses deciding whether to outsource their email or to continue to provide it themselves. These concerns are likely to be particularly strong at larger businesses, which are better able to afford the costs of maintaining their own systems.

    THE MARKET FOR EMAIL ADVERTISING IS ONLY BEGINNING TO DEVELOP AND THE EFFECTIVENESS OF THIS FORM OF ADVERTISING IS UNPROVEN. Even if Webmail proves to be popular with consumers and outsourcing customers, we will still need large numbers of advertisers to purchase space on our Webmail service. Because we, and our competitors, have only recently begun to offer email advertising, our potential advertising customers have little or no experience with this medium. We do not yet have enough experience to demonstrate the effectiveness of this form of advertising. As a result, those customers willing to try email advertising are likely to allocate only a limited portion of their advertising budgets. If early customers do not find email advertising to be effective for promoting their products and services, the market for our products will be unlikely to develop. Recent reports have indicated that prices for banner advertisements on the Internet have begun to fall, in part because of diminishing "click" or response rates. Advertisers have also begun to request fewer "cost per thousand advertisements" pricing arrangements and more "cost per click" pricing, which effectively lowers advertising rates.

    THERE ARE CURRENTLY NO STANDARDS FOR MEASURING THE EFFECTIVENESS OF WEBMAIL ADVERTISING. Standard measurements may need to be developed to support and promote Webmail advertising as a significant advertising medium. Our advertising customers may refuse to accept our own measurements or third-party measurements of advertisement delivery, which would adversely affect our ability to generate advertising related revenues.

    FILTERING SOFTWARE COULD PREVENT US FROM DELIVERING ADVERTISING. Inexpensive software programs are available which limit or prevent the delivery of advertising to a user's computer. The widespread adoption of this software would seriously threaten the commercial viability of email advertising and our ability to generate advertising revenues.

THERE ARE SIGNIFICANT OBSTACLES TO OUR ABILITY TO INCREASE ADVERTISING REVENUES.

    Our success will largely depend on our ability to substantially increase our advertising related revenues. Several factors will make it very difficult for us to achieve this objective:

    A LIMITED NUMBER OF ADVERTISERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR REVENUES, OUR CONTRACTS WITH OUR ADVERTISERS TYPICALLY HAVE TERMS OF ONLY ONE OR TWO MONTHS, AND WE MAY BE UNABLE TO RENEW THESE CONTRACTS. We are dependent on a limited number of advertisers to derive a substantial portion of our revenues. In 1998 and for the three month period ended March 31, 1999, approximately 31% and 32%, respectively, of our revenues were attributable to N2K/Music Boulevard, which recently merged with CDnow, Inc., and revenues from our five largest advertisers accounted for an aggregate of 44% and 51%, respectively, of our revenues. Our future success will depend upon our ability to retain these advertisers, to generate significant revenues from new advertisers and to reduce our reliance on any single advertiser. Our existing contracts with advertisers generally have terms of only one or two months, and we may be unable to renew them. The loss of one of our major advertisers or our inability to attract new advertisers would cause our revenues to decline.

    ADVERTISEMENTS DELIVERED ON OUR WEBMAIL SERVICE HAVE LOW "CLICK RATES", WHICH COULD ADVERSELY AFFECT OUR REVENUES. Only a small percentage of our members "click" on the advertisements we deliver with their Webmail. Because we do not control the creative elements of the advertisements, we have very little ability to increase our click rate. Continued low click rates could reduce the amounts advertisers will be willing to pay us.

    WE MAY NOT BE ABLE TO SELL AS MUCH ADVERTISING ON A "COST PER THOUSAND" BASIS OR TO CHARGE AS MUCH UNDER THIS TYPE OF ARRANGEMENT AS WE HAVE IN THE PAST. To date, we have generated a significant portion of our advertising revenues on a "cost per thousand" basis. These agreements require the advertiser to pay us a fixed fee for every 1,000 advertisements that we deliver to our members. We believe that this type of agreement is the most effective for us, but we may not be able to charge as much for these agreements, or to continue to sell as much advertising on this basis, in the future.

    WE FACE GREATER RISKS WHEN SELLING ADVERTISING ON A "COST PER ACTION" BASIS. The two types of "cost per action" contracts are "cost per click" and "cost per conversion." In cost per click contracts, an advertiser agrees to pay us a fee for each occasion on which a member "clicks" on the advertisement. Cost per conversion contracts provide that we receive a fee only when a member both "clicks" on the advertisement and proceeds to purchase an item, order a catalog or take some other step specified by the advertiser. In general, these arrangements do not yield as much revenue for us for each advertisement that we deliver to our members. Moreover, cost per conversion contracts present additional risks for us because we have no control over the advertiser's ability to convert a "click" into a sale or other action. We also must rely on the advertiser to report to us the number of conversions. These reports may not be accurate, and they may not be timely, both of which can adversely affect our revenues. Notwithstanding these risks, we may have to sell more of our advertising on a cost per click or cost per conversion basis in the future.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH WOULD CAUSE OUR STOCK PRICE TO DECLINE.

    Although we intend to steadily increase our spending and investment to support our planned growth, our revenues (and some of our costs) will be much less predictable. This is likely to result in significant fluctuations in our quarterly results, and to limit the value of quarter-to-quarter comparisons. Because of our limited operating history and the emerging nature of our industry, we anticipate that securities analysts will have difficulty in accurately forecasting our results. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our Class A common stock is likely to decline.

    The following are among the factors that could cause significant fluctuations in our operating results:

    - payments to our Web site partners in the form of stock that we will be required to value at then-current market prices;

    - incurrence of a non-cash accounting charge of approximately $4.4 million if we do not enter into definitive agreements with AT&T Corp. We would incur this charge in the fiscal quarter in which both parties have ceased negotiations;

    - delay or cancellation of even a small number of advertising contracts;

    - expiration or termination of partnerships with Web sites or ISPs, which can result from mergers or other strategic combinations as Internet businesses continue to consolidate;

    - system outages, delays in obtaining new equipment or problems with planned upgrades;

    - disruption or impairment of the Internet;

    - introduction of new or enhanced services by us or our competitors;

    - changes in our pricing policy or that of our competitors;

    - seasonality in the demand for advertising, or changes in our own advertising rates or advertising rates in general, both on and off the Internet;

    - changes in governmental regulation of the Internet and email in particular; and

    - general economic and market conditions, and particularly those affecting email advertising.

SEVERAL OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES, LONGER OPERATING HISTORIES, LARGER CUSTOMER BASES AND BROADER PRODUCT OFFERINGS.

    Our business is, and we believe will continue to be, intensely competitive. Our competitors with respect to email services include such large and established companies as Microsoft, America Online, Yahoo!, Excite@Home, Disney (which owns the GO Network) and Lycos. Microsoft offers free Webmail through its Hotmail Web site, and has dominant market share with 40 million emailboxes according to Microsoft. In addition, we compete for advertisers with DoubleClick, 24/7 Media, and other Internet advertising networks. We also compete for advertisers with other Internet publishers as well as traditional media such as television, radio, print and outdoor advertising.

    Some of our competitors provide a variety of Web-based services such as Internet access, browser software, homepage design, hosting and calendars, in addition to email. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In addition, some competitors who have other sources of revenue do not, or in the future may not, place advertising on their Webmail pages. Consumers may prefer a service that does not include advertisements.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. Further, some of our competitors may offer services for which we now charge our members at or below cost or for free. If our competitors choose to offer premium or other services at or below cost or for free, we may be forced to do the same for our comparable services. If this occurs, our ability to generate revenues from our subscription services would be materially impaired. Some of our competitors may offer advertisement-free email on a subscription basis or for free, which could adversely affect our ability to attract and retain members unless we do the same. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against our current or future competitors.

    For more information, please see "Business--Competition."

OUR RAPID EXPANSION IS STRAINING OUR EXISTING RESOURCES, AND IF WE ARE NOT ABLE TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS AND OPERATING RESULTS WILL SUFFER.

    We have begun aggressively expanding our operations in anticipation of an increasing number of strategic alliances and a corresponding increase in the number of members. The number of our employees increased from 29 on December 31, 1997 to 125 on May 31, 1999. This expansion has placed, and we expect it to continue to place, a significant strain on our managerial, operational and financial resources. If we cannot manage our growth effectively, our business and operating results will suffer.

IF WE ARE NOT ABLE TO IMPROVE OUR BILLING, MANAGEMENT INFORMATION AND OTHER SYSTEMS, OUR REVENUES FROM SUBSCRIPTION SERVICES WILL DECLINE AND OUR MARKETING EFFORTS WILL BE LESS EFFECTIVE.

    We need to improve or replace our existing operational, customer service and financial systems, procedures and controls.

    THE LACK OF NECESSARY SYSTEMS TO REGULARLY MONITOR OUR MEMBERS' ACTIVITY LEVELS MAY REDUCE THE EFFECTIVENESS OF OUR MARKETING EFFORTS. We cannot regularly generate statistics such as the number of emailboxes that our members access, and the pages they view, on a daily, weekly and monthly basis. Data of this nature is of significant value to potential advertisers, and our inability to provide this information reduces the effectiveness of our marketing efforts.

    OUR SUBSCRIPTION BILLING SYSTEM IS INADEQUATE, AND IF WE ARE UNABLE TO IMPLEMENT OUR NEW SYSTEM EFFECTIVELY THE DEVELOPMENT OF OUR SUBSCRIPTION SERVICES AS A SOURCE OF REVENUE WILL BE MATERIALLY COMPROMISED. Until March 1999, we did not request credit card information from new premium service members at the time they registered, but sought instead to obtain billing information upon expiration of a 30-day free trial period. This proved to be unsuccessful, and consequently approximately 94% of our premium members received subscription services for which they did not pay. Our new billing system has been designed to require a member to supply credit card information at the time of registration for subscription services, but we are still in the process of installing the system. If our new billing system does not significantly improve our ability to collect payments for subscription services, the development of our subscription services as a source of revenue will be materially compromised.

    OUR MERCHANT BANK OR CREDIT CARD SERVICE PROVIDERS MAY CANCEL OUR RIGHTS TO ACCEPT ON-LINE CREDIT CARD PAYMENTS, CAUSING A DECLINE IN OUR REVENUES FROM SUBSCRIPTION SERVICES. Because of the anonymity the Internet affords its users, there are a large number of fraudulent credit card transactions passed through Internet billing systems. We have exceeded the level of credit card chargebacks usually accepted by our merchant banks and credit card service providers--VISA, Mastercard and American Express. We had to change merchant banks once during the last 18 months as a result of this. Our new billing system is designed to reduce fraud and the resulting chargebacks. Because the new billing software is tightly integrated with a different merchant bank, we are also in the process of changing our merchant bank. Initially, this new bank will require us to maintain a reserve account equal to 5% of the monthly bank card sales drafts we submit. We cannot be sure that our new billing system and the reserve account will fully address the concerns of our merchant bank and credit card service providers. If any of our credit card service providers cancelled our account we would expect a significant reduction in subscription revenues. If our merchant bank cancelled our account and we could not find a replacement merchant bank, it would be difficult if not impossible to charge our users for subscription services.

IT IS DIFFICULT TO RETAIN KEY PERSONNEL AND ATTRACT ADDITIONAL QUALIFIED EMPLOYEES IN OUR BUSINESS AND THE LOSS OF KEY PERSONNEL AND THE BURDEN OF ATTRACTING ADDITIONAL QUALIFIED EMPLOYEES MAY IMPEDE THE OPERATION AND GROWTH OF OUR BUSINESS AND CAUSE OUR REVENUES TO DECLINE.

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, but they have no contractual obligation to remain with us. In particular, our success depends on the continued service of Gerald Gorman, our Chairman and Chief Executive Officer, Gary Millin, our President, Lon Otremba, our Chief Operating Officer, Debra McClister, our Chief Financial Officer, and Charles Walden, our Executive Vice President, Technology. The loss of the services of Messrs. Gorman, Millin, Otremba or Walden, or of Ms. McClister, or several other key employees, would impede the operation and growth of our business.

    To manage our existing business and handle any future growth, we will have to attract, retain and motivate additional highly skilled employees. In particular, we will need to hire and retain qualified salespeople if we are to meet our sales goals. Competition for employees in Internet-related businesses is intense. We have in the past experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If we are unable to do so, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges.

OUR BUSINESS IS HEAVILY DEPENDENT ON TECHNOLOGY, INCLUDING TECHNOLOGY THAT HAS NOT YET BEEN PROVEN RELIABLE AT HIGH TRAFFIC LEVELS AND TECHNOLOGY THAT WE DO NOT CONTROL.

    The performance of our computer systems is critical to the quality of service we are able to provide to our members. If our service is unavailable or fails to perform to our members' satisfaction, they may cease using our service. Reduced use of our service decreases our revenues by decreasing the advertising space that we have available to sell. In addition, our agreements with several of our partners establish minimum performance standards. If we fail to meet these standards, our partners could terminate their relationships with us and assert claims for monetary damages.

WE NEED TO UPGRADE OUR COMPUTER SYSTEMS TO ACCOMMODATE INCREASES IN EMAIL TRAFFIC, BUT WE MAY NOT BE ABLE TO DO SO WHILE MAINTAINING OUR CURRENT LEVEL OF SERVICE, OR AT ALL.

    We must continue to expand and adapt our computer systems as the number of members and the amount of information they wish to transmit increases, and as their requirements change. Because we have only been providing our services for a limited time, and because our computer systems have not been tested at greater capacities, we cannot guarantee the ability of our computer systems to connect and manage a substantially larger number of members at high transmission speeds. If we cannot provide the necessary service while maintaining expected performance, our business would suffer and our ability to generate revenues through our services would be impaired.

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
    The expansion and adaptation of our computer systems will require substantial financial, operational and managerial resources. We may not be able to accurately project the timing of increases in email traffic or other customer requirements. In addition, the very process of upgrading our computer systems is likely to cause service disruptions. This is because we will have to take various elements of the network out of service in order to install some upgrades.

OUR COMPUTER SYSTEMS MAY FAIL AND INTERRUPT OUR SERVICE.

    Our members have in the past experienced interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, unsolicited bulk emails that overload our system and other computer system failures. These failures have resulted and may continue to result in significant disruptions to our service.

    During the two week period from March 23, 1999 through April 5, 1999, for example, we experienced a series of service outages that affected a significant number of our members. Two of these outages, the longest of which was approximately 13 hours, were attributable to computer equipment failures in our member database system and our email storage system. Although we plan to install backup computers and implement procedures to reduce the impact of future malfunctions in these systems, the presence of these and other single points of failure in our network increases the risk of service interruptions. Some aspects of our computer systems are not redundant. These include our member database system and our email storage system, which stores emails and other data for our members. In addition, substantially all of our computer and communications systems are currently located in our primary data center in lower Manhattan. We currently do not have an alternate site from which we could conduct operations in the event of a disaster. Our computer and communications hardware is vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. Our services would be suspended for a significant period of time if our primary data center was severely damaged or destroyed. We might also lose stored emails and other member files, causing significant member dissatisfaction and possibly giving rise to claims for monetary damages. Although we plan to build a secondary data center outside New York City to address this contingency, that facility will not be operational in the near future and may never be successfully deployed as a fully redundant facility.

OUR SERVICES WILL BECOME LESS DESIRABLE OR OBSOLETE IF WE ARE UNABLE TO KEEP UP WITH THE RAPID CHANGES CHARACTERISTIC OF OUR BUSINESS.

    Our success will depend on our ability to enhance our existing services and to introduce new services in order to adapt to rapidly changing technologies, industry standards and customer demands. To compete successfully, we will have to accurately anticipate changes in consumer demand and add new features to our services very rapidly. We also have to regularly upgrade our software to ensure that it remains compatible with the wide and changing variety of Web browsers and other software used by our members. For example, our system currently cannot properly receive files sent using some third party email programs. We may not be able to integrate the necessary technology into our computer systems on a timely basis or without degrading the performance of our existing services. We cannot be sure that, once integrated, new technology will function as expected. Delays in introducing effective new services could cause existing and potential members to forego use of our services and to use instead those of our competitors.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO PROVIDE ADEQUATE SECURITY FOR OUR SERVICE, OR IF OUR SERVICE IS IMPAIRED BY SECURITY MEASURES IMPOSED BY THIRD PARTIES.

    Security is a critical issue for any online service, and presents a number of challenges for us.

    IF WE ARE UNABLE TO MAINTAIN THE SECURITY OF OUR SERVICE, OUR REPUTATION AND OUR ABILITY TO ATTRACT AND RETAIN MEMBERS MAY SUFFER, AND WE MAY BE EXPOSED TO LIABILITY. Third parties may attempt to breach our security or that of our members. If they are successful, they could obtain our members' confidential information, including our members' profiles, passwords, financial account information, credit card numbers, stored email or other personal information. Our members may assert claims for money damages for any breach in our security and any breach could harm our reputation.

    Our computers are vulnerable to computer viruses, physical or electronic break-ins and similar incursions, which could lead to interruptions, delays or loss of data. We expect to expend significant capital and other resources to license or create encryption and other technologies to protect against security breaches or to alleviate problems caused by any breach. Nevertheless, these measures may prove ineffective. Our failure to prevent security breaches may expose us to liability and may adversely affect our ability to attract and retain members.

    SECURITY MEASURES TAKEN BY OTHERS MAY INTERFERE WITH THE EFFICIENT OPERATION OF OUR SERVICE, WHICH MAY HARM OUR REPUTATION, ADVERSELY IMPACT OUR ABILITY TO ATTRACT AND RETAIN MEMBERS AND IMPEDE THE DELIVERY OF ADVERTISEMENTS FROM WHICH WE GENERATE REVENUES. "Firewalls" and similar network security software employed by many ISPs, employers and schools can interfere with the operation of our Webmail service, including denying our members access to their email accounts. Similarly, in their efforts to filter out unsolicited bulk emails, ISPs and other organizations may block email from all or some of our members.

OUR DEPENDENCE ON LICENSED TECHNOLOGY EXPOSES US TO THE RISK THAT WE MAY NOT BE ABLE TO INTEGRATE OUR TECHNOLOGY, WHICH MAY RESULT IN LESS DEVELOPMENT OF OUR OWN TECHNOLOGY AND MAY INCREASE OUR COSTS.

    We license a significant amount of technology from third parties, including our Web server and encryption technology. We anticipate that we will need to license additional technology to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. Third-party licenses expose us to increased risks, including risks relating to the integration of new technology, the diversion of resources from the development of our own proprietary technology, and a greater need to generate revenues sufficient to offset associated license costs.

IF THE INTERNET AND OTHER THIRD-PARTY NETWORKS ON WHICH WE DEPEND TO DELIVER OUR SERVICES BECOME INEFFECTIVE AS A MEANS OF TRANSMITTING DATA, THE BENEFITS OF OUR SERVICE MAY BE SEVERELY UNDERMINED.

    Our business depends on the effectiveness of the Internet as a means of transmitting data. The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. Any deterioration in the performance of the Internet as a whole could undermine the benefits of our services. Therefore, our success depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. We also depend on telecommunications network suppliers such as MFS, BBN Planet and UUNET to transmit and receive email messages on behalf of our members.

IF THE THIRD PARTY THAT WE DEPEND ON FOR THE ACTUAL DELIVERY OF THE ADVERTISEMENTS WE SELL EXPERIENCES TECHNICAL DIFFICULTIES OR OTHERWISE FAILS TO PERFORM, OUR REVENUES FROM ADVERTISING MAY BE ADVERSELY AFFECTED.

    We contract with DoubleClick, Inc. to deliver the advertisements that we sell and that appear on our Web pages and on the Web pages of our partners. If DoubleClick experiences technical difficulties or otherwise fails to perform, our revenues from advertising may be adversely affected. Furthermore, DoubleClick may not have the same priorities for technology development as we do and this may limit our ability to improve our delivery of advertising for our specific needs. We are investigating delivering advertisements ourselves using software licensed from a third party. We do not currently know whether we will switch our advertising delivery process. If we switch, we may experience problems in making the transition and the new software may not function as we expect.

OUR COMPUTER SYSTEMS, AND THE SYSTEMS OF OTHERS THAT WE DEPEND ON, MAY NOT OPERATE PROPERLY BECAUSE OF THE YEAR 2000 PROBLEM.

    We may have substantial exposure to the Year 2000 problem, both with our own systems and with systems we do not control. The Year 2000 problem could adversely affect our business and financial results. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. This could result in major failures or malfunctions.

    This risk is particularly significant for our business. In addition to relying on our internal computer equipment and software, we depend upon the continued viability of many external systems, most importantly the Internet, in order to make our services available to our members. We use the Internet to deliver all of our services to our members and to transmit and receive their email. Because no single entity or organization manages or controls the Internet, we have no way to determine how many of the devices or systems that contribute to the efficient transmission of data over the Internet may be prone to the Year 2000 risk. If the performance or the availability of the Internet as a data communications medium is compromised because of the Year 2000 problem, our ability to deliver our services and to generate revenues would be adversely affected even if our own internal systems are fully operational.

    In addition, many of our members are dependent upon the availability of our partners' Web sites in order to gain access to our services. While we are in the process of identifying any potential Year 2000 problems at our partners' sites, we cannot be sure that Year 2000 problems will not materialize at these sites. Moreover, our members rely on a wide variety of hardware and software, as well as numerous ISPs, in order to reach the Internet and our Web-based services. If our members are unable to access our services because of Year 2000 problems associated with their own computers or their ISPs, our ability to deliver our services and to generate revenues would be adversely affected.

    With respect to our internal systems, we are working with our hardware and software vendors to identify any exposure to the Year 2000 problem. Although we are seeking to identify and remediate all Year 2000 problems in our internal systems by the end of this year, we cannot ensure that we will be successful in this effort. Any significant Year 2000 problems in our internal systems will harm our operations and increase our losses. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GERALD GORMAN WILL CONTINUE TO CONTROL MAIL.COM AFTER THIS OFFERING AND WILL BE ABLE TO PREVENT A CHANGE OF CONTROL.

    After this offering, Gerald Gorman, our Chairman and Chief Executive Officer, will beneficially own Class A and Class B common stock representing approximately 77.3% of the voting power of our outstanding common stock. Each share of Class B common stock entitles the holder to 10 votes on any matter submitted to the stockholders. As a result of his share ownership, Mr. Gorman will be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions. Mr. Gorman will be in a position to prevent a change in control of Mail.com even if the other stockholders were in favor of the transaction.

    Mail.com and Mr. Gorman have agreed to permit our stockholders who formerly held our preferred stock to designate a total of three members of our board of directors.

    Our charter contains provisions that could deter or make more expensive a takeover of Mail.com. These provisions include the ability to issue "blank check" preferred stock without stockholder approval.

    For more information on these matters, please see "Certain
Transactions--Agreements with Stockholders," "Principal Stockholders" and "Description of Capital Stock."

IT IS OUR INTENTION TO ACQUIRE OR MAKE STRATEGIC INVESTMENTS IN OTHER BUSINESSES AND TO ACQUIRE OR LICENSE TECHNOLOGY AND OTHER ASSETS, AND WE MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES OR GENERATING AN ACCEPTABLE RETURN FROM ACQUISITIONS.

    We will attempt to acquire or make strategic investments in businesses and to acquire or license technology and other assets. We cannot assure you that acquisition or licensing opportunities will continue to be available on terms acceptable to us or at all. Such acquisitions will involve risks, including:

    - inability to raise the required capital;

    - difficulty in assimilating the acquired operations and personnel;

    - inability to retain any acquired member accounts;

    - disruption of our ongoing business;

    - inability to successfully incorporate acquired technology into our service offerings and maintain uniform standards, controls, procedures, and policies; and

    - lack of the necessary experience to enter new markets.

    We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially impair our operating results by diluting our shareholders' equity, causing us to incur additional debt, or requiring us to amortize acquisition expenses and acquired assets.

OUR GOAL OF BUILDING BRAND IDENTITY IS LIKELY TO BE DIFFICULT AND EXPENSIVE.

    We believe that a quality brand identity will be essential if we are to increase membership, traffic on our sites and revenues. We intend to use a portion of the proceeds of the offering to substantially increase our marketing budget as part of our efforts to build the Mail.com brand. We do not have experience with some of the types of marketing that we are contemplating. If our marketing efforts cost more than anticipated or if we cannot increase our brand awareness, our losses will increase and our ability to succeed will be seriously impeded. Please see "Use of Proceeds."

OUR EXPANSION INTO INTERNATIONAL MARKETS IS SUBJECT TO SIGNIFICANT RISKS AND OUR LOSSES MAY INCREASE AND OUR OPERATING RESULTS MAY SUFFER IF OUR REVENUES FROM INTERNATIONAL OPERATIONS DO NOT EXCEED THE COSTS OF THOSE OPERATIONS.

    We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. If our revenues from international operations do not exceed the expense of establishing and maintaining these operations, our losses will increase and our operating results will suffer. We face significant risks inherent in conducting business internationally, such as:

    - uncertain demand in foreign markets for Webmail advertising, direct marketing and e-commerce;

    - difficulties and costs of staffing and managing international operations;

    - differing technology standards;

    - difficulties in collecting accounts receivable and longer collection periods;

    - economic instability and fluctuations in currency exchange rates and imposition of currency exchange controls;

    - potentially adverse tax consequences; and

    - political instability, unexpected changes in regulatory requirements, and reduced protection for intellectual property rights in some countries.

WE WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF THE PROCEEDS FROM THIS OFFERING.

    As of the date of this prospectus, we cannot specify the particular uses for the net proceeds we will receive from the offering. If our management does not apply these funds effectively, our revenues could decrease and our stock price could fall. Please see "Use of Proceeds."

IF WE ARE UNABLE TO RAISE NECESSARY CAPITAL IN THE FUTURE, WE MAY BE UNABLE TO FUND NECESSARY EXPENDITURES.

    We anticipate the need to raise additional capital in the future. However, we may not be able to raise on terms favorable to us, or at all, amounts necessary to fund our planned expansion, develop new or enhanced services, respond to competitive pressures, promote our brand name or acquire complementary businesses, technologies or services. Some of our shareholders have registration rights that could interfere with our ability to raise needed capital.

    If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest. Moreover, we could issue preferred stock that has rights senior to those of the Class A common stock. If we raise funds by issuing debt, our lenders may place limitations on our operations, including our ability to pay dividends.

    Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions--Agreements with Stockholders" and "Description of Capital Stock."

REGULATION OF EMAIL AND INTERNET USE IS EVOLVING AND MAY ADVERSELY IMPACT OUR BUSINESS.

    There are currently few laws or regulations that specifically regulate activity on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 restricts the types of information and content transmitted over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

    Moreover, the extent to which existing laws relating to issues such as property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. We could face liability for defamation, copyright, patent or trademark infringement and other claims based on the content of the email transmitted over our system. We do not and cannot screen all the content generated and received by our members. Some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. We may be subject to legal proceedings and damage claims if we are found to have violated laws relating to email content.

OUR INTELLECTUAL PROPERTY RIGHTS ARE CRITICAL TO OUR SUCCESS, BUT MAY BE DIFFICULT TO PROTECT.

    We regard our copyrights, service marks, trademarks, trade secrets, domain names and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, members, strategic partners and others to protect our proprietary rights. Despite our precautions, unauthorized third parties may improperly obtain and use information that we regard as proprietary. Third parties may submit false registration data attempting to transfer key domain names to their control. Our failure to pay annual registration fees for key domain names may result in the loss of these domains to third parties. Third parties have challenged our rights to use some of our domain names, and we expect that they will continue to do so.

    The status of United States patent protection for software products is not well defined and will evolve as additional patents are granted. We do not know if our current or future patent applications will be issued with the scope of the claims we seek, if at all. Current United States law does not adequately protect our database of member contact and demographic information. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

    Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, we cannot be certain that our services do not infringe issued patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our services. We have been and may continue to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims related to the use of our domain names and claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business.

A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK MAY COME ONTO THE MARKET IN THE FUTURE, WHICH COULD DEPRESS OUR STOCK PRICE.

    Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our Class A common stock to decline. After this offering, we will have an aggregate of 42,082,322 shares of Class A and Class B common stock and 8,094,766 options and 1,217,999 warrants to purchase an aggregate of 9,312,765 shares of Class A common stock outstanding. Except for up to 685,000 shares to be sold through our directed share program, all the shares sold in this offering will be freely tradable immediately after this offering. All shares sold under the directed share program will be subject to lock-up agreements that prohibit the sale of the shares for 30 days after the date of this prospectus. 35,079,224 of the remaining 35,232,322 shares of Class A and Class B common stock outstanding after this offering are subject to lock-up agreements that restrict the sale of the shares for 180 days after the date of this prospectus. Beginning December 15, 1999 (181 days after the date of this prospectus), 31,604,139 shares will become available for sale, including shares issuable upon the exercise of options and upon the conversion of Class B common stock. However, Gerald Gorman has agreed to additional restrictions on his ability to transfer 7,000,000 shares of his Class B common stock if there is no exercise of the underwriter's over-allotment option. The remaining 6,842,170 shares will become available at various later dates upon the expiration of one-year holding periods. See "Shares Eligible For Future Sale." We are likely to issue large amounts of additional Class A common stock, which may also be sold and which could adversely affect the price of our stock. See "--Our contracts with our Web site partners require us to incur substantial expenses" and "--Investors in this offering will suffer immediate and substantial dilution, and they will experience more dilution in the future because of additional stock issuances."

    The holders of approximately 16,018,535 shares of Class A common stock have the right, subject to conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of the

Class A common stock to fall. For more information on these registration rights, please see "Description of Capital Stock--Registration Rights."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION, AND THEY WILL EXPERIENCE MORE DILUTION IN THE FUTURE BECAUSE OF ADDITIONAL STOCK ISSUANCES.

    We expect the initial public offering price to be substantially higher than the pro forma net tangible book value per share of our Class A common stock. Purchasers in this offering will experience immediate dilution of $4.89 at the public offering price of $7.00 per share. For more information, please see "Dilution."

    Several of our existing agreements with Web site partners provide for the issuance of substantial numbers of additional shares. We also have 8,094,766 outstanding vested and unvested employee stock options and 1,217,999 warrants to purchase an aggregate of 9,312,765 shares of Class A common stock. We have made a number of Internet-related asset acquisitions using stock and options to pay part or all of the purchase price. In the future, we expect to continue to issue shares and options, particularly in connection with our efforts to attract, retain and motivate qualified personnel and in connection with acquisitions and the establishment of commercial and strategic relationships. We may also issue additional shares or options to attract or retain Web site or ISP partners. We anticipate that the number of shares involved in these arrangements will be substantial.

    For more information about our existing commitments to issue Class A common stock, please see "--Our contracts with our Web site partners require us to incur substantial expenses" and "Management--Compensation."

BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR CLASS A COMMON STOCK, HOLDERS OF OUR CLASS A COMMON STOCK WILL NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

    We have never paid or declared any cash dividends on our Class A common stock or other securities and intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. See "Dividend Policy."

IT IS DIFFICULT TO PREDICT WHETHER A MARKET FOR OUR STOCK WILL DEVELOP, AND OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

    We cannot predict the extent to which investor interest in Mail.com will lead to the development of a trading market or how liquid that market might become. As discussed above, our financial results are difficult to predict and could fluctuate significantly. In addition, the market prices of securities of Internet-related companies have been highly volatile. A stock's price is often influenced by rapidly changing perceptions about the future of the Internet or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. If our stock price is volatile, a securities class action may be brought against us. Class-action litigation could result in substantial costs and divert our management's attention and resources.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed above and elsewhere in this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 6,850,000 shares of Class A common stock in the offering will be approximately $43.4 million, at the initial public offering price of $7.00 per share and after deducting the estimated underwriting discounts and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $50.1 million. The principal purposes of the offering are to obtain additional capital, create a public market for our Class A common stock and facilitate our future access to the public capital markets.

    Except as described below, we have no current specific plans for the net proceeds from this offering. We generally intend to use the proceeds of this offering to:

    - expand our computer systems;

    - develop Web site and ISP partnerships;

    - expand sales and marketing activities;

    - hire personnel;

    - finance potential acquisitions; and

    - fund other general corporate purposes.

    Other than as described below, we have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each purpose discussed above. The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings. Accordingly, we will have broad discretion in the application of proceeds.

    We expect to use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. Under a non-binding commitment letter we have agreed to issue 80,083 shares of our Class A common stock and to pay $1,000,000 in cash in exchange for shares of the capital stock of B.A.K. Jina International, Inc.

    We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities pending the foregoing uses.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

    The following table presents the capitalization of Mail.com as of March 31, 1999:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the automatic conversion upon the closing of this offering of all outstanding shares of convertible preferred stock, on a one-for-one basis, into 13,161,558 shares of our Class A common stock;

    - the issuance upon the closing of this offering of an aggregate of 2,079,378 shares of our Class A common stock in full settlement of our contingent obligations to issue additional equity to preferred stockholders. We will account for the issuance of these additional Class A common shares as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on a value of $7.00 per common share, which is the initial public offering price;

    - the issuance upon the closing of this offering of an aggregate of 1,500,000 shares of our Class A common stock to CNET and NBC Multimedia upon the exercise of warrants at an exercise price equal to $5.00 per share for proceeds of $7.5 million;

    - the issuance upon the closing of this offering of an aggregate of 2,368,907 shares of our Class A common stock to CNET and Snap and 210,000 shares of our Class A common stock to NBC Multimedia in full settlement of our contingent obligations to issue additional Class A common stock to them. We will capitalize the issuance of those shares and ratably amortize the amount over the period from the date of the offering through May 2001. For purposes of the pro forma data, we have calculated the amount of the settlement based on the initial public offering price of $7.00 per share; and

    - reflects the return of 1,000,000 shares of our Class A common stock originally issued at a value of $3.50 per share from GeoCities and the write-off of a $500,000 non-refundable fee paid to GeoCities. These transactions relate to the cancellation and rescission of our original contract and the entry into a new advertising agreement;

- on a pro forma as adjusted basis to give effect to the sale of, and the application of the net proceeds from, 6,850,000 shares of Class A common stock in this offering, at the initial public offering price of $7.00 per share.

                                                                                      MARCH 31, 1999
                                                                           -------------------------------------
                                                                                                      PRO FORMA
                                                                             ACTUAL      PRO FORMA   AS ADJUSTED
                                                                           -----------  -----------  -----------
Cash and cash equivalents................................................  $20,136,543  $27,636,543  $71,082,788
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
Domain asset purchase obligations, excluding current portion.............  $   190,355  $   190,355  $   190,355

Obligations under capital leases, excluding current portion..............    2,506,645    2,506,645    2,506,645

Redeemable convertible preferred stock, Class C, $0.01 par value;
  12,000,000 shares authorized, 3,776,558 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as
  adjusted...............................................................   13,047,650           --           --

Stockholders' equity:

Convertible preferred stock, Class A, D, and E, $0.01 par value;
  48,000,000 shares authorized, 9,385,000 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as
  adjusted...............................................................       93,850           --           --

Common stock, Class A and B, $0.01 par value; 130,000,000 shares authorized, 16,682,481 shares issued and outstanding actual; 35,002,324 shares issued and outstanding pro forma; and 41,852,324 shares issued
  and outstanding pro forma as adjusted..................................      166,825      350,052      418,552

Additional paid in capital...............................................   35,640,616   85,206,877  128,584,622

Subscription receivable..................................................     (210,950)    (210,950)    (210,950)

Deferred compensation....................................................     (934,399)    (934,399)    (934,399)

Accumulated deficit......................................................  (22,473,411) (37,529,057) (37,529,057)
                                                                           -----------  -----------  -----------

Total stockholders' equity...............................................   12,282,531   46,882,523   90,328,768
                                                                           -----------  -----------  -----------

Total capitalization.....................................................  $28,027,181  $49,579,523  $93,025,768
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------

    The foregoing table assumes no exercise of any stock options or warrants outstanding as of March 31, 1999 (except the pro forma data, which assumes the exercise of the warrants held by CNET and NBC Multimedia). Mail.com expects that there will be 32,082,322 shares of Class A common stock and 10,000,000 shares of Class B common stock outstanding after the offering. The foregoing number of shares of Class A common stock includes, in addition to the adjustments described above, shares issued upon option and warrant exercises that occurred after March 31, 1999. After the closing of this offering, no shares of convertible preferred stock will be issued and outstanding. As of March 31, 1999, there were options outstanding to purchase a total of 7.5 million shares of Class A common stock with a weighted average exercise price of $2.29 per share and 209,539 shares of Class A common stock were reserved for issuance upon exercise of outstanding warrants (excluding the warrants held by CNET and NBC Multimedia) at a weighted average exercise price of $3.36 per share. In addition, after March 31, 1999, we issued warrants to AT&T Corp. for the purchase of 1,000,000 shares of Class A common stock at an exercise price of $11.00 per share, warrants to outside consultants for the purchase of 8,460 shares of Class A common stock at an exercise price of $11.00 per share and granted 546,800 options to purchase Class A common stock to employees at a weighted average exercise price of $8.24 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "The Offering--Shares Issuable After The Offering" and the notes to our financial statements.

                                    DILUTION

    Our pro forma net tangible book value as of March 31, 1999 was approximately $44,850,348, or $1.28 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the issuance and sale of the 6,850,000 shares of Class A common stock in this offering (at the initial public offering price of $7.00 per share and after deducting estimated underwriting discounts and estimated offering expenses), our pro forma net tangible book value as of March 31, 1999 would have been $88,296,593, or $2.11 per share. This represents an immediate increase in pro forma net tangible book value of $0.83 per share to existing stockholders and an immediate dilution of $4.89 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.......................................             $    7.00
    Pro forma net tangible book value per share at March 31, 1999               $    1.28
    Increase in pro forma net tangible book value per share attributable to
      new investors...........................................................       0.83
                                                                                ---------
Pro forma net tangible book value per share after offering                                      2.11
                                                                                           ---------
Dilution per share to new investors...........................................             $    4.89
                                                                                           ---------
                                                                                           ---------

    The following table summarizes, on a pro forma basis, as of March 31, 1999, the differences between the total number of shares of Class A and Class B common stock purchased from Mail.com and the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Class A common stock in this offering based upon the initial public offering price of $7.00 per share:

                                                         SHARES PURCHASED                   TOTAL CONSIDERATION
                                                     -------------------------  -------------------------------------------
                                                                                                             AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                                     ------------  -----------  -------------  -----------  ---------------
Existing stockholders..............................    35,002,324        83.6%  $  37,515,000        43.9%     $    1.07
New investors......................................     6,850,000        16.4      47,950,000        56.1           7.00
                                                     ------------       -----   -------------       -----
      Total........................................    41,852,324       100.0%  $  85,465,000       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----

    The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of March 31, 1999 except the warrants held by CNET and NBC Multimedia. As of March 31, 1999, there were options outstanding to purchase a total of 7.5 million shares of Class A common stock with a weighted average exercise price of $2.29 per share and 209,539 shares of common stock were reserved for issuance upon exercise of outstanding warrants (excluding the warrants held by CNET and NBC Multimedia) at a weighted average exercise price of $3.36 per share. In addition, after March 31, 1999, we issued warrants to AT&T Corp. for the purchase of 1,000,000 shares of Class A common stock at an exercise price of $11.00 per share, warrants to outside consultants for the purchase of 8,460 shares of Class A common stock at an exercise price of $11.00 per share and granted 546,800 options to purchase Class A common stock to employees at a weighted average exercise price of $8.24 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "The Offering--Shares Issuable After The Offering" and the notes to our financial statements.

                            SELECTED FINANCIAL DATA

    The following table sets forth our selected financial data. You should read this information together with our financial statements and the notes to those statements beginning on page F-1 of this prospectus and the information under "Summary Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following data is presented:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the automatic conversion upon the closing of this offering of all outstanding shares of convertible preferred stock, on a one-for-one basis, into 13,161,558 shares of our Class A common stock;

    - the issuance upon the closing of this offering of an aggregate of 2,079,378 shares of our Class A common stock in the aggregate in full settlement of our contingent obligations to issue additional equity to preferred stockholders. We will account for the issuance of these additional Class A common shares as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on a value of $7.00 per common share, which is the initial public offering price;

    - the issuance upon the closing of this offering of an aggregate of 1,500,000 shares of our Class A common stock to CNET and NBC Multimedia upon the exercise of warrants at an exercise price equal to $5.00 per share for proceeds of $7.5 million;

    - the issuance upon the closing of this offering of an aggregate of 2,368,907 shares of our Class A common stock to CNET and Snap and 210,000 shares of our Class A common stock to NBC Multimedia in full settlement of our contingent obligations to issue additional Class A common stock to them. We will capitalize the issuance of those shares and ratably amortize the amount over the period from the date of the offering through May 2001. For purposes of the pro forma data, we have calculated the amount of the settlement based on the initial public offering price of $7.00 per share; and

    - the return of 1,000,000 shares of our Class A common stock originally issued at a value of $3.50 per share from GeoCities and the write-off of a $500,000 non-refundable fee paid to GeoCities. These transactions relate to the cancellation and rescission of our original contract and the entry into a new advertising agreement;

- on a pro forma as adjusted basis to give effect to the sale of, and the application of the net proceeds from, 6,850,000 shares of Class A common stock in this offering, at the initial public offering price of $7.00 per share.

                                                                                        THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     --------------------------------------------  -----------------------------
                                         1996           1997            1998           1998            1999
                                     -------------  -------------  --------------  -------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $      19,015  $     173,234  $    1,494,762  $      80,413  $    1,185,939
Operating expenses:
  Cost of revenues.................        187,890      1,081,848       2,890,582        351,665       1,477,690
  Sales and marketing..............         65,096        930,420       6,679,478        272,650       3,590,636
  General and administrative.......        221,932        862,028       3,482,097        275,206       1,364,898
  Product development..............         93,698        296,140       1,573,465        218,292       1,176,959
                                     -------------  -------------  --------------  -------------  --------------
      Total operating expenses.....        568,616      3,170,436      14,625,622      1,117,813       7,610,183
                                     -------------  -------------  --------------  -------------  --------------
Loss from operations...............       (549,601)    (2,997,202)    (13,130,860)    (1,037,400)     (6,424,244)
Other income (expense):
  Gain on sale of investment.......             --             --         438,000             --              --
  Interest income..................          6,869         36,264         277,164          6,905         114,904
  Interest expense.................         (1,980)       (34,815)       (109,187)       (13,368)        (98,723)
                                     -------------  -------------  --------------  -------------  --------------
      Total other income (expense),
        net........................          4,889          1,449         605,977         (6,463)         16,181
                                     -------------  -------------  --------------  -------------  --------------
Net loss...........................  $    (544,712) $  (2,995,753) $  (12,524,883) $  (1,043,863) $   (6,408,063)
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Basic and diluted net loss per
  common share.....................  $       (0.04) $       (0.21) $        (0.86) $       (0.07) $        (0.39)
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Weighted average basic and diluted
  shares outstanding...............     13,725,278     14,097,500      14,607,915     14,100,244      16,468,221
                                     -------------  -------------  --------------  -------------  --------------
                                     -------------  -------------  --------------  -------------  --------------
Pro forma:
Pro forma net loss.................                                $  (13,024,883)                $   (6,908,063)
Cumulative dividends on settlement
  of contingent obligations to
  preferred stockholders...........                                   (14,555,646)                   (14,555,646)
                                                                   --------------                 --------------
Net loss attributable to common
  stockholders.....................                                $  (27,580,529)                $  (21,643,709)
                                                                   --------------                 --------------
                                                                   --------------                 --------------
Basic and diluted net loss per
  common share.....................                                $        (0.84)                $        (0.62)
                                                                   --------------                 --------------
                                                                   --------------                 --------------
Shares used in pro forma basic and
  diluted net loss per common share
  calculation......................                                    32,927,758                     34,788,064
                                                                   --------------                 --------------
                                                                   --------------                 --------------

                                             AS OF DECEMBER 31,                  AS OF MARCH 31, 1999
                                     -----------------------------------  -----------------------------------
                                                                                                   PRO FORMA
                                        1996        1997        1998        ACTUAL    PRO FORMA   AS ADJUSTED
                                     ----------  ----------  -----------  ----------  ----------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents..........  $  128,277  $  909,718  $ 8,414,352  $20,136,543 $27,636,543 $71,082,788
Working capital (deficiency).......      37,743    (190,963)   5,075,870  14,621,821  22,121,821   65,568,066
Total assets.......................     665,855   2,645,854   20,344,488  37,111,583  58,663,925  102,110,170
Domain asset purchase obligations,
  less current portion.............          --     150,155      216,886     190,355     190,355      190,355
Deferred revenue, current and long-
  term portion.....................       6,289     329,187    1,904,645   2,496,750   2,496,750    2,496,750
Capital lease obligations, less
  current portion..................     146,186     568,728    1,437,731   2,506,645   2,506,645    2,506,645
Redeemable convertible preferred
  stock............................          --          --   13,047,650  13,047,650          --           --
Total stockholders' equity
  (deficit)........................     370,288     566,915     (332,643) 12,282,531  46,882,523   90,328,768

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Mail.com is a global provider of email services. Our basic email services are free to our members. We generate revenues primarily from advertising related sales, including direct marketing and e-commerce promotion. We also generate revenues from subscription services, such as premium email addresses and increased storage capacity, and from email service outsourcing fees. In April 1999, we delivered approximately 90 million email messages to our members and delivered approximately 190 million advertisements.

    Prior to 1998, we generated most of our revenues from subscription services and trading of domain names. We collect subscriptions by charging members' credit cards in advance, usually after a 30-day trial period. Until recently, we offered one-year, two-year, five-year and lifetime subscription periods. During March 1999, we increased our subscription rates and began offering only monthly and annual subscriptions. We record subscriptions as deferred revenues and recognize the revenues ratably over the term of the subscription. We use an eight year amortization period for lifetime subscriptions. We recognize revenues from the sale of domain names at the time of sale. We offer a 30-day trial period for certain subscription services. We do not recognize any revenue during such period. We provide pro rated refunds and chargebacks to subscription members who elect to discontinue their service. The actual amount of refunds and chargebacks approximated our expectations for all periods presented.

    During 1998, our member base became large enough to provide a platform for advertising related sales. We generated 75% of our revenues during 1998 from advertising related sales and 19% from our subscription services. We expect that most of our revenues will be derived from these sources in the future. We also generated a small portion of our revenues from the sale of domain name assets and from email service outsourcing fees. Although revenues from email outsourcing fees have been insignificant to date, we will seek to increase these revenues in the future.

    We price advertisements based on a variety of factors, including whether the advertising is targeted to a specific category of members or whether it is run across our entire network. We attempt to sell all of our available advertising space, or inventory, through a combination of advertisements that we sell on either a "cost per thousand" or "CPM" basis, or a "cost per action" basis. Advertising sales billed on a CPM basis require that the advertiser pay us an agreed amount for each 1,000 advertisements delivered. We do not generate income from advertising sales billed on a "cost per action" basis unless the member responds to the advertisement with an action, such as by "clicking" on the advertisement or purchasing the product advertised. In a CPM-based advertising contract, we recognize revenues from advertising sales ratably as we deliver individual advertisements or impressions. In a cost per action contract, we recognize revenues as members "click" or otherwise respond to the advertisement. In the case of contracts requiring actual sales of advertised items, we may experience delays in recognizing revenues pending receipt of data from the advertiser.

    On some occasions, we have also received upfront "placement" fees from advertising related to direct marketing and e-commerce promotion. These arrangements give the customer the exclusive right to use our network to promote goods or services within their category. These exclusive arrangements generally last one year. We record placement fees as deferred revenues, and we recognize the revenues ratably over the term of the agreement.

    We also engage in barter transactions. Under these arrangements, we deliver advertisements promoting a third party's goods and services in exchange for their agreement to run advertisements promoting our Webmail service. The number of advertisements that each party agrees to deliver, and hence the effective CPM, may not be equal. We recognize barter revenues ratably as the third party's advertisements are delivered to our members. We record cost of revenues ratably as our advertisements are delivered by the third party. Although our revenues and related costs of revenues will be equal at the conclusion of the barter transaction, the amounts may not be equal in any particular quarter. We record barter revenues and expenses at the fair market value of either the services we provide or of those we receive, whichever is more readily determinable under the circumstances. Barter revenues were approximately 11% of revenues for the year ended December 31, 1998, approximately 10% of revenues in the fourth quarter of 1998 and approximately 12% of revenues for the first quarter of 1999. On an annual basis, we anticipate that barter revenues will remain below 10%, although the actual percentage may fluctuate in any given quarter.

    In most of our contracts with our partners we provide the Webmail service at no cost to the partner. In addition to assuming the costs to provide service, we also pay out a percentage (generally up to 50%) of any advertising and subscription revenues attributable to our Webmail service at the partner's site. While most of our partners share in advertising and subscription revenues on a quarterly basis during the contract term, some of our partners are compensated or have the option to be compensated based on the number of member registrations. These contracts call for us to pay an amount in cash and/or shares of our Class A common stock for each member registration or confirmed member registration at the partner's site. In addition, under some of our contracts we pay our partners guaranteed minimum amounts and/or upfront or scheduled payments, usually in the form of sponsorship or license fees. Because we expect to retain at contract termination most of the members that establish emailboxes, we account for both revenue sharing and per-member costs as customer acquisition costs. We record these costs as sales and marketing expenses as we incur them.

    Because some of our contracts require us to issue shares of Class A common stock on a contingent basis, we could experience substantial fluctuations in our quarterly earnings. The amount of stock we are required to issue is usually based upon the number of member registrations during the preceding quarter or upon the achievement of performance targets. We record the non-cash expense as of the date we issue the stock or as of the date the targets are achieved, at the then fair market value of our stock. These expenses aggregated approximately $3,017,000 and $2,358,000 for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively. On April 30, 1999, we entered into an agreement to settle in full a contingent obligation to issue shares of Class A common stock to CNET, Snap and NBC Multimedia. Under this settlement, we will issue upon the closing of this offering an aggregate of 2,368,907 shares of Class A common stock to CNET and Snap and 210,000 shares of Class A common stock to NBC Multimedia. As required by our contract with AltaVista, we expect to issue additional shares of our Class A common stock for the second quarter of 1999. In addition, we have a contingent obligation to issue additional shares to RemarQ during 1999. See "Risk Factors--Our contracts with our Web site partners require us to incur substantial expenses" and "--We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline."

    Under an agreement with CNN we issued shares of our Class A common stock upon execution of the contract. We agreed to issue the shares in anticipation of CNN's fulfillment of promotional obligations under the contract. We capitalized as a partner advance the market value of the stock we issued and then amortize that amount over the length of the contract. We recorded approximately $173,000 and $111,000 of amortization expense for this agreement in 1998 and for the three months ended March 31, 1999, respectively. This amortization is included in sales and marketing expenses.

    Under our agreement with GeoCities entered into in September 1998, GeoCities received 1,000,000 shares of Class A common stock upon the commencement of the contract in consideration of the advertising, subscription and customer acquisition opportunities. In addition to our obligation to share revenue generated from the partnership with GeoCities, we were required to pay GeoCities $1.5 million in three installments, the first of which was paid in December 1998. On May 1, 1999, GeoCities and Mail.com agreed to cancel and rescind the contract and, as a result, we will not be providing email services to GeoCities. Under this agreement, GeoCities will retain the non-refundable fee that we paid to it under the agreement and we will not be required to pay the remaining $1 million. In addition, GeoCities will return to us the 1,000,000 shares of Class A common stock issued to them. We have also agreed to deliver advertisements over our network on behalf of GeoCities for the sixteen month period commencing May 1999. The total payments by GeoCities for this advertising will be $125,000 per month or $2,000,000 in the aggregate over the sixteen month period. In the second quarter of 1999, we will reverse the issuance of shares and expense the non-refundable fee previously paid to GeoCities.

    In 1998, we entered into a partner agreement with CNET which was amended shortly thereafter to include Snap, a newly formed entity. Under the agreement, we were obligated to issue warrants for a total of 1.5 million shares of our Class A common stock upon achievement of a member registration target. The warrants were divided between CNET and Snap and Snap subsequently assigned its portion to NBC Multimedia. On November 6, 1998, our partners achieved their target and became entitled to the warrants. The warrants have an exercise price of the lower of $5.00 or the per share price in an initial public offering of our stock. CNET and NBC Multimedia have exercised their warrants, and funds for the payment of the exercise price have been deposited into escrow. Upon consummation of this offering, funds sufficient to pay the exercise price will be released to us, and we will issue the shares to CNET and NBC Multimedia.

    Although we have experienced substantial growth in revenues in recent periods, we have incurred substantial operating losses since our inception and we expect to incur substantial operating losses for the foreseeable future. As of December 31, 1998 and March 31, 1999, we had an accumulated deficit of approximately $16.1 million and $22.5 million, respectively. We intend to invest heavily in sales and marketing and continued development and enhancements to our computer systems and service offerings. Our prospects should be considered in light of risks, expenses and difficulties encountered by companies in the early stages of development, particularly companies in the rapidly evolving Internet market. See "Risk Factors."

    We have recorded deferred compensation of approximately $1.0 million and $0.9 million for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively, in connection with the grant of stock options to one of our officers. This deferral represents the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of the options at the date of grant. This amount is represented as a reduction of stockholders' equity and amortized over the three year vesting period of the applicable options. Amortization of deferred stock compensation is charged to sales and marketing expense on the statement of operations. Amortization of the deferred compensation was approximately $71,000 and $91,000 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. We will amortize the remaining deferred compensation of approximately $934,000 as of March 31, 1999 over the remaining vesting period of approximately 3 years.

    We have recorded additional deferred compensation of approximately $511,000 in April 1999 in connection with the grant of 85,150 stock options to some employees. This deferral represents the difference between the deemed fair value of our common stock for accounting purposes, in this case $11.00 per share, and the $5.00 per share exercise price of the options at the date of grant. We will amortize the deferred compensation over the four year vesting period of the applicable options.

    In light of the evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results are not meaningful and should not be relied upon as indications of future performance. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Our revenues are also affected by seasonal patterns in advertising, which would become more noticeable if our revenue growth does not continue at its recent rate. We do not believe that our historical growth rates are indicative of future results.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

REVENUES

    Revenues increased approximately $1.1 million, from approximately $80,000 for the three months ended March 31, 1998 to approximately $1.2 million for the three months ended March 31, 1999. The increase was due primarily to our commencing advertising sales in July 1998. These sales became possible because of the growth in our number of emailboxes. Our members established approximately
0.5 million emailboxes from January 1, 1998 through March 31, 1998 and approximately 1 million emailboxes during the three months ended March 31, 1999. This brings us to a cumulative total of 5 million emailboxes. See "Risk Factors--We have only limited information about our members and their usage, which may reduce our potential revenues." Revenues for the three months ended March 31, 1998 and 1999 included approximately $10,000 and $1.0 million of advertising revenues, respectively. For the three months ended March 31, 1999, approximately $376,000 was attributable to one customer, N2K/Music Boulevard, which recently merged with CDnow, Inc., of which approximately $103,000 was barter revenue. Total barter revenues for the three months ended March 31, 1999 were approximately $143,000. Our revenues from subscriptions increased $87,000, from approximately $41,000 for the three months ended March 31, 1998 to approximately $128,000 for the three months ended March 31, 1999. Other revenue, primarily the sale of domain names, increased $22,000, from approximately $29,000 for the three months ended March 31, 1998 to approximately $51,000 for the three months ended March 31, 1999.

    In the three months ended March 31, 1999, revenues from members acquired through the Lycos and AltaVista Web sites accounted for approximately 29% of our revenue. Our agreement with Lycos expired on October 8, 1998, and our agreement with AltaVista expires on June 30, 1999. As of February 1999, we no longer register new members through the Lycos Web site. However, we retain the members who have previously signed up at this site under our domain names. Upon termination of the AltaVista agreement, we will retain all the members registered at that site. While these contracts either have or will soon expire, we expect that we will continue to serve the majority of the affected members. See "Risk Factors--Several of our most significant partner contracts have expired or will soon terminate, which could result in reduced advertising and subscription revenues."

OPERATING EXPENSES

    COST OF REVENUES

    Cost of revenues increased $1.1 million, from approximately $352,000 for the three months ended March 31, 1998 to approximately $1.5 million for the three months ended March 31, 1999. Cost of revenues consists primarily of costs incurred in the delivery and support of our email service, including depreciation of equipment used in our computer systems, the cost of telecommunications service, and personnel costs associated with our systems, databases and graphics. Cost of revenues also includes costs associated with licensing third party network software. In addition, we report the cost of barter trades, amortization of domain assets, and the cost of domain names that have been sold in cost of revenues. During the three months ended March 31, 1999, we purchased significant amounts of capital equipment for our computer systems to accommodate the growth in the number of emailboxes. As a result, depreciation expense increased significantly during this period. During the three months ended March 31, 1998 and 1999, barter expense was $0 and $124,000, respectively. Also, we substantially increased headcount in the above groups during this period. We anticipate continuing to purchase significant amounts of hardware and software and to continue to hire technical personnel.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased $3.3 million, from approximately $273,000 for the three months ended March 31, 1998 to approximately $3.6 million for the three months ended March 31, 1999. The increase was due primarily to the expansion of our sales and marketing efforts and the establishment of partner agreements with third party Web sites. The primary component of sales and marketing expenses is customer acquisition costs. The costs related to customer acquisitions paid in cash were approximately $407,000 for the three months ended March 31, 1999 and approximately $123,000 for the three months ended March 31, 1998. The costs related to customer acquisitions through the issuance of Class A common stock were approximately $2,247,000 for the three months ended March 31, 1999 and zero for the three months ended March 31, 1998. We also recorded approximately $111,000 in amortization of partner advances for the three months ended March 31, 1999 and zero for the three months ended March 31, 1998. The remainder of the costs in this category relate to salaries and commissions for sales, marketing, and business development personnel, as well as marketing promotions and advertising. We continued to increase our sales and marketing efforts through 1998 and for the three months ended March 31, 1999. We expect sales and marketing expenses to increase as we continue to invest in sales and marketing personnel, expand our partner network, and build our brand name.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased $1.1 million, from approximately $275,000 for the three months ended March 31, 1998 to approximately $1.4 million for the three months ended March 31, 1999. The increase was primarily due to increases in the number of personnel to support and grow our business, increasing customer service coverage to 24 hours per day, 7 days per week and increased facilities space. General and administrative expenses consist primarily of compensation and other employee costs not included in other line items, as well as overhead expenses, customer support and bad debt expense. We expect these expenses to continue to grow as necessary to support the growth of our business and to operate as a public company.

    PRODUCT DEVELOPMENT

    Product development costs increased $1.0 million, from approximately $218,000 for the three months ended March 31, 1998 to approximately $1.2 million for the three months ended March 31, 1999. The increase in expenses was due to increased staffing, the costs of adding new features to our services, designing new services and redesigning existing services. Product development expenses consist primarily of salaries and consulting expenses. During the three months ended March 31, 1999, a portion of consulting expenses was paid through the issuance of 55,000 shares of our Class A common stock, the cost of which was expensed. These expenses relate to the development of new services and the enhancement of existing ones. To date, we have expensed all of our product development costs as incurred. We need to continue to invest in product development to attain our goals, and as a result we expect product development expenses to increase significantly.

    INTEREST INCOME (EXPENSE)

    Interest income increased $108,000, from approximately $7,000 for the three months ended March 31, 1998 to approximately $115,000 for the three months ended March 31, 1999. The increase was due to higher cash balances as a result of completing private placements of preferred stock in July and August of 1998 and March of 1999. Interest expense increased $86,000, from approximately $13,000 for the three months ended March 31, 1998 to approximately $99,000 for the three months ended March 31, 1999. The increase was due to interest recorded on our capital lease obligations, as we continue to finance our computer equipment purchases.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    Our financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect only immaterial transactions. These activities have been included in the 1996 financial statements to facilitate presentation.

REVENUES

    Revenues increased $1.3 million, from approximately $173,000 in 1997 to approximately $1.5 million in 1998. The increase was primarily due to advertising sales which we initiated in July 1998. These sales became possible because of the growth in our number of emailboxes. We experienced an increase of approximately 3 million emailboxes during 1998 to an aggregate of approximately 4 million. See "Risk Factors--We have only limited information about our members and their usage, which may reduce our potential revenues." Revenues for 1998 included approximately $1.1 million of advertising revenue. Of this revenue, approximately $461,000 was attributable to one customer, N2K/Music Boulevard, which recently merged with CDnow, Inc. This amount included barter revenues of approximately $162,000, representing all of our barter revenues for the year. Our revenues from subscriptions increased $225,000, from approximately $61,000 in 1997 to approximately $285,000 in 1998. Other revenue, primarily the sale of domain names, decreased $20,000, from approximately $112,000 in 1997 to approximately $93,000 in 1998.

    We launched our commercial email service in 1996 and had only $19,000 in revenues in this period. These consisted of $2,000 from subscription services and $17,000 from the sale of domain names.

OPERATING EXPENSES

    COST OF REVENUES

    Cost of revenues increased $1.8 million, from approximately $1.1 million in 1997 to approximately $2.9 million in 1998. Depreciation expense increased significantly during the second half of the year due to increased capital expenditures. At the same time, we substantially increased headcount in the relevant groups in the second half of the year. Barter expense was $0 and $233,000 in 1997 and 1998, respectively.

    Cost of revenues increased $912,000, from approximately $188,000 in 1996 to approximately $1.1 million in 1997. The increase was due primarily to increased depreciation expense, personnel costs and amortization of domain names. There were no barter expenses in 1996 or 1997.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased $5.8 million, from approximately $930,000 in 1997 to approximately $6.7 million in 1998. We increased our sales and marketing efforts in the latter part of 1997 and continued to increase these efforts through 1998. The costs related to customer acquisitions paid in cash increased $1.1 million, from approximately $631,000 in 1997 to approximately $1.7 million in 1998. The costs related to customer acquisitions through the issuance of Class A common stock were approximately $3.0 million in 1998. We did not issue shares related to customer acquisitions before 1998. We also recorded $173,000 in amortization of partner advances in 1998. There were no partner advances before 1998.

    In 1997, sales and marketing expenses increased $865,000, from approximately $65,000 in 1996 when we started conducting business to approximately $930,000. During 1997, we entered into several partner relationships and began incurring customer acquisition costs.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased $2.6 million, from approximately $862,000 in 1997 to approximately $3.5 million in 1998. The increase was primarily due to increases in the number of personnel and personnel related costs, increasing customer service coverage to 24 hours per day, 7 days per week and expansion of facilities.

    General and administrative expenses increased $640,000, from approximately $222,000 in 1996 to approximately $862,000 in 1997 as our business started to grow. The increase was due primarily to increases in personnel, recruiting and consulting expenses.

    PRODUCT DEVELOPMENT

    Product development costs increased $1.3 million, from approximately $296,000 in 1997 to approximately $1.6 million in 1998. The increase was due to increased staffing, the costs of adding new features to our services, designing new services and redesigning existing services.

    Product development costs increased $202,000, from approximately $94,000 in 1996 to approximately $296,000 in 1997. This increase was also due to increased staffing and consulting expenses and depreciation.

OTHER INCOME (EXPENSE)

    Interest income increased $241,000, from approximately $36,000 in 1997 to approximately $277,000 in 1998. The increase was due to higher cash balances after we completed private placements of preferred stock in May and December of 1997 and January, July and August of 1998. In 1998, we realized a gain of approximately $438,000 when we sold shares of Lycos common stock. We received the Lycos stock as consideration in March 1998 when Lycos exercised an option to acquire our Class A preferred stock. We had granted Lycos the option when we entered into a partner contract with them in October 1997. Interest expense of approximately $109,000 in 1998 consists of interest recorded on our capital lease obligations.

    Interest income increased $29,000, from $7,000 in 1996 to $36,000 in 1997. The increase was due primarily to higher cash balances after we completed private placements of preferred stock in May and December of 1997. Interest expense on capital leases increased $33,000, from $2,000 in 1996 to $35,000 in 1997, as we continued to finance our computer equipment purchases.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following table presents unaudited quarterly statements of operations for each of the four quarters in 1998 and for the quarter ended March 31, 1999. We have prepared this data on substantially the same basis as the audited financial statements appearing elsewhere in this prospectus. We believe this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data together with the financial statements and the notes to those statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period. We expect that our quarterly revenues may fluctuate significantly. See "Risk Factors--We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline." We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Our revenues are also affected by seasonal patterns in advertising, which will become more noticeable if our revenue growth does not continue at its recent rate.

                                                             THREE MONTHS ENDED
                            ------------------------------------------------------------------------------------
                            MARCH 31, 1998  JUNE 30, 1998  SEPTEMBER 30, 1998  DECEMBER 31, 1998  MARCH 31, 1999
                            --------------  -------------  ------------------  -----------------  --------------
STATEMENT OF OPERATIONS
  DATA:
Revenues..................   $     80,413   $     139,094    $      272,636      $   1,002,619     $  1,185,939

Operating expenses:
Cost of revenues..........        351,665         592,677           800,728          1,145,512        1,477,690
Sales and marketing.......        272,650         520,139         1,347,342          4,539,347        3,590,636
General and
  administrative..........        275,206         489,082           960,093          1,757,716        1,364,898
Product development.......        218,292         277,750           489,723            587,700        1,176,959
                            --------------  -------------  ------------------  -----------------  --------------
    Total operating
      expenses............      1,117,813       1,879,648         3,597,886          8,030,275        7,610,183
                            --------------  -------------  ------------------  -----------------  --------------
Loss from operations......     (1,037,400)     (1,740,554)       (3,325,250)        (7,027,656)      (6,424,244)

Other income (expense):
Gain on sale of
  investment..............             --         438,000                --                 --               --
Interest income...........          6,905          26,475           107,437            136,347          114,904
Interest expense..........        (13,368)        (20,265)          (29,199)           (46,355)         (98,723)
                            --------------  -------------  ------------------  -----------------  --------------
Total other income
  (expense), net..........         (6,463)        444,210            78,238             89,992           16,181
                            --------------  -------------  ------------------  -----------------  --------------
Net loss..................   $ (1,043,863)  $  (1,296,344)   $   (3,247,012)     $  (6,937,664)    $ (6,408,063)
                            --------------  -------------  ------------------  -----------------  --------------
                            --------------  -------------  ------------------  -----------------  --------------

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have obtained financing through private placements of equity securities and through equipment leases. To date, we have raised approximately $37.5 million through the sale of common and preferred stock, including the most recent sale of Class E convertible preferred stock for $16 million in March 1999. This amount also includes $4.4 million received from the sale of Lycos common stock that we received in exchange for the issuance of our Class A preferred stock. Upon completion of this offering we will receive $7.5 million from CNET and NBC Multimedia in payment for the exercise of their warrants to purchase Class A common stock. As of March 31, 1999, we had approximately $20.1 million in cash and cash equivalents. We have had significant negative cash flows from operating activities for each fiscal and quarterly period to date. Net cash used in operating activities was approximately $439,000 for 1996, approximately $1.8 million for 1997, approximately $4.8 million for 1998 and approximately $676,000 and $1.8 million for the three months ended March 31, 1998 and 1999, respectively. Cash used in operating activities consisted mostly of net operating losses, decreased by issuances of stock for member acquisitions, non-cash compensation and depreciation and amortization.

    Net cash used in investing activities was approximately $135,000, $489,000 and $3.9 million for the years ended December 31, 1996, 1997, and 1998, respectively, and approximately $125,000 and $1.4 million for the three months ended March 31, 1998 and 1999, respectively. Net cash used in investing activities consisted primarily of purchases of computer equipment and domain name assets. Net cash provided by investing activities resulted from the sale leaseback of computer equipment. We expect that net cash used in investing activities will increase as we acquire significant new hardware and software in the future.

    We have entered into various capital leases for computer equipment. These capital lease obligations resulted in non-cash financing activities aggregating approximately $211,000, $750,000 and $1.4 million in 1996, 1997, and 1998, respectively, and approximately $146,000 and $1.5 million for the three months ended March 31, 1998 and 1999, respectively. The capital leases are with various institutions and have terms ranging from three to five years. The weighted average interest rate under the leases was approximately 11.5% in 1998.

    In May 1999, we entered into a $1.1 million equipment financing agreement. This agreement requires 42 monthly payments of approximately $30,000. We made the first payment in June 1999.

    We have entered into various arrangements in connection with our domain name assets. The obligations resulted in non-cash financing activities aggregating approximately $227,000 and $169,000 in 1997 and 1998, respectively and approximately $0 for the first quarter of 1999. These agreements have terms ranging from two to seven years.

    Our net cash provided by financing activities was approximately $700,000, $3.0 million and $16.2 million during 1996, 1997 and 1998, respectively, and $14.9 million for the first quarter of 1999. The principal component in 1996 was the net proceeds from the issuance of Class A and B common stock to our founders. The main component in 1997 was the proceeds from Class A preferred stock. In 1998 the main components were the proceeds from Class A and C preferred stock. In the first quarter of 1999, the main component was the proceeds from the Class E preferred stock.

    In April 1999, we purchased domain names which required cash payments of $880,000. Of this amount, we paid $530,000 in May 1999 and we will pay the remaining balance over the next 9 months. We also issued 130,000 shares of our Class A common stock as consideration for these purchases.

    On May 12, 1999, we entered into a non-binding commitment letter with B.A.K. Jina International, Inc. to establish a strategic and commercial relationship. B.A.K. Jina International, Inc. does business under the name Technology Workshop. Under the agreement, we would pay $1,000,000 in cash and issue 80,083 shares of our Class A common stock in exchange for a less than 20% equity interest in B.A.K. Jina International, Inc. We will assume that the value of the shares of our Class A common stock that we issue to them is equal to the fair value of our shares on the earlier of the date of issuance or the date on which we enter into a binding commitment to issue the shares. We also agreed to establish a technology licensing arrangement. Under this arrangement, B.A.K. Jina International, Inc. would integrate its Internet facsimile technology in our email service across our partner network. If requested by them, we would provide our Webmail services on their Web site.

    Under a letter agreement dated May 26, 1999, AT&T Corp. and Mail.com have agreed to negotiate in good faith to complete definitive agreements to establish a strategic relationship. Under the strategic relationship, AT&T Corp. would offer Mail.com's email outsourcing services to AT&T Corp.'s new and existing corporate customers who purchase Internet connection services from AT&T Corp. subject to any conditions that may be included in the definitive agreements. Mail.com's services would not contain any advertising or promotional messages. Mail.com would agree not to integrate or customize its email outsourcing technology for these services with any third party until December 31, 1999. Mail.com would retain the right during this period, however, to distribute its non-customized services to corporate customers both under its own brand name and other parties' brand names if these other parties do not need to integrate or customize Mail.com's technology. At AT&T Corp.'s request, Mail.com would also agree to work with AT&T Corp. on a preferred basis to develop and integrate technologies for services such as email, voicemail, telephony, paging and voice conferencing. AT&T Corp. or Mail.com may terminate the letter agreement without further liability if definitive agreements are not entered into on or before July 15, 1999. Under the letter agreement, we issued warrants to purchase 1,000,000 shares of our Class A common stock at $11.00 per share. AT&T Corp. may exercise the warrants at any time on or before December 31, 2000 regardless of whether we enter into definitive agreements for the strategic relationship. We will incur non-cash accounting charges of approximately $4.4 million in the aggregate as a result of the issuance of these warrants. We will amortize these charges over the term of any definitive agreement entered into with AT&T Corp. If we do not enter into a definitive agreement, the non-cash charges will be expensed in the fiscal quarter in which both parties have ceased negotiations for the proposed strategic relationship.

    We believe that the net proceeds from the offering and the exercise of the warrants held by CNET and NBC Multimedia, together with our existing cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Our operating and investing activities may require us to obtain additional equity or debt financing. In addition, we continue to evaluate potential acquisitions of other businesses, products, and technologies on an ongoing basis. In order to complete these potential acquisitions, we may need additional equity or debt financing in the future. Sales of additional equity securities could result in additional dilution to our stockholders.

YEAR 2000 COMPLIANCE

    Our business could suffer if the systems on which we are dependent to conduct our operations are not Year 2000 compliant.

    Our potential areas of exposure include:

    - internal information technology, including computers and software;

    - non-information technology, including telephone systems and other equipment that we use internally; and

    - external, third party systems, particularly the systems that comprise the Internet and those products and services that allow our members to access the Internet.

    We have completed our initial assessment of current Year 2000 compliance for both our information and non-information technology. Based on our initial assessment, we believe all non-information technology, including security and phone systems, upon which we are materially dependent, is Year 2000 compliant. We expect to resolve any Year 2000 compliance issues relating to information technology that we use internally primarily through normal upgrades or, when necessary, through replacement of existing software with Year 2000 compliant products. We do not expect the cost of these upgrades or replacements to be material to our financial position or results of operations. If our production and operational facilities that support our own Web sites are not Year 2000 compliant, portions of our services may become unavailable. Our review of our systems has shown that there is no single component that would make our services totally unavailable. We intend to complete the testing of our technologies, replacement or correction of our non-compliant technologies and testing of any replacement or corrected technologies by October 1, 1999.

    We estimate that our total cost to become Year 2000 compliant will not exceed $200,000. We have allocated this amount as follows:

    - $100,000 for a test system that is independent of our main production system;

    - $50,000 for unplanned hardware and software upgrades; and

    - $50,000 for unplanned consulting and software development resources.

    We have not incurred any capital costs regarding Year 2000 compliance to date. We have focused our efforts on research and planning. As such, our $200,000 budget, which has been allocated from existing funds, is still fully available. Our Year 2000 budget constitutes less than 2% of our overall information technology budget. Our Year 2000 compliance efforts have not had a material impact on other information technology projects. We do not expect the financial or resource requirements necessary to achieve compliance to have a material impact on our financial condition or results of operations. However, necessary upgrades and replacements may not be completed on schedule or within estimated costs or may not successfully address our Year 2000 compliance issues. We have not engaged any third parties to verify the results of our assessments or our cost estimates.

    We are unable to determine the extent to which the external, third-party systems on which our business depends may be prone to Year 2000 risks. In the event that the Internet or widespread access to the Internet is compromised because of Year 2000 problems, our services may not be available to or accessible by our members. See "Risk Factors--Our computer systems, and the systems of others that we depend on, may not operate properly because of the Year 2000 problem." We are in the process of seeking verification from our key Web site and ISP partners, manufacturers and suppliers that they have either achieved or expect to achieve Year 2000 compliance. As of April 30, 1999, we have received notification from over 90% of our manufacturers and suppliers and approximately 10% of our partners that they are either Year 2000 compliant or are taking necessary steps to become Year 2000 compliant. We expect to receive certifications from the remaining manufacturers, suppliers and partners by July 31, 1999. To the extent that vendors fail to provide certification that they are Year 2000 compliant by August 31, 1999, we will reevaluate our relationships. We have not engaged any independent services to verify and validate representations made by key Web sites and partners, manufacturers and suppliers. We plan to monitor progress of these entities by requesting periodic updates as they prepare for the arrival of the year 2000.

    In the event that any of our partner sites are unable to operate due to Year 2000 difficulties, we could with our partner's consent offer most of the affected members the ability to bypass the partner site and access their emailbox through one of our own sites.

    We do not currently have a contingency plan to deal with the worst-case scenario involving Year 2000-related failures of technologies on which we are dependent. We intend to develop a plan for this scenario by October 1, 1999. Our contingency plan will outline our plans and procedures for dealing with unanticipated difficulties resulting from Year 2000-related failures. Potential Year 2000 problems will vary in significance, ranging from minor software bugs to network failures. Our services would not be available under our worst case scenario, potentially resulting in loss of revenues and a decrease in the number of new members. Although we do not anticipate the occurrence of this worst case scenario, our contingency plan will include procedures to follow if it occurs.

    If our present efforts to address the Year 2000 compliance issues are not successful, or if partners, manufacturers, suppliers and other third parties do not successfully address these issues, our business, operating results and financial position could be materially and adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance for determining whether computer software is internal-use software and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We adopted SOP 98-1 in 1999 and its effect is not significant.

    We adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires us to report in our financial statements, in addition to our net income (loss), comprehensive income (loss). Comprehensive income or loss includes all changes in equity during a period from non-owner sources, including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on investments in debt and equity securities. There were no differences between our comprehensive loss and net loss as reported.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. We have determined that we do not have any separately reportable segments.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect this statement to affect us, as we do not have any derivative instruments or hedging activities.

                                    BUSINESS

    Mail.com is a global provider of email services. At the end of 1998, we were the sixth largest provider of emailboxes in the world, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census. Our basic email services are free to our members. We generate revenues primarily from advertising related sales, including direct marketing and e-commerce promotion. We also generate revenue from subscription services, such as premium email addresses and increased storage capacity, and from email service outsourcing fees. In April 1999, we delivered approximately 90 million email messages to our members and delivered approximately 190 million advertisements.

INDUSTRY BACKGROUND

    Use of the Internet and Internet related applications is growing rapidly. The International Data Corporation (IDC) projects that the number of Web users will increase from 142 million worldwide at the end of 1998 to 502 million by the end of 2003.

    GROWTH OF EMAIL

    Email is becoming an increasingly important means of communication, with both the number of email users and usage levels per individual projected to increase significantly. Email has the highest usage of any service on the Internet. In an October 1998 Jupiter Communications/NFO Interactive survey, approximately 93% of respondents reported using email regularly. According to the Jupiter/ NFO survey, there are over three times as many online users who regularly use email as there are viewing or creating a personal homepage, visiting a sports, music or games related site, or participating in online chat. At the end of 1998, there were approximately 325 million emailboxes worldwide, an increase of 64% from a year before according to a study by ELECTRONIC MAIL & MESSAGING SYSTEMS. Forrester Research projects that daily global Internet email traffic will increase from 100 million messages per day in 1996 to 1.5 billion messages per day in 2002.

    We believe the growth in email usage reflects several advantages over traditional methods of communication. An email is easier to send than printed correspondence and typically arrives in minutes. Email is easily distributed and forwarded to many recipients or distributed to mailing lists. The electronic format of email offers electronic filing, searching and editing capabilities not generally available for faxes, voicemail and other forms of communications. Email also allows for computer file attachments, permitting the recipient to open and use files if they have the appropriate application software. In addition, email can be integrated with other applications such as automated scheduling, document sharing, and messaging applications such as email-to-fax and email-to-pager.

    We believe that Webmail accounts are a rapidly growing category of emailboxes. According to ELECTRONIC MAIL & MESSAGING SYSTEMS, the number of Webmail accounts increased from 2.4 million at the end of 1996 to 82.7 million at the end of 1998. Webmail allows users to access their email through any computer or other device that has a Web browser and access to the Internet. The feature email users request most is universal access to their email services, according to a survey conducted by Jupiter Communications/NFO Interactive.

    EMERGENCE OF THIRD PARTY EMAIL SERVICE PROVIDERS

    The email industry is highly fragmented with large numbers of ISPs, businesses and schools maintaining their own systems. We believe that as the complexity and usage of email increases there will be an increasing desire on the part of Web sites, ISPs, small businesses and educational institutions to outsource their email to third parties. We believe our economies of scale, flexible technology platform and email focus will enable us to offer these market segments an attractive outsourcing alternative, both domestically and internationally.

    Prior to 1996, nearly all email services were provided directly by users' employers, schools or ISPs. The emergence of Webmail has given third party providers the ability to provide email services to any user with access to the Web. This permits the development of large third-party email providers that often have economy of scale advantages over traditional email providers, including:

    - the ability to spread costs of developing specialized email products and services over large numbers of users;

    - the ability to service many customer locations from one or more large centralized data centers;

    - sufficient global traffic to warrant 24 hour customer support and system maintenance staff;

    - volume purchasing of hardware, software, telecommunications and other services;

    - sufficient user base to attract general interest advertisers as well as specialized advertisers seeking users in specific demographic targets; and

    - sufficient user base to develop direct marketing and e-commerce opportunities.

ADVERTISING, DIRECT MARKETING AND E-COMMERCE ON THE INTERNET

    The Web is emerging as an attractive new medium for advertisers, offering the ability to target advertising more effectively than many traditional media. Jupiter Communications projects that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%. By advertising on the Web, advertisers have the ability to target their messages to specific groups of consumers. The Web also allows advertisers to measure the number of times that a particular advertisement has been presented and the responses to the advertisement.

    We also believe that the Web improves advertisers' direct marketing efforts, which have been traditionally conducted through direct mail and telemarketing. The interactive nature of the Web gives advertisers the potential to establish dialogues and one-to-one relationships with potential consumers. Advertisers can then make highly targeted product offers to consumers at the point of sale over the Web at lower costs.

    We believe that the growth in Web users and usage and the increasing potential for e-commerce will continue to create growth in Web advertising and direct marketing. The Web is becoming a vehicle for e-commerce, since online purchases of goods and services can be less expensive and more convenient than traditional transactions. We believe that as the volume of e-commerce transactions expands, retailers will offer a greater variety of products and services over the Web. Forrester Research has estimated that online sales for retail goods other than automobiles totaled $4.8 billion in 1998 and projects that these sales will increase to $50.2 billion in 2002.

BUSINESS STRATEGY

    As a global provider of email services, we seek to grow our member base and increase usage of our services by expanding our partner network, developing the Mail.com brand and adding additional features to our services. We believe this will provide us with greater advertising and other revenue opportunities and economies of scale. Our strategies include:

    - BUILDING OUR MEMBER BASE. We intend to add new members by expanding our partner network to include additional Web sites and ISPs. We plan to use a portion of the proceeds of this offering to launch marketing, promotional and communications programs in an attempt to increase our brand recognition, and to attract new partners and members. We will also seek to acquire businesses with established user bases to which we can offer our services.

    - INCREASING MEMBER USAGE. We believe that adding features to our services will increase member usage and generate more page views and revenue opportunities. For example, in 1999 we plan to introduce a spell checker and integrated personal calendars with "to do" lists and event reminders. We also plan to expand our portfolio of domain names from which members can select their email addresses. We are designing our technology to be the foundation for additional messaging services. Our long-term objective is to become a member's communications portal on the Web by combining email, fax, voicemail, calendars, address books and related tools into one fully-integrated service.

    - INCREASING OUR ADVERTISING RELATED REVENUE OPPORTUNITIES, INCLUDING DIRECT MARKETING AND E-COMMERCE PROMOTION. As our number of active members grows, we will seek to increase our advertising revenues by using the demographic data we collect to offer advertisers access to larger and increasingly segmented pools of members who fit their desired criteria. We plan to offer advertisers a broader array of advertising formats and tools. Examples include custom mailings to members who have requested special advertiser offers and instant member polls regarding their planned purchases, brand preferences, price sensitivity and other areas of interest to our sponsors. We also intend to continue to develop additional e-commerce relationships.

    - EXPANDING SUBSCRIPTION, OUTSOURCING AND OTHER REVENUE OPPORTUNITIES. We plan to offer additional premium services during 1999. MailPro, introduced in March 1999, provides members with larger email storage and attachment capacity and priority customer support. MailFax will permit faxing through the Internet. We have designed our new subscription system to permit us to add additional Internet messaging and related services on a regular basis. In the fourth quarter of 1998, we started requiring fees from select Web sites seeking our email services and intend to continue this practice in the future where appropriate.

    - ENTERING ADDITIONAL MARKET SEGMENTS. We also plan to offer outsourced email services to small businesses, colleges and other organizations. In addition, we plan to expand our international member base by adding additional international partners and by providing new features such as email language translation. We plan to add foreign language sites in addition to the German, Italian, Spanish, French, Dutch and Japanese sites we offer today. We will also continue to seek to acquire strategic businesses and technology that will help us serve these markets.

OUR SERVICES

    We offer our members traditional email services and Webmail services. The majority of our members use our Webmail services. Webmail differs from traditional email in several respects. Traditional email services are typically provided by ISPs, employers and schools as part of a larger offering, usually including Internet access. Traditional email users generally download their email from their ISP or other source to their own computer. The user then reads their email using a program provided by the ISP or a commercial program such as Eudora, Microsoft Outlook or Netscape Messenger.

    Our members sign up for our free Webmail services at one of our partners' or our own Web sites. After a brief sign-up procedure, which includes providing selected demographic data, a member selects an email address and establishes a password. Our members are not required to install or set up any email software on their computers. In order to access and read their email, our members can visit the site at which they established service using any computer or other device with Web access and a Web browser, such as Microsoft Internet Explorer or Netscape Navigator. In addition, members store their email, address books, folders and other data on our computers, rather than on the individual computer they used for a particular visit. With our basic service, members perform all their email tasks while on line and connected to the Web.

    We have recently begun to offer a service which gives members access to their existing ISP email accounts from any computer or other device with a Web browser and access to the Internet. Customers of ISPs that offer our service can access their ISP email by going to their ISP's Web site and signing in using their existing ISP email address and password.

    We have developed a broad array of services to provide Internet messaging capabilities. All of our services share a common foundation of technology, features and applications. The primary services are described below.

                               BASIC FREE SERVICES

Universal access               Universal access to all email sending and receiving
                               capabilities, including reply, forward, attachments, address book, and storage folders, from any computer or other device with a Web browser and access to the Internet. This permits members to read and send email when they are away from home, school or work. Universal access also allows for permanent email addresses. Our members keep their email addresses even if they change ISPs, leave school or switch jobs.

Email forwarding               Set an account to forward email to any emailbox anywhere in the world.

External mail collection       Consolidate mail from up to five emailboxes into one Webmail account. This feature permits a member with multiple
                               emailboxes to manage their email without having to check all their emailboxes on a regular basis. Mail collection will
                               not work with any third party account that is protected by a
                               "firewall" or similar software that prevents us from
                               accessing the account. Many ISPs, schools and businesses use software of this nature.

Multiple accounts              Create separate email accounts for different family members or colleagues even if they have only one Internet account.

Storage capacity               Includes up to four megabytes of storage on our system.

Privacy                        Messages are stored centrally on Mail.com's system and are accessed only after a password is verified. With traditional email, messages are downloaded onto a user's computer, where they could potentially be viewed by others who have access to the computer.

Spam blocking                  Using proprietary software, we attempt to block unsolicited bulk email (spam) from members' accounts.

                               PREMIUM PAY SERVICES

MailPro                        Increased storage capacity above the current limit of four megabytes of data. Increased ability to send and receive
                               larger file attachments above the current limit of 500
                               kilobytes of data. Priority customer service.

Premium address                Members can select a personalized email address from a list of unique domain names owned either by us or by one of our partners. Such popular email addresses include
                               @bruinsfan.com and @startrek.com.

Post Office Protocol           The ability to download email to a computer, including a
  ("POP3") access              laptop or other portable device. The member can then read
                               their email while offline, such as when traveling or
                               commuting, using an email program such as Microsoft Outlook,
                               Eudora or Netscape Messenger. This also permits members to save telephone and ISP charges.

                               OTHER SERVICES SCHEDULED TO LAUNCH IN 1999

Web-based calendar             Universal access to manage calendar, address book and
  (free service)               electronic reminders of appointments, birthdays and
                               anniversaries.

MailFax (pay service)          Send faxes through one universally accessible Web site.

PORTFOLIO OF DOMAIN NAMES

    We have a portfolio of approximately 1,200 domain names in a variety of categories including professions, business, entertainment, places and sports. We offer a portion of these domain names to our members as choices for email addresses. Some domain names are offered for free to members and some are offered on a subscription basis. On certain sites, members are offered one free choice and on other sites members are offered multiple free and pay domain names, up to a maximum of 300 domain names at a site. Often the free default domain name offered on a partner's site is owned by the partner, along with a few other domain names, and the rest are controlled by us. We do not offer the same selection of domain names at all of our sites. We either own the domain names in our portfolio or have the right to use them to offer email services. We pay a royalty to the sellers or owners of approximately 10 domain names. Also, we are required to pay to a third party 30% of the proceeds from the sale of any of approximately 150 domain names.

    We may also offer our domain names in the future as personalized addresses for member homepages. Many of these domain names also present potential business opportunities as independent Web sites. For example, we have licensed the domain names London.com, Britain.com and England.com as Web site addresses for Web sites being developed by the London Tourist Board. We have also entered into an agreement with Southam, Inc., the parent of THE DAILY TELEGRAPH, a large English daily newspaper, to offer email services to their newspaper readers using the domain name London.com. We intend to acquire more domain names to appeal to additional segments of users.

    Below is a sample of our domain names by category.

---------------------  ---------------------  ---------------------  ---------------------
 MAIL                  PLACES                 PROFESSION             AFFINITY
Mail.com               USA.com                Doctor.com             SPORTS
Email.com              Asia.com               Lawyer.com               Fan.com
Webmail.com            Europe.com             Engineer.com             Footballmail.com
Post.com               India.com              Accountant.com           Hockeymail.com
Faxmail.com            London.com             Consultant.com         MUSIC
Schoolmail.com         Rome.com               Teacher.com              Bluesfan.com
Workmail.com           Madrid.com             Journalist.com           Jazzfan.com

DISTRIBUTION NETWORK

    We have built our member base by signing up members in partnership with third party Web sites and ISPs as well as by signing up members directly through our own Web sites. We generally share a portion of our revenues with our partners in exchange for their making our service available to their users.

    WEBMAIL FOR OUR WEB SITE PARTNERS

    One of our core strategies since inception has been to offer our email service in partnership with third party Web sites. These partner sites attract a large number of visitors and provide a cost-effective way for us to rapidly add new members to our service. We believe that when we launched our email service for InfoSpace in 1996, we became the first party to outsource email for a Web site. Since then we have built our partner network and as of May 25, 1999 we offered our email service through 42 Web sites in diverse categories such as technology, media, sports, entertainment and business.

    We enable our partners to offer Webmail without having to incur the expense of developing and maintaining the necessary technology and infrastructure. We provide the technology development, manage the hardware infrastructure, and provide customer support. Since our technology allows for flexibility in the design of Web pages, we can allow our partners to customize the look and feel of the user interface to provide a better integration between the partner's Web site and our email service.

    By offering our Webmail service to their visitors, Web site partners seek to increase the traffic at their site because they expect that visitors will return to the site to check their email. By attaching customized tag lines to outgoing emails that identify the partner's Web site, we believe our service can enhance a partner's branding efforts. We believe that our selection of personalized domain names can also help increase user loyalty if users choose an email address that relates to the Web site's content. In addition, the demographic data that we request at sign up can help a partner learn about its user base and give the partner access to information that might otherwise be difficult to obtain.

    WEBMAIL FOR ISPS

    During the second half of 1998, we used our expertise in outsourcing email for Web sites to develop a proprietary Webmail service for the ISP marketplace. In February 1999, we launched our service with Prodigy and have entered into contracts with Cable & Wireless, EarthLink and GTE. Additionally, we entered into an agreement with RemarQ, an outsourcer of newsreader services to approximately 900 ISPs. RemarQ will seek to distribute our Webmail service to their ISP customers in return for a share of the revenue generated.

    According to ELECTRONIC MAIL & MESSAGING SYSTEMS, there were approximately 42 million emailboxes provided by ISPs worldwide at the end of 1998. We believe that our Webmail service significantly enhances ISP email services by providing their email users with universal email access.

    ISP partners can offer their users Webmail without the cost of developing or maintaining technology, infrastructure or customer support. As with our Web site partners, ISPs seek to increase user loyalty and to generate additional revenues. Additionally, ISPs may benefit from lower network costs. With Web access to their ISP email accounts, users can more easily access their ISP email during the workday. This may help ISPs lower network costs by shifting some user demand away from peak evening times, when users are at home, resulting in a more even distribution of usage throughout the day.

    As of May 25, 1999, our Web site and ISP partners and the Web site addresses through which members could access our services were as follows.

           PARTNER                        ADDRESS                      DESCRIPTION
-----------------------------  -----------------------------  -----------------------------
BUSINESS
  CNN                          www.cnn.com                    World news
  Lexis-Nexis                  www.lexis.com/xchange          Legal content
  Martindale-Hubbell           www.martindale.com             Legal content
  SmartResume                  www.smartresume.net            Career services
  Standard & Poor's            www.personalwealth.com         Financial information
TECHNOLOGY PUBLISHERS
  CMP Media                    www.techweb.com                Technology
  CNET                         www.cnet.com, www.news.com,    Technology content and
                               www.download.com               services
  IDG                          www.idg.net                    International technology
                                                              content
MEDIA
  Barbour/Langley              www.cops.com                   COPS television show
  NBC                          www.nbc.com                    National and affiliate TV
  Paramount Entertainment      www.startrek.com               Online home of Star Trek
  Rolling Stone, Tunes.com     email.rollingstone.com         Music industry content
  Time Warner                  www.time.com                   General interest
E-COMMERCE
  Alloy Online                 www.alloyonline.com            Teen shopping catalog
  Call Sciences                www.istc.org                   International student travel
  Club VDO                     www.vdo.net/clubvdo            Streaming video
INTERNATIONAL
  Lycos/Bertelsmann            www.lycos.co.uk,               British, Dutch, French,
                               www.lycos.nl,                  German, Italian and
                               www.lycos.fr, www.lycos.de,    Spanish portal sites
                               www.lycos.it, www.es.lycos.de

  G.r.R. Home Net              to be launched                 Japanese portal
  Futebol                      www.futeboltotal.com           Brazilian soccer
  Basis Technologies           www.nichibei.net               Japanese Webmail
  Southam/Hollinger Digital    www.canada.com                 Canadian portal
  Southam/Daily Telegraph      www.ukmax.com                  British newspaper
  Associated New Media         to be launched                 British portal
INTERNET
  AltaVista                    www.altavista.com              Portal
  InfoSpace.com                www.infospace.com              Directory services
  RemarQ                       www.remarq.com                 Newsgroup service
  Snap                         www.snap.com                   Portal
INTERNET SERVICE PROVIDERS
  Cable & Wireless             to be launched                 Internet service provider
  EarthLink                    to be launched                 Internet service provider
  GTE                          www.gte.net (Webmail in        Internet service provider
                               service; ISP service to be
                               launched)
  Prodigy                      www.prodigy.com                Internet service provider
SPORTS
  CBS SportsLine               www.sportsline.com             Sports content
  CNN/SI                       www.cnnsi.com                  Sports content
  Denver Broncos               www.denverbroncos.com          Team site
  FANSonly.com                 www.fansonly.com,              College sports content
                               www.calbears.com,
                               www.goducks.com
  NHL                          www.nhl.com                    Professional hockey
  Philadelphia Eagles          www.eaglesnet.com              Team site

    PARTNER ECONOMICS

    While each Web site and ISP partner contract is different, contracts typically run one to two years in length. In addition to assuming all costs associated with providing the email service, we typically pay out a percentage (generally up to 50%) of any advertising and subscription revenues attributable to our Webmail service at the partner's site. Under some of our revenue-sharing arrangements, our partners are entitled to receive guaranteed minimum amounts, most often based upon the number of member registrations processed during the applicable pay period. In addition, several contracts with specific promotional commitments from our partners require us to pay upfront or scheduled fees. More recently we have entered into contracts where we collect a fee for providing our service. We currently have three such contracts.

    We generally manage and sell the advertising on the Web sites. Under some of our contracts, our partners assume responsibility for managing advertising sales and pay us a percentage of the advertising revenues. A number of our partners do not permit us to place advertisements in our email service at their site unless we also place those advertisements throughout our network, which prevents us from specifically targeting members who use those particular sites.

    Members are generally given a choice of domain names when registering for our service at a partner site. Typically, the free default domain name offered on a partner's site is owned by the partner and the other selections are owned by us. As of May 31, 1999, we estimate that approximately 24% of our total emailboxes established, including emailboxes established by members that have signed up at our own Web sites, have email addresses at partner-owned domains. As of May 31, 1999, we estimate that approximately 17% of our total emailboxes established are at the email.com domain. See "Risk Factors--The failure to renew our partner contracts, which have limited terms, can result in the loss of members and impair our credibility."

    Upon expiration, a small number of contracts obligate us to relinquish existing members with addresses at partner-owned domains, but most require us to continue providing service to those members until the partner elects to designate an alternative provider or provide service itself. By contrast, we generally retain the member accounts with addresses at domains owned by us. Thus, we can continue our efforts to generate revenues from these retained accounts even if our partners choose not to extend or renew their contracts with us. After their contract ends, many of our partners will have the option to maintain a way for members who registered for our service to continue signing in at their site. See "Risk Factors--Our contracts with our Web site partners require us to incur substantial expenses;--The failure to renew our partner contracts, which have limited terms, can result in the loss of members and impair our credibility; and--Several of our most significant partner contracts have expired or will soon terminate."

    MAIL.COM BRANDED EMAIL

    In addition to offering Webmail services through our partners, members can sign up directly at our own Web sites. Since November 1996, members have accessed www.iName.com to sign up for service. iName is short for "Internet Name" and was the name of our company until January 1999, when we changed our name to Mail.com, Inc. Beginning in May 1999, members can sign up for service at www.Mail.com. In addition, we offer email service through other Web sites owned by us, including www.USA.com.

REVENUES

    We seek to generate revenues from advertising related sales, subscription services and other revenue sources. Other sources include revenue from the sale of domain names and revenue from email service outsourcing fees. The following table presents our approximate revenues across these categories.

                                                        YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------   THREE MONTHS ENDED
                                                                                                           MARCH 31,
                                           1996                  1997                  1998           --------------------
                                   --------------------  --------------------  ---------------------
                                                                                                              1998
                                                                                                      --------------------
Advertising related                $      --         --  $      --         --  $1,117,000         75% $  10,000         13%
Subscription services                  2,000         10%    61,000         35%    285,000         19     41,000         51
Other                                 17,000         90    112,000         65      93,000          6     29,000         36
                                   ---------        ---  ---------        ---  ----------        ---  ---------        ---
      Total Revenues               $  19,000        100% $ 173,000        100% $1,495,000        100% $  80,000        100%
                                   ---------        ---  ---------        ---  ----------        ---  ---------        ---
                                   ---------        ---  ---------        ---  ----------        ---  ---------        ---


                                            1999
                                   ----------------------
Advertising related                 $1,007,000         85%
Subscription services                 128,000          11
Other                                  51,000           4
                                   -----------        ---
      Total Revenues                $1,186,000        100%
                                   -----------        ---
                                   -----------        ---

    ADVERTISING RELATED SALES

    Most of our revenues are generated from advertising related sales. We can deliver advertisements to our members when they access our email service to read and write messages and perform other email functions. Every page viewed during an email session has the capability to carry one or more advertisements. These may be in the form of a banner, typically across the top of each page, or smaller rectangular buttons and portals, typically located in the left margin of the Web pages. We currently do not deliver Web-based advertisements to our email forwarding and POP3 service members. We sell to advertisers, direct marketers and their agencies through our own sales force. Advertisers pay us based upon a variety of delivery measurements. They pay us either a fixed amount for every 1,000 advertisements that we deliver to our members, or an amount for each time one of our members clicks on their advertisement or responds to an offer. We believe that our Webmail service has several benefits as an advertising vehicle including:

    - LOW COST CONTENT THAT IS MEANINGFUL TO OUR MEMBERS--The content of our Web pages consists primarily of emails written by our members or their friends, family and colleagues. Therefore, unlike online publishers, we do not incur the cost of hiring writers or paying for content that is typical of online publishers. Because most of our content is written specifically for our members by their friends, family and colleagues, it is important to them and it is likely that they will read it.

    - DEMOGRAPHIC COLLECTION CAPABILITY--When members sign up for email accounts we request, but do not verify, demographic data such as:

           Zip code or postal code           Date of birth               Income range
           Gender                            Occupation                  Street address

    - EFFECTIVE TARGETING--Since members must log in and thus identify themselves in order to use the service, we can direct advertising to individual members on every page they view after signing in. This enables us to target advertising to individual members based on the demographic data we have collected. As our member base grows, we can more finely target using more demographic variables and still have target groups that are large enough to be valuable to our advertisers.

    - NETWORK SALES--Since our advertising opportunities are generated by members across many partner Web sites as well as our own Web sites, we can sell this space as an advertising network. Our advertising network includes several recognizable brand name sites that advertisers recognize and trust. Our advertisers can purchase targeted advertising directed to members across our advertising network by making a single purchase of advertising space from Mail.com.

    We can also deliver advertisements to our members through our BARGAIN HUNTER direct marketing program. Under this program, members can identify categories of products and services of interest to them and request that notices be sent to their emailbox about special opportunities, information and offers from companies in those categories. Current categories include:

           technology          software            sports              finance             family/kids
           hardware            entertainment       shopping            auto                home

    We send messages and special offers on behalf of our advertisers, who pay for one-time access to the list. Our mailing list is an "opt-in" list in that members must affirmatively check a box to indicate interest. We believe email "opt-in" lists generally command higher advertising rates than "opt-out" lists.

    We also generate advertising related revenues by facilitating transactions for third party e-commerce sites. Examples include the promotion of CD sales for N2K/Music Boulevard, which recently merged with CDnow, Inc., the promotion of video tape sales for BigStar, and the promotion of credit cards for First USA. To date, our e-commerce partners have paid upfront fees to secure exclusive promotional rights within their product categories on the Mail.com network. They also may pay acquisition fees on a per customer basis or commissions on the sale of products or services. The agreements we have entered into so far typically run from six months to three years in length.

    We believe that over time we may choose to sell products other than email services directly to our members. We believe that e-commerce is a natural supplement to our service. Through March 1999, approximately 40,000 members have provided us credit card information for subscription services. We expect this number to grow as we offer more subscription services to a larger membership base. Once we have collected a member's credit card information and billing address, subsequent purchases should be greatly simplified. A portion of the proceeds from this offering may be used to expand our staff to manage in-house and third party e-commerce opportunities.

    Since we commenced delivering advertisements in 1998, approximately 100 companies have advertised on our network. Selected advertisers included:

           BonusMail         GMER              H&R Block         MiningCo.com      N2K/Music Boulevard
           CMP Media         GoTo.com          Infobeat          MSN.com           Spree.com
           First USA         GTE               iVillage          Netscape          Uproar

    SUBSCRIPTION SERVICES

    While the majority of our members sign up for free service, we also generate revenues from upgraded email services. Until March 10, 1999, we charged $14.95, $23.95, $36.95 and $49.95 for one-year, two-year, five-year and lifetime subscriptions to our premium names, and we charged $23.95, $37.95, $59.95, and $79.95 for one-year, two-year, five-year and lifetime subscriptions to our POP3 service. Commencing March 10, 1999, we changed our rates to $2.95 per month or $29.95 for a one-year subscription to our premium names and $3.95 per month or $39.95 for a one-year subscription to our POP3 service. We started offering MailPro on March 10, 1999. We charge $2.95 per month or $29.95 for a one-year subscription to our MailPro service.

    Historically, we offered members a free one month trial for premium services, without collecting credit card information in advance. At the end of the trial period, we had great difficulty collecting the necessary billing information, and as a result a substantial majority of premium members did not pay for their services. In addition, for those members who did provide credit card information, we experienced a high fraud rate because of limitations in our billing technology. We are currently installing the Portal billing system and have begun requiring credit card information at the time a member signs up for a subscription service. We believe our new billing system will improve our tracking, reporting, and fraud identification abilities, as well as allow us to terminate unpaid premium member services. See "Risk Factors--If we are not able to improve our billing, management information and other systems, our revenues from subscription services will decline and our marketing efforts will be less effective."

    OTHER REVENUE SOURCES

    To date, our other revenue sources have represented a small portion of total revenues. We have generated other revenue primarily from the sale of domain names.

    We are also positioning Mail.com to take advantage of email service outsourcing revenue opportunities. We believe that organizations, particularly small businesses and schools, will increasingly seek to outsource their email requirements. We believe that we will have the scale to provide these organizations with better service at a lower cost than they could provide themselves. We do, however, expect that it will be more difficult to enter into outsourcing agreements with schools and small businesses than it has been with Web sites. This is because schools and small businesses may already have established internal networks on which they are dependent and may have higher security concerns.

MARKETING

    We market to members, partners and advertisers. Our primary marketing objectives are to:

    - drive new signups

    - promote higher usage

    - build our brand

    - recruit new partners

    - support advertising sales

    We have marketed to potential and existing members primarily through our partner Web sites. At our partner Web sites we use a combination of buttons, links, sign-up portals and banners to promote our email service. We intend to use welcome emails and regular communications with our members to promote new features, special offers and contests and provide a mechanism for customer feedback.

    An important brand-building vehicle, "Powered by Mail.com", is displayed on the Webmail interface across our partner Web sites. We also intend to use Web-based and traditional advertising to build the Mail.com brand and to acquire new members.

    We use business-to-business print and online advertising to help attract new Web site and ISP partners and retain existing relationships. We also plan to direct market to ISPs, small businesses and educational institutions using both online and traditional methods of direct marketing, such as telemarketing and mailings, to support our sales efforts.

    We engage in trade advertising and participate in trade shows to attract new advertisers. In addition, we use targeted sales materials and direct marketing efforts to promote our network to potential advertisers.

CUSTOMER SUPPORT

    Our members are very valuable to us and to our partners. Our goal is to provide quality customer support through our online support areas on our Web sites and through a dedicated customer support team. During March 1999, the average response time for all non-billing inquiries was less than two hours. We believe this positions us as a leader in Internet customer support. Only approximately 7% of Web sites surveyed in a February 1999 Jupiter Communications report were able to respond to customer queries within 24 hours with a personalized, signed message.

    ONLINE SUPPORT

    We have created and frequently update an online searchable knowledge base with over 400 Web pages that allows members to find the answers to many of their questions about our services. Members can find answers by viewing our frequently asked questions or through the use of our full text search function. We have also developed a facility to enable members to help themselves with requests for forgotten passwords. We believe that approximately 80% of our members who seek our help are able to find answers using our online support area and without having to contact our customer service department.

    CUSTOMER SUPPORT TEAM

    Our customer service department is available by email or telephone 24 hours a day, seven days a week and is staffed by experienced technical support engineers and customer service representatives. We do not currently offer a toll free number for customer support. Both phone and email interactions with customers are randomly monitored to ensure consistent quality and accuracy. The majority of customers who contact our customer service department use the customer service request form on our Web site or send us an email. When members submit a request electronically, they receive a confirmation email with a tracking number. Our customized email-tracking system allows us to access a full history of each customer service request, prioritize issues based on customer status, classify issues based on the topic and route issues to customer service representatives depending upon the particular type of issue.

TECHNOLOGY

    Our Webmail technology has evolved rapidly since we commenced commercial operations. Our hardware network has grown from one computer at the end of June 1996 to approximately 250 computers at the end of March 1999. These computers run an extensive library of proprietary software we have developed to provide member and partner services. Currently, we are focused on building an integrated hardware and software network that is reliable and can be expanded to support tens of millions of members. We cannot be sure that our technology will operate adequately at these levels.

    HARDWARE NETWORK

    Our hardware network is designed to provide high availability and performance and to accommodate rapid growth of our member base. The six primary elements of our hardware infrastructure are:

    - Mail transfer machines: Redundant banks of computers receive, transfer and send email on behalf of our members.

    - Web page servers: Redundant banks of computers generate customized Webmail pages for each member and partner.

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
    - Database machines: Member account data is stored in disk storage arrays. The data is managed using database software.

    - Email storage: Members' email messages are stored separately from their account data in disk storage arrays.

    - Bill presentment servers: Redundant computers run the secure on-line billing system.

    - Data network: Our computer network uses high speed routers and switches and is connected to the Internet through high capacity links from BBN Planet, MFS and UUNET.

    For our core infrastructure, we use industrial grade hardware from leading manufacturers. Generally, our hardware infrastructure is built using redundant components. However, some components, including the database and email storage machines, are not currently redundant. A failure of any of these components could disrupt our service until a replacement component is received and installed. We have experienced service outages resulting from failures in these systems. We plan to install additional computer hardware to reduce the impact of any future computer system failures. Our member account data is saved to tape and stored off site on a daily basis. Our member emails are stored on redundant hard drives within our email storage machines in case a hard drive should fail. However, we cannot be sure that we will be able to restore member data in the event of a hardware failure or that a restoration can be completed on a timely basis. See "Risk Factors--Our computer systems may fail and interrupt our service."

    SOFTWARE

    No commercial software is available to adequately meet the demands of our large member base and diverse partner network. As a result, we have developed a substantial amount of software internally and will attempt to develop additional software. Where available, we use software from off-the-shelf software suppliers such as Oracle. Examples of our software related developments include:

    - Webmail technology which offers improved response times to members and gives us the ability to deploy new features in less time.

    - A customizable Webmail interface that integrates with the technology and branding of our partners' Web sites. This allows members a more seamless experience in signing in and navigating.

    - A design for secure email. We have applied for a related patent.

    DATA CENTER

    Our computers are located in Telehouse International's commercial data center housed in the building adjacent to our headquarters in lower Manhattan. Telehouse provides 24-hour security, fire protection, computer-grade air handling and backup power sources. We intend to establish a second data center outside of New York City. When completed, this data center will provide additional capacity and will serve as a backup site in the event of an emergency at our primary data center.

    OPERATIONS

    Our operations group monitors our sites 24 hours a day, seven days a week. Systems operators use automated monitoring tools to continuously test site performance and repeatedly perform manual checks of major functions.

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
    UNSOLICITED BULK EMAIL (SPAM)

    Unsolicited bulk email, or spam as it is often called, is a significant problem for any provider of email services. To address this chronic problem, we have developed proprietary software and have implemented internal procedures for detecting and terminating accounts engaged in this activity. We have full time staff dedicated to the detection and reduction of spam.

    SECURITY

    While no computer system is impenetrable, our system is designed to guard against intruders who might seek to either damage or slow our service, or gain access to our users' accounts or information. We have also implemented automated monitors that are designed to provide an early warning if attempts are made to breach our systems.

COMPETITION

    We compete for members, partners and advertisers.

    Members typically receive an emailbox from their employer, school or an ISP such as AOL, Excite@Home or Microsoft's MSN network. In addition, they can subscribe to email services at most of the major Web sites. The leading sites offering email services include Microsoft's MSN network, which claims to have 40 million Web-based emailboxes at its Hotmail site, Yahoo!, Excite, Disney's GO Network, which includes InfoSeek, and the Lycos Network. Alternatively, members can sign up for email services through Web sites that have partnered with our outsourcing competitors. For example, Netscape offers email at its Web site outsourced from USA.NET. Microsoft and Netscape have modified their browsers to promote their email offerings to users, and Compaq and other major PC manufacturers now include keyboard buttons linking users directly to their email offerings. Users that do not have Internet access can also receive free email services from Juno Online Services. Our success in attracting members over these competitors is highly dependent on our partners' level of visitor traffic and their commitment to promoting our email service.

    We compete for Web site and ISP partners with USA.NET, Bigfoot, CommTouch, Critical Path and Lycos' WhoWhere subsidiary. In offering outsourcing services to business customers, schools and other organizations, we expect to compete with AT&T Mail, MCI Mail and Fabrik and major ISPs such as Netcom. In addition, companies such as Software.com, Microsoft, Netscape, Lotus, Oracle and Sun Microsystems are currently offering email software products that would permit potential partners to provide their own email services, as opposed to through an outsourcer. Success in attracting new partners and outsourcing customers is dependent on scale, ability to rapidly deploy services, partner portfolio, and pricing structure. Some potential partners and outsourcing customers may elect not to outsource for other strategic reasons such as a need for direct control over the user experience or a desire to integrate their email service with other service offerings.

    We compete for Internet advertising revenues with large Web publishers and Web portals, such as America Online, Excite@Home, Lycos, Yahoo!, Disney's GO Network and Microsoft. Further, we compete with a variety of Internet advertising networks, including DoubleClick and 24/7 Media. We also encounter competition from a number of other sources, including advertising agencies and other companies that facilitate Internet advertising. We also compete with traditional advertising media, such as print, radio, television and outdoor advertising for a share of advertisers' total advertising budgets.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger

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
customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have the ability to bundle a variety of Web-based services such as Internet access, browser software, homepage design, hosting and calendars in addition to email services. The ability of these competitors to offer a suite of services may give them an advantage over us. Smaller companies may enter into strategic or commercial relationships with larger, more established and well financed companies. For example, Hotmail was acquired by Microsoft, and WhoWhere was recently acquired by Lycos. Further, some of our competitors may offer services similar to ours at a lower price or for free. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We cannot be sure that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors--Several of our competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings."

INTELLECTUAL PROPERTY

    Our intellectual property is among our most valued assets. We protect our intellectual property, technology and trade secrets primarily through copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. Parties with whom we discuss, or to whom we show, proprietary aspects of our technology, including employees and consultants, are required to sign confidentiality and non-disclosure agreements. If we fail to protect our intellectual property effectively, our business, operating results and financial condition may suffer. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

    We have developed proprietary technology to offer our email services and to allow us to deliver specific advertisements targeted to members based upon demographic data that we have collected. We restrict access to and distribution of our technology. We do not presently license our technology to third parties.

    Notwithstanding these protections, there is a risk that a third party could copy or otherwise obtain and use our technology or trade secrets without authorization. In addition, others may independently develop substantially equivalent technology. The precautions we take may not prevent misappropriation or infringement of our technology.

    We jointly own our member database with our respective partners. This database includes contact and demographic information submitted by our members when they sign up for email service. Any third parties receiving member contact and demographic information are required to sign confidentiality, non-disclosure and use restriction agreements, committing them to adhere to our privacy policy and prohibiting them from using the contact and demographic information in any way except as we expressly specify. In the absence of these agreements, current law provides inadequate protection. As a result, we will have difficulty protecting our rights if any of the information contained in our member database is pirated or obtained by an unauthorized party.

    In July 1998, we submitted a provisional application to the U.S. Patent and Trademark Office for a secure email system. We conduct an ongoing review of all of our proprietary technology to determine whether other aspects of our technology should be patented. We have a registered trademark for iName, our predecessor company name. In January 1999, we filed a trademark application with the U.S. Patent and Trademark Office for Mail.com.

    We own or have the rights to approximately 1,200 Internet domain names, approximately 600 of which we currently use to provide email addresses to our members. All of our domain names are registered with Network Solutions, Inc. under a registration agreement which is renewed annually for a

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
fee of $35.00 per domain name. We try to review all domain names to ensure that they are not subject to claims of ownership and other legal challenges by holders of any trademarks. Our rights to our domain names have been challenged by third parties in the past and we expect they will be challenged in the future. We will seek to protect by all appropriate means our rights to our domain names.

    We incorporate licensed, third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The outcome of any litigation between these licensors and a third party or between us and a third party may lead to our having to pay royalties for which we are not indemnified or for which such indemnification is insufficient, or we may not be able to obtain additional licenses on commercially reasonable terms, if at all. In the future, we may seek to license additional technology to incorporate in our services. The loss of or inability to obtain or maintain any necessary technology licenses could result in delays in introduction of new services or curtailment of existing services, which could have a material adverse effect on our business, results of operations and financial condition.

    To the extent that we license any of our content from third parties, our exposure to copyright infringement actions may increase because we must rely upon these third parties for information as to the origin and ownership of the licensed content. We generally obtain representations as to the origins and ownership of any licensed content and indemnification to cover breaches of any representations. However, such representations may be inaccurate or any indemnification may be insufficient to provide adequate compensation for any breach of these representations.

    We cannot assure you that infringement or other claims will not be asserted or prosecuted against us in the future or that any future assertions or prosecutions will not materially adversely affect our business, results of operations and financial condition. It is also possible that claims could be asserted against us because of the content of emails sent over our system. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Any royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.

MAIL.COM EMPLOYEES

    As of May 31, 1999, there were 125 people dedicated full-time to our business. Of these personnel, 58 persons worked in technology, product development and Web production; 18 persons worked in sales, marketing and business development; 16 persons worked in customer support; 28 persons worked in operations and administration; and 5 persons were executives. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

    We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. To help us retain our personnel, all of our full-time employees have received stock option grants. To increase our geographic reach and ability to attract talented employees, we have opened a technology office in Morristown, New Jersey and a sales office in San Francisco, California. None of our personnel are bound by employment agreements that prevent them from terminating their relationship at any time for any reason.

    Competition for qualified personnel is intense, and we may not be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future. See "Risk Factors--Our rapid expansion is straining our existing resources, and if we are not able to manage our growth effectively, our business and operating results will suffer."

FACILITIES

    Our headquarters are located in leased space at 11 Broadway in lower Manhattan consisting of approximately 19,200 square feet. We have approximately two years remaining on our original five-year lease which ends June 30, 2001. We have a one-time option to terminate the lease in September 1999. We have leased an additional 2,576 square feet on the second floor beginning May 1, 1999 and an additional 5,494 square feet on the second floor beginning September 1, 1999. We believe there is enough vacant space available in our building and the neighboring area for us to expand our operations as necessary. Our landlord is entitled to relocate us to a similar space for any reason upon 60 days written notice. Our landlord may cancel our lease upon 90 days written notice if it plans to demolish our building.

    We have an additional technology development team located in approximately 2,400 square feet of leased space in Morristown, New Jersey. We have a three-year lease that ends on September 14, 2001 and we have the right to terminate this lease at any time after the first year with three months notice.

    In addition we have an advertising sales team in approximately 800 square feet of leased space in San Francisco, California.

    Our data center is housed in approximately 1,200 square feet of space leased from Telehouse International, a commercial data center in lower Manhattan. Telehouse provides 24 hour security, fire protection, computer grade air handling, and backup power facilities. Under its current terms, the lease covering this facility terminates on June 14, 2001.

    We have leased 560 square feet at Exodus Communications, Inc. in Jersey City, New Jersey that we plan to use as an additional data center. Exodus provides 24 hour security, fire protection, computer grade air handling and backup power facilities.

LEGAL PROCEEDINGS

    From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of business. These include claims of alleged infringement of third-party trademarks, copyrights, domain names and other similar proprietary rights. These claims, even if not meritorious, could require us to expend significant financial and managerial resources. We believe that there are no claims or actions pending or threatened against us that will have a material adverse effect on our business, results of operations or financial condition.

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
                                   MANAGEMENT

    The following table identifies the executive officers and directors of
Mail.com:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Gerald Gorman.......................          44   Chairman and Chief Executive Officer
Gary Millin.........................          29   President, Director
Lon Otremba.........................          42   Chief Operating Officer, Director
Charles Walden......................          45   Executive Vice President, Technology, Director
Debra McClister.....................          44   Executive Vice President, Chief Financial Officer
David Ambrosia......................          42   Executive Vice President, General Counsel
William Donaldson...................          68   Director
Stephen Ketchum.....................          37   Director
Jack Kuehler........................          66   Director
John Whitman........................          55   Director

    The following table identifies other key employees of Mail.com:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Michael Agesen......................          36   Vice President, Business Development
Catherine Billon....................          34   Vice President, Marketing and Partner Development
Courtney Nichols....................          28   Vice President, Advertising Sales

EXECUTIVE OFFICERS AND DIRECTORS

GERALD GORMAN--CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    Mr. Gorman has served as our Chairman since founding our company in December 1995 and as our Chief Executive Officer since February 1997. Prior to founding Mail.com, Mr. Gorman spent 12 years in the Investment Banking Division of Donaldson, Lufkin & Jenrette Securities Corporation where he founded and managed the Satellite Financing Group. Mr. Gorman also held positions at General Electric Capital Corporation from 1983 to 1985 and at Utah International from 1982 to 1983. Mr. Gorman received his Bachelor of Mechanical Engineering degree from Melbourne University and his M.B.A. from Columbia University.

GARY MILLIN--PRESIDENT, DIRECTOR

    Mr. Millin has served as our President and as a member of our board of directors since founding our company in December 1995. Prior to founding Mail.com, Mr. Millin spent three years at the venture capital firm Consumer Venture Partners (CVP) from 1991 to 1994. Mr. Millin received his B.S. in Economics from the Wharton School and his M.B.A. from Harvard Business School, where he was a Baker Scholar.

LON OTREMBA--CHIEF OPERATING OFFICER, DIRECTOR

    Mr. Otremba has served as our Chief Operating Officer and as a member of our board of directors since October 1997. Prior to joining Mail.com, Mr. Otremba served as Executive Vice President, Network Sales at CNET from July 1994 to August 1997. Prior to joining CNET, Mr. Otremba served as Associate Publisher of PC MAGAZINE from 1991 to 1993. He also held positions at CMP Media from 1987 to 1990, Lebhar-Friedman from 1982 to 1987 and Procter & Gamble from 1980 to 1981. Mr. Otremba received his B.A. in Economics from Michigan State University.

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
CHARLES WALDEN--EXECUTIVE VICE PRESIDENT, TECHNOLOGY, DIRECTOR

    Mr. Walden has served as our Executive Vice President of Technology and as a member of our board of directors since February 1998. Before joining Mail.com, Mr. Walden worked for Dialogic Corporation from 1985 to 1997 in several capacities, including Director of Software Development, Vice President of Engineering and, during his last two years, as Chief Technical Officer. Mr. Walden received his B.A. in Computer Science from the University of Texas at Austin.

DEBRA MCCLISTER--EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Ms. McClister has served as our Executive Vice President and Chief Financial Officer since July 1998. Prior to joining Mail.com, Ms. McClister held a variety of executive positions at Philips Media, and most recently served as Chief Operating Officer of Philips Media Software from 1996 to 1997. She was the Senior Vice President and Chief Financial Officer for Philips Media, North America from 1995 to 1996, Corporate Vice President and Controller for Philips Electronics, North America from 1988 to 1995 and she held various positions at Philips Electronics from 1984 to 1988. Ms. McClister also worked in financial management for Hitachi America from 1981 to 1984. Ms. McClister received her B.S. in Commerce from Rider University and is a Certified Public Accountant.

DAVID AMBROSIA--EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

    Mr. Ambrosia joined Mail.com as our Executive Vice President and General Counsel in May 1999. Prior to joining Mail.com, Mr. Ambrosia was engaged in the private practice of law in the field of corporate law with an emphasis on securities offerings and mergers and acquisitions. From January 1990 through June 1999, he was a partner at Winthrop, Stimson, Putnam & Roberts. From September 1982 until December 1989, he was an associate at Winthrop, Stimson, Putnam & Roberts. Mr. Ambrosia received his B.S. from the School of Industrial and Labor Relations at Cornell University, his M.B.A. from the Johnson Graduate School of Management at Cornell University and his J.D. from the Cornell Law School.

WILLIAM DONALDSON--DIRECTOR

    Mr. Donaldson has been a member of our board of directors since April 1998. Mr. Donaldson serves as Senior Advisor to Donaldson, Lufkin & Jenrette, Inc., which he co-founded in 1959, serving as its Chief Executive Officer until 1973. From 1991 to 1995, he was Chairman and Chief Executive Officer of the New York Stock Exchange. He founded the private investment firm Donaldson Enterprises in 1981 and served as its Chairman until 1990. In 1975, Mr. Donaldson was named founding Dean and Professor of Management at the Yale Management School and in 1973 he was appointed U.S. Undersecretary of State and subsequently served as Counsel to Vice President Nelson Rockefeller. Mr. Donaldson is a director of Aetna, Inc., the Philip Morris Companies and Bright Horizons Family Solutions. He received his B.A. from Yale University and his M.B.A. with distinction from the Harvard Business School.

STEPHEN KETCHUM--DIRECTOR

    Mr. Ketchum has been a member of our board of directors since May 1997. Mr. Ketchum is a Senior Vice President of Donaldson, Lufkin, & Jenrette Securities Corporation's Satellite Financing Group. Prior to joining Donaldson, Lufkin & Jenrette Securities Corporation in 1990, Mr. Ketchum was employed at Dean Witter Reynolds. Mr. Ketchum serves on the board of Manufacturer's Services Limited, a contract manufacturing company based in Boston. Mr. Ketchum received his B.A. in Finance and Marketing from New England College and his M.B.A. from the Harvard Business School.

JACK KUEHLER--DIRECTOR

    Mr. Kuehler has been a member of our board of directors since April 1998. Mr. Kuehler retired in August 1993 as Vice Chairman and a director of International Business Machines Corporation, having held various positions since joining IBM in 1958. Prior to his appointment as Vice Chairman of IBM in January 1993, Mr. Kuehler served as President from 1989 to 1993 and as Executive Vice President from 1987 to 1988. Mr. Kuehler is a director of Aetna, Inc., In Focus Systems, Inc., Olin Corporation and The Parsons Corporation. He is a member of the National Academy of Engineering, a fellow of the Institute of Electrical and Electronics Engineers, Inc. and a fellow of the American Academy of Arts and Sciences.

JOHN WHITMAN--DIRECTOR

    Mr. Whitman has been a member of our board of directors since July 1998. Mr. Whitman has been a Managing Partner of Sycamore Ventures since 1995. Prior to joining Sycamore, Mr. Whitman was an advisor to several organizations, including the Ford Motor Company, AT&T Venture Corp., Coopers & Lybrand, the United States Agency for International Development, and Prudential Securities Inc. From 1987 through 1990, Mr. Whitman was Chairman and Chief Executive Officer of Prudential-Bache Interfunding Inc., and from 1972 to 1987 he held various positions at Citicorp and Citicorp Venture Capital, Ltd. Mr. Whitman sits on the boards of directors of Comprehensive Automotive Recycling Services Inc., Wilson Haas Beverages, MacDonald Communications Corp., and Global Household Brands, and serves as a member of the merchant banking firm Cross Border L.L.C. and as a member of the Investment Committee of Spartek Emerging Opportunities of India Fund. Mr. Whitman received his B.A. from Yale University and his M.B.A. from the Harvard Business School.

KEY EMPLOYEES

MICHAEL AGESEN--VICE PRESIDENT, BUSINESS DEVELOPMENT

    Mr. Agesen, our Vice President of Business Development, has been with us since November 1998. Prior to joining Mail.com, Mr. Agesen was Vice President of Affiliate Development at Snap from March 1997 to November 1998. Mr. Agesen was Vice President of Licensing and Business Development at CNET from December 1995 until March 1997. From 1992 to 1995, Mr. Agesen was Product Marketing Manager for AT&T WorldNet and AT&T Consumer Interactive Services. Mr. Agesen received his B.A. from the University of Virginia.

CATHERINE BILLON--VICE PRESIDENT, MARKETING AND PARTNER DEVELOPMENT

    Ms. Billon, our Vice President of Marketing and Partner Development, has been with us since October 1998. Prior to joining Mail.com, Ms. Billon was Vice President of International Sales and Marketing at the Discovery Channel from 1993 to 1998. Ms. Billon worked in the consumer marketing group at TIME magazine from 1989 to 1993. Ms. Billon worked at Columbia TriStar International Video from 1988 to 1989 and at the National Geographic Society from 1985 to 1987. Ms. Billon received her B.A. in International Relations from Brown University, and her M.B.A. from Columbia University.

COURTNEY NICHOLS--VICE PRESIDENT, ADVERTISING SALES

    Ms. Nichols, our Vice President of Advertising Sales, has been with us since February 1998. Prior to joining Mail.com, Ms. Nichols was a Sales Manager for CNET from January 1997 to January 1998. From 1995 to 1997, she served as Director of Sales at Interactive Imaginations, now 24/7 Media. From 1993 to 1995, she served as a liaison to General Motors' board of directors and worked in GM's Treasurer's Office. Ms. Nichols received her B.A. from Davidson College.

DIRECTOR TERMS

    Members of the board of directors, other than the members of the initial board of directors, shall be elected at the annual meeting of stockholders and shall hold office until their successor is elected and qualified or until their earlier resignation or removal.

BOARD COMMITTEES

    The compensation committee is currently composed of three outside directors:
William Donaldson, Stephen Ketchum and John Whitman. Under agreements with stockholders who formerly held shares of our Class A and Class C preferred stock, we are required to elect at least two non-management directors to the three person compensation committee.

    The members of the audit committee of the board of directors are Stephen Ketchum, John Whitman and Gary Millin. The audit commitee will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of Mail.com's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Mail.com's independent auditors and the accounting practices of Mail.com.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Mail.com does not currently compensate directors who are part of the management team. However, in 1997 and 1998, two outside, non-management directors were granted options as compensation for their serving as board members. In 1997, Mr. Donaldson and Mr. Kuehler were each granted options to purchase 100,000 shares of Class A common stock at an exercise price of $1.00, vesting monthly for one year, from May 1997 through May 1998. In May 1998, these two directors were each granted options to purchase 25,000 shares of Class A common stock at an exercise price of $3.50, vesting monthly for one year, from May 1998 to May 1999. On March 1, 1999, four outside, non-management directors were granted options for their service. Mr. Kuehler and Mr. Donaldson were each granted options to purchase 20,000 shares of Class A common stock at an exercise price of $5.00 per share, vesting on a monthly basis for one year from May 1999 through May 2000. Mr. Ketchum and Mr. Whitman were each granted options to purchase 10,000 shares of Class A common stock at $5.00 per share, vesting on a monthly basis for one year from March 1999 through March 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mail.com's compensation committee is comprised of three non-management directors. All decisions relating to the compensation of Mail.com's executive officers are made by the compensation committee and Gerald Gorman.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

    Mail.com's current employment agreement with Gerald Gorman is dated April 1, 1999. The agreement provides that Mr. Gorman is to receive a base salary of $200,000 per year. Mr. Gorman's base salary and bonus amount are adjustable on an annual basis at the sole discretion of the compensation committee. Additionally, the agreement provides that after Mr. Gorman leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any of our confidential information.

    Mail.com's current employment agreement with Gary Millin is dated April 1, 1999. Under this agreement, Mr. Millin receives an annual base salary of $130,000. Mr. Millin's base salary and bonus amount are adjustable in the sole discretion of our Chief Executive Officer and the compensation committee. Additionally, the agreement provides that after Mr. Millin leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any of our confidential information.

    Mail.com's current employment agreement with Lon Otremba is dated April 1, 1999. The agreement provides that Mr. Otremba will receive an annual base salary of $200,000 and a bonus of up to 30% of his base salary. Under his initial employment agreement with us, dated September 24, 1997, Mr. Otremba was granted an initial option of acquiring 473,200 shares of our Class A common stock, which vest quarterly over the first three years of his employment and are exercisable at the price of $2.00 per share. The initial agreement also provided for the grant of additional contingent options, which were linked to advertising revenues that we recognized through 1998, granting Mr. Otremba options to purchase up to 402,975 shares of our Class A common stock at $2.00 per share. These additional options vest quarterly over three years from the date of grant. Finally, the current agreement provides that after Mr. Otremba leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any of our confidential information.

    Mail.com's current employment agreement with Debra McClister is dated April 1, 1999. The agreement provides that Ms. McClister will receive an annual base salary of $180,000 which will be reviewed each year, and an annual bonus between 15%-45% of base annual salary. Under Ms. McClister's initial employment agreement with us, dated June 29, 1998, she was granted an option to purchase 200,000 shares of our Class A common stock at an exercise price of $3.50 upon the commencement of her employment. In accordance with the initial agreement, we granted Ms. McClister an additional option to purchase 40,000 shares at an exercise price of $3.50 per share on September 14, 1998 for achievement of a specified objective. Under the initial agreement, Ms. McClister waived her salary until October 19, 1998 in return for receiving options to purchase 90,000 shares of our Class A common stock, which were granted at an exercise price of $3.50 per share and vest quarterly over 4 years. The current agreement also provides that in the event that Mail.com is sold to a third party, Ms. McClister's options will be converted into options to acquire the third party's stock, with an equivalent value and the same remaining vesting period as her Mail.com options. In the event that Ms. McClister's position at Mail.com is eliminated, replaced or taken over by the third party in connection with an acquisition, merger or transfer of a majority interest, we will attempt to offer Ms. McClister a comparable senior management position with the same compensation, commuting and travel requirements. In the event that such a position is not offered to Ms. McClister, she will be entitled to a severance package comprised of (a) six months base salary, (b) annual bonus pro rated for the portion of the year worked and (c) immediate vesting of 50% of her remaining unvested options. Additionally, her current employment agreement provides that after Ms. McClister leaves our employ, she will not work for a competitor during the two year period following her employment or disclose any of our confidential information.

    Mail.com's employment agreement with David Ambrosia is dated May 19, 1999. The agreement provides that Mr. Ambrosia will receive an annual base salary of $180,000 which will be reviewed each year, and an annual bonus between 15%-30% of base annual salary. Mr. Ambrosia was granted options to purchase 250,000 shares of our Class A common stock at an exercise price equal to $7.00 per share which vest quarterly over three years. If an acquisition, merger, consolidation or transfer of control occurs, Mr. Ambrosia is entitled to severance and other arrangements, including rights similar to those contained in Ms. McClister's agreement. Additionally, Mr. Ambrosia's employment agreement provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

    Mail.com's employment agreement with Charles Walden is dated February 4, 1999. The agreement provides that Mr. Walden will receive an annual base salary of $160,000. In addition to his base salary, Mr. Walden is eligible for incentive compensation, which together with his salary, are to be determined and reviewed by the Chief Executive Officer and the compensation committee. In lieu of cash salary and bonus in 1998, Mr. Walden received an option grant on January 1, 1998 of 285,000 shares and a second option grant on February 16, 1998 of 395,200 shares, each granted at the fair market value of the common stock at the date of grant. Mr. Walden's current employment agreement with us provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any of our confidential information.

EXECUTIVE COMPENSATION

    The following table presents certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to us in all capacities during the year ended December 31, 1998, by our Chief Executive Officer and each of the other executive officers whose salary and bonus exceeded $100,000 in 1998 (collectively, the "Named Executive Officers"). No executive who would otherwise have been included in this table on the basis of salary and bonus earned for 1998 has resigned or otherwise terminated employment during 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                                                 -------------
                                                                                                  SECURITIES
                                                                                                  UNDERLYING
NAME AND PRINCIPAL POSITION                                                            SALARY     OPTIONS(1)
-----------------------------------------------------------------------------------  ----------  -------------
Gerald Gorman,.....................................................................  $  200,000       23,720
  Chairman and Chief Executive Officer

Gary Millin,.......................................................................     130,000       29,267
  President

Lon Otremba,.......................................................................     180,000      420,107
  Chief Operating Officer

Charles Walden,....................................................................           0      680,200
  Executive Vice President, Technology

Debra McClister,...................................................................      37,461(2)     340,573
  Executive Vice President and Chief Financial Officer

------------------------

(1) Includes annual bonus compensation earned for the year ended December 31, 1998 and foregone at the election of the Named Executive officers and instead paid in the form of stock options as follows: Mr. Gorman, 19,920 options; Mr. Millin, 20,267 options; Mr. Otremba, 15,932 options; and Ms. McClister, 10,573 options. Mr. Walden waived cash salary and bonus for his first year of employment with us and in return received an option grant on January 1, 1998 for 285,000 shares and a second option grant on February 16, 1998 for 395,200 shares, each of which was granted at the fair market value of common stock at the date of grant.

(2) Salary did not commence until October 19, 1998.

                          OPTION GRANTS IN FISCAL YEAR

    The following table provides certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1998.

                                                    INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                           -------------------------------------------------------------------      VALUE AT ASSUMED
                            NUMBER OF     PERCENT OF                                             ANNUAL RATES OF STOCK
                           SECURITIES        TOTAL                                               PRICE APPRECIATION FOR
                           UNDERLYING   OPTIONS GRANTED   EXERCISE      MARKET                      OPTION TERMS(1)
                             OPTIONS    TO EMPLOYEES IN   PRICE PER    PRICE PER   EXPIRATION   ------------------------
NAME                       GRANTED (#)  FISCAL YEAR (%)     SHARE        SHARE        DATE          0%           5%
-------------------------  -----------  ---------------  -----------  -----------  -----------  ----------  ------------
Gerald Gorman............       3,800            0.1%     $    3.50    $    3.50      1/31/08   $       --  $      8,360

Gary Millin..............       9,000            0.3           3.50         3.50      1/31/08           --        19,800

Lon Otremba..............       1,200            0.0           3.50         3.50      1/31/08           --         2,640
                               10,114(2)          0.3          2.00         3.50      6/28/08       15,172        37,421
                               18,590(2)          0.6          2.00         3.50      7/30/08       27,885        68,783
                               46,312(2)          1.5          2.00         3.50      8/30/08       69,467       171,354
                               82,161(2)          2.7          2.00         5.00      9/29/08      246,483       504,468
                              208,446(2)          6.8          2.00         5.00     10/30/08      625,337     1,279,858
                               24,402(2)          0.8          2.00         5.00     11/29/08       73,205       149,828
                               12,950(2)          0.4          2.00         5.00     12/30/08       38,850        79,513

Charles Walden...........     285,000(3)          9.2          2.00         2.00     12/31/08           --       359,100
                              395,200(4)         12.8          3.50         3.50      2/15/08           --       869,440

Debra McClister..........     290,000            9.4           3.50         3.50      6/27/08           --       638,000
                               40,000            1.3           3.50         3.50      9/13/08           --        88,000


NAME                           10%
-------------------------  ------------
Gerald Gorman............  $     21,204
Gary Millin..............        50,220
Lon Otremba..............         6,696
                                 71,607
                                131,617
                                327,888
                                901,306
                              2,286,652
                                267,689
                                142,061
Charles Walden...........       909,150
                              2,205,216
Debra McClister..........     1,618,200
                                223,200

------------------------

Unless otherwise noted all options vest quarterly over four years.

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of our stock price. The amounts reflected in the table may not necessarily be achieved.

(2) Options vest in equal installments over 12 calendar quarters.

(3) Options vest in equal installments over 13 calendar quarters.

(4) Options vest biweekly in 52 equal installments.

                         FISCAL YEAR-END OPTION VALUES

    The following table indicates for each of the Named Executive Officers the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1998.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                   OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                               DECEMBER 31, 1998          DECEMBER 31, 1998(1)
                                                           --------------------------  ---------------------------
NAME                                                       EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------  -----------  -------------  ------------  -------------
Gerald Gorman............................................     363,450        162,850   $  1,682,675   $   779,275
Gary Millin..............................................     387,500        160,500      1,661,500       709,500
Lon Otremba..............................................     273,037        664,418        818,661     1,988,304
Charles Walden...........................................     262,492        417,708        525,276       922,524
Debra McClister..........................................      38,750        291,250         58,125       436,875

------------------------

(1) All amounts reflected were determined using a December 31, 1998 price of $5.00 per share.

EMPLOYEE BENEFIT PLANS

    Mail.com's board of directors adopted the Mail.com 1996 Stock Option Plan on March 16, 1996, the Mail.com 1997 Stock Option Plan on May 1, 1997 and the Mail.com 1998 Stock Option Plan on October 5, 1998, and each has been subsequently approved by our stockholders. Mail.com's board of directors also adopted the Mail.com 1999 Stock Option Plan on April 21, 1999. This will be approved by our stockholders prior to the closing of this offering. The principal provisions of the plans are summarized below. This summary is qualified in its entirety by reference to the provisions of each of the plans.

    PURPOSE

    The purpose of the plans is to grant incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and non-qualified stock options as a means to provide an incentive to our selected directors, officers, employees and consultants to acquire a proprietary interest in Mail.com, to continue in their positions with us and to increase their efforts on our behalf.

    ADMINISTRATION

    The plans are administered by the board or a committee appointed by the board. Under the plans, the plan administrator has the authority to, among other things: (a) select the eligible persons to whom options will be granted, (b) determine the size, type and the terms of each option granted, (c) adopt, amend and rescind rules and regulations for the administration of the plans, and (d) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plans.

    SHARES AVAILABLE FOR ISSUANCE

    A maximum of 1,000,000, 3,500,000 and 1,500,000 shares of Mail.com's Class A common stock is available for issuance under the 1996 plan, the 1997 plan and the 1998 plan, respectively. 2,500,000 shares of Class A common stock have been authorized for issuance under the 1999 plan. Outstanding options under the previous plan(s) will be incorporated into the 1999 plan upon the date of this offering, and no further option grants will be made under the previous plan(s). The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 plan to those options.

    The maximum number of shares underlying options granted to any individual within a calendar year under the 1999 plan is 1,000,000. In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise, the plan administrator may make equitable adjustments to the price and other terms of any option previously granted or which may be granted under the plans.

    OPTIONS

    Each option granted under the plans will be evidenced by an agreement that states the terms and conditions of the grant. The exercise price of an option granted under any of the plans shall not be less than 100% of the fair market value of the stock at the time of grant (110% in the case of an incentive stock option granted to any person who possesses more than 10% of the total combined voting power of all classes of our capital stock). Each option granted under the plans will be exercisable at the times and in the amounts determined by the plan administrator at the time of grant. In addition, the plan administrator, in its discretion, may accelerate the exercisability of any option outstanding under any of the plans. The exercise price of an option is payable in cash unless otherwise approved by the plan administrator.

    Options granted under the plans are not transferable except by will or the laws of descent and distribution and are only exercisable by the grantee during the grantee's lifetime. Each option shall terminate at the time determined by the plan administrator provided that the term may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a ten percent stockholder). However, the plan administrator may, subject to the limitations of the plans, modify, extend or renew outstanding options granted under the plans, or accept the surrender of outstanding unexercised options and authorize the grant of substitute options.

    AMENDMENTS AND TERMINATION

    The plans will terminate on the earliest of (a) March 15, 2006 for the 1996 plan, April 23, 2007 for the 1997 plan, October 4, 2008 for the 1998 plan and May 1, 2009 for the 1999 plan, (b) the date when all shares of stock reserved for issuance under each plan have been acquired through the exercise of options granted under each plan or (c) any earlier date as may be determined by Mail.com's board of directors. Subject to limitations, Mail.com's board of directors may amend each plan, correct any defect, supply any omission or reconcile any inconsistency in the plans. None of these modifications shall alter or adversely impair any rights or obligations under any option previously granted under the plans, except with the consent of the grantee.

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is generally a summary of the principal United States federal income tax consequences under current federal income tax laws relating to grants or awards to employees under the plans. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income tax or other tax consequences.

    A grantee will not recognize any taxable income upon the grant of a non-qualified option and Mail.com will not be entitled to a tax deduction with respect to the grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of stock on the date of exercise over the exercise price will be taxable as ordinary income to the grantee. If Mail.com complies with applicable withholding requirements, we will be entitled to a tax deduction in the same amount and at the same time as the grantee recognizes ordinary income subject to any deduction limitation under Section 162(m) of the Internal Revenue Code. The subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will ordinarily result in capital gain or loss.

    Subject to the discussion below, a grantee will not recognize taxable income at the time of grant or exercise of an incentive stock option and we will not be entitled to a tax deduction with respect to the grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the grantee.

    Generally, if a grantee has held shares acquired upon the exercise of an incentive stock option for at least one year after the date of exercise and for at least two years after the date of grant of the incentive stock option, upon disposition of the shares by the grantee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the grantee. Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option (a "disqualifying disposition"), any excess of the fair market value of the shares at the time of exercise of the option over the exercise price of the option will constitute ordinary income to the grantee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, Mail.com will be entitled to a deduction equal to the amount of the ordinary income recognized by the holder.

    If a non-qualified or incentive stock option is exercised through the use of shares previously owned by the holder, this exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to these shares upon exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, this use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

                              CERTAIN TRANSACTIONS

FOUNDER TRANSACTIONS

    In March 1996, we sold a total of 10,000,000 shares of Class B common stock at $0.10 per share for $1,000,000 to Gerald Gorman, our Chairman and Chief Executive Officer. Concurrently, we sold an aggregate of 2,422,500 shares of Class A common stock at $0.005 per share for $12,113. Among the purchasers were Gerald Gorman, our Chief Executive Officer (1,092,500 shares for $5,463), Gary Millin, our President (1,160,000 shares for $5,800) and Anthony Millin, the brother of Gary Millin (100,000 shares for $500). We also sold an aggregate of 100,000 shares of Class A preferred stock at $0.005 per share for $500 to various individuals including Gary Millin (80,000 shares for $400).

    We issued to Michael Gorman, the brother of Gerald Gorman, in consideration of employment services rendered to us, options to purchase 30,000 shares of Class A common stock in 1996 at an exercise price of $.50 per share, options to purchase 48,750 shares of Class A common stock in 1997 at an exercise price of $1.00 per share, options to purchase 30,000 shares of Class A common stock in 1997 at an exercise price of $2.00 per share and options to purchase 11,250 shares of Class A common stock in 1998 at an exercise price of $3.50 per share. All of these options were granted with an exercise price equal to the fair market value of our Class A common stock on the date of grant.

PREFERRED FINANCINGS

    We used the funds raised in each of the preferred stock financings described below:

    - to expand our business operations, including acquiring additional hardware to satisfy increased demand;

    - to hire additional personnel;

    - to provide additional services; and

    - for other general corporate purposes related to the expansion of our business.

    All of the outstanding shares of Class A, Class C and Class E preferred stock will automatically convert into Class A common stock upon the consummation of this offering on a one-for-one basis before giving effect to the settlements described below.

CLASS A PREFERRED FINANCING

    On May 27, 1997 and December 17, 1997, we issued an aggregate of 3,460,000 shares of Class A preferred stock at $1.00 per share for an aggregate amount of $3,290,000 in cash and $170,000 in the form of equity securities and services by outside vendors. Among the purchasers were Gerald Gorman, our Chairman and Chief Executive Officer (400,000 shares for cash and equity securities of InfoSpace.com valued at $400,000 in total), and William Donaldson (100,000 shares for $100,000), Stephen Ketchum (225,000 shares for $225,000) and Jack Kuehler (100,000 shares for $100,000), each of whom is a director of Mail.com.

CLASS A PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, the Class A preferred stock purchase agreement dated May 27, 1997, the purchase and sale agreement dated December 17, 1997 and the purchase and sale agreement dated January 5, 1998 obligated us to issue additional shares of Class A preferred stock to the purchasers if they were not provided with an opportunity to dispose of shares of Class A preferred stock at specified minimum prices.

    We have since amended these agreements to provide that if we consummate an initial public offering on or before July 31, 1999, then we will issue an aggregate of 968,800 shares of Class A common stock to be divided on a pro rata basis among the purchasers. This amendment settles in full our contingent obligations to issue additional shares described above.

    As a result of the Class A preferred stock contingent issuance obligation settlement, the following persons will receive upon closing of this offering an issuance of shares of Class A common stock in the following amounts: Gerald Gorman, our Chairman and Chief Executive Officer (112,000 shares), and William Donaldson (28,000 shares), Stephen Ketchum (63,000 shares) and Jack Kuehler (28,000 shares), each of whom is a director of Mail.com.

CLASS C PREFERRED FINANCING

    On July 31, 1998 and August 31, 1998, we issued an aggregate of 3,776,558 units, with each unit consisting of one share of Class C preferred stock and detachable warrants to purchase .35 shares of Class C preferred stock at an exercise price equal to the Class C conversion price as defined in our amended and restated certificate of incorporation, for a price per unit of $3.50. The aggregate amount of this financing was $13,218,000. Among the purchasers were John Whitman, one of our directors (7,200 shares, 2,520 warrants for $25,200), and The Whitman Children Irrevocable Trust (7,200 shares, 2,520 warrants for $25,200). Also, CitiGrowth Fund II Offshore, L.P. and CG Asian-American Fund, L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 1,099,200 shares and 384,720 warrants in the aggregate for a total purchase price of $3,847,200. Mr. Whitman also has the power to vote or dispose of an additional 311,700 shares and 109,095 warrants purchased in this financing for $1,090,950.

CLASS C PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, our amended and restated certificate of incorporation provided for a reduction in the conversion price of the Class C preferred stock if the holders of Class C preferred stock were not provided with an opportunity to dispose of the Class C shares at specified minimum prices.

    We have since amended our amended and restated certificate of incorporation to provide that, if we consummate an initial public offering on or before July 31, 1999, the holders of Class C preferred shares will receive a one time reduction in the Class C conversion price from $3.50 per share to $2.80. This amendment settles in full our contingent obligation to issue additional shares described above and permits the Class C holders to receive an additional 944,139 shares of Class A common stock upon conversion of their preferred shares, which will occur automatically upon the closing of this offering. Also, upon the closing of this offering, the warrants to purchase 1,321,778 shares of Class C preferred stock will be cancelled and returned to Mail.com.

    As a result of the Class C preferred stock contingent issuance obligation settlement, Mr. Whitman and the persons or entities listed below will receive upon the closing of this offering an aggregate issuance of 356,400 shares of Class A common stock in the amounts listed. As indicated below, Mr. Whitman has the power to vote or dispose of these shares or holds an interest in the entities that control the owners of these shares.

                                                                                                  SHARES OF CLASS
                                                                                                         A
                                                                                                    COMMON STOCK
                                                                                                  ----------------
John Whitman(1).................................................................................         79,800
The Whitman Children Irrevocable Trust(2).......................................................          1,800
CitiGrowth Fund II Offshore, L.P.(3)............................................................        137,400
CG Asian-American Fund, L.P.(3).................................................................        137,400
                                                                                                        -------
          Total.................................................................................        356,400

------------------------

(1) Includes 78,000 shares owned by other persons and over which Mr. Whitman has the power to vote or to direct the disposition.

(2) The Whitman Children Irrevocable Trust is a trust for the benefit of Mr. Whitman's children and Mr. Whitman has the power to vote or dispose of these shares.

(3) Mr. Whitman holds a minority interest in the entities that control these limited partnerships.

CLASS E PREFERRED FINANCING

    On March 10, 1999, we issued an aggregate of 3,200,000 shares of Class E preferred stock at $5.00 per share. The aggregate amount of this financing was $16,000,000. Among the purchasers were John Whitman, one of our directors (3,000 shares for $15,000), and The Whitman Children Irrevocable Trust (1,000 shares for $5,000), Gerald Gorman, our Chairman and Chief Executive Officer (35,000 shares for $175,000), Lon Otremba, our Chief Operating Officer and one of our directors (50,000 shares for $250,000), Stephen Ketchum, one of our directors (10,000 shares for $50,000), and Debra McClister, our Chief Financial Officer (40,000 shares for $200,000). Also, CitiGrowth Fund II Offshore, L.P. and CG Asian-American Fund, L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 76,880 shares in the aggregate for $384,400. Mr. Whitman also has the power to vote or dispose of an additional 33,820 shares purchased in this financing for $169,100.

CLASS E PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Immediately before consummation of this offering, the Class E preferred stock conversion price will be reduced based upon the amount of additional shares of Class A common stock issuable as a result of the settlements of our contingent obligations to issue additional shares of Class A and Class C preferred stock described above. We anticipate that an additional 166,439 shares of Class A common stock will be issuable upon conversion of the Class E preferred stock as a result of this adjustment to the Class E preferred stock conversion price. This adjustment in the conversion price constitutes full settlement of our contingent obligations to issue additional shares to the purchasers of our Class E preferred stock.

    As a result of the Class E preferred stock contingent issuance obligation settlement, the officers and directors of Mail.com and the other persons and entities listed below will receive upon the closing of this offering an issuance of shares of Class A common stock in the amounts listed. As indicated below, Mr. Whitman has the power to vote or dispose of the shares, or has an interest in the entities that control the owners of the shares, held by the persons listed below other than Messrs. Gorman, Otremba and Ketchum and Ms. McClister.

                                                                                                  SHARES OF CLASS
                                                                                                         A
                                                                                                    COMMON STOCK
                                                                                                  ----------------
Gerald Gorman...................................................................................          1,820
Lon Otremba.....................................................................................          2,601
Debra McClister.................................................................................          2,080
Stephen Ketchum.................................................................................            520
John Whitman(1).................................................................................          1,915
The Whitman Children Irrevocable Trust(2).......................................................             52
CitiGrowth Fund II Offshore, L.P.(3)............................................................          1,999
CG Asian-American Fund, L.P.(3).................................................................          1,999
                                                                                                        -------
          Total.................................................................................         12,986

------------------------

(1) Includes 1,759 shares owned by other persons and over which Mr. Whitman has the power to vote or to direct the disposition.

(2) The Whitman Children Irrevocable Trust is a trust for the benefit of Mr. Whitman's children and Mr. Whitman has the power to vote or dispose of these shares.

(3) Mr. Whitman holds a minority interest in the entities that control these limited partnerships.

AGREEMENTS WITH STOCKHOLDERS

    Holders of our Class A common stock who were formerly holders of our Class A, Class C and Class E preferred stock and purchased their preferred stock in the offerings described above are parties to stock purchase and investor agreements with us and other stockholders. These agreements entitle them to a number of rights, including the following:

    - REGISTRATION RIGHTS. We have granted registration rights to holders of our Class A common stock who were formerly holders of our Class A, Class C and Class E preferred stock. See "Description of Capital Stock--Registration Rights."

    - RIGHT TO NOMINATE THREE MEMBERS OF THE BOARD OF DIRECTORS. Subject to minimum ownership levels and other conditions, holders of our Class A common stock who previously held our Class A, Class C and Class E preferred stock purchased in the financings described above, voting as separate groups, have the right to nominate one director each to our board of directors. In the event that these groups fail to maintain minimum ownership levels, they will have the right to have an observer attend all board of directors meetings in a nonvoting capacity. We have also granted U.S. Information Technology Financing, L.P. and the Encompass Group, Inc., holders of Class E preferred stock, the right to jointly appoint one observer to attend all board of directors meetings in a nonvoting capacity.

    - CONTROLLING STOCKHOLDER AGREEMENT NOT TO SELL HIS SHARES OF CLASS B COMMON STOCK. Gerald Gorman, our controlling stockholder, has agreed not to sell his shares of Class B common stock until the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock have had an opportunity to sell their shares of Class A common stock at specified prices.

    - RIGHT TO PARTICIPATE IN PROPOSED SALE OF STOCK BY CONTROLLING STOCKHOLDER. Subject to exceptions, Mr. Gerald Gorman, our controlling stockholder, has granted the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock purchased in the financings described above the right to sell their shares of Class A common stock along with Mr. Gorman's shares, in any transaction in which Mr. Gorman proposes to transfer his shares of our stock to a third party at the same price and upon the same terms and conditions as Mr. Gorman.

    - RIGHT OF CONTROLLING STOCKHOLDER TO COMPEL SOME OF OUR CLASS A COMMON STOCKHOLDERS TO SELL THEIR SHARES OF OUR STOCK. Mr. Gorman, our controlling stockholder, has the right to require the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock purchased in the financings described above to sell their shares of Class A common stock to a third party to whom Mr. Gorman proposes to sell his common stock at the same price as and in the same proportion as Mr. Gorman is selling his common stock.

    - RIGHTS TO INFORMATION. We may be required to provide to selected holders of Class A common stock who formerly held shares of our Class A, Class C or Class E preferred stock purchased in the financings described above, audited annual financial statements and unaudited quarterly financial statements.

AGREEMENTS WITH CNET, SNAP AND NBC MULTIMEDIA

    The following summary of the material terms of our agreements with CNET, Snap and NBC Multimedia is qualified by reference to the actual agreements, which we have filed as exhibits to the registration statement of which this prospectus is a part.

    In May of 1998, we entered into an agreement with CNET under which we agreed to offer our email service at their Web site through the domain "email.com". Our agreement originally obligated us to issue shares of our Class A common stock to CNET for each new emailbox established through their site, up to a maximum of four million "email.com" emailboxes. We have issued a total of 352,257 shares for emailboxes created through the first quarter of 1999. Once four million email.com emailboxes have been established (including those established at the Snap and NBC Multimedia sites), we will be required to pay CNET a portion of our profits attributable to each new emailbox established through their site. If CNET exercises their rights to terminate our agreement, which includes the right to terminate for their own convenience at any time after May 13, 2001, we would be obligated to transfer the email.com domain and related member information to them. If CNET terminates for convenience, they would be obligated to pay us the greater of $5 million or 120% of the fair market value of the email.com user data based on the projected economic benefit of the users and either return to us the shares that we issued to them for the establishment of emailboxes or pay us the then fair market value of those shares. If CNET terminates for other reasons, the amount of compensation they must pay us varies depending on the reason for termination.

    In February 1999, we entered into a similar agreement with NBC Multimedia under which we agreed to offer our email service at their Web sites through the email.com domain. Upon launch of our email service in May 1999, we became obligated to make non-refundable installment payments totaling $200,000. In addition, our agreement obligates us to issue shares of our Class A common stock to NBC Multimedia. We guaranteed them a minimum of 210,000 shares, and we were originally obligated to issue shares for each new emailbox established through their sites, up to a maximum of four million email.com emailboxes (including those established through the CNET and Snap sites). Because our service was first launched in May of this year, we did not issue any shares through the first quarter of 1999. In addition, once four million email.com emailboxes have been established (including those established through the CNET and Snap sites), we will be required to pay NBC Multimedia a portion of our profits attributable to each new emailbox established through their sites. If NBC Multimedia exercises their rights to terminate our agreement, which includes the right to terminate for their own convenience at any time after May 12, 2001, we would be obligated to transfer the applicable member information to them. In return, NBC Multimedia would be obligated to compensate us in an amount based upon their reason for termination.

    NBC Multimedia and CNET commenced a joint venture to operate Snap. On June 18, 1998, Snap became an independent party to the CNET agreement described above and is subject to substantially the same terms and conditions. Under the agreement, we have issued 568,836 shares of Class A common stock to Snap for emailboxes established through the first quarter of 1999.

    Under our agreement with CNET and Snap, which subsequently assigned its rights to NBC Multimedia, we were obligated to grant warrants to purchase our Class A common stock upon the achievement of a specified number of emailboxes. In March 1999, we satisfied our obligations by issuing warrants to CNET and NBC Multimedia for purchase of 990,000 and 510,000 shares, respectively, of our Class A common stock. The warrant exercise price is equal to the lower of $5.00 or the price per share in an initial public offering offering of our stock. CNET and NBC Multimedia have exercised their warrants and deposited funds for the payment of the exercise price into escrow. Upon consummation of this offering, funds sufficient to pay the exercise price will be released to us, and we will issue the shares to CNET and NBC Multimedia.

    Under an investor's rights agreement dated March 1, 1999 by and among Mail.com, CNET and NBC Multimedia, we have granted to CNET and NBC Multimedia registration rights. See "Description of Capital Stock--Registration Rights". Also under an agreement between CNET and Mail.com, we granted CNET the right to nominate a director to our Board of Directors. CNET has since waived its right to nominate a director.

    On May 1, 1999, we entered into an agreement to settle in full the contingent obligation to issue shares of Class A common stock to CNET, Snap and NBC Multimedia for emailboxes established. Under this settlement, we will issue upon the closing of this offering 2,368,907 shares of our Class A common stock in the aggregate to CNET and Snap and 210,000 shares of our Class A common stock to NBC Multimedia. CNET and Snap have not yet agreed upon the allocation of the shares. We are still obligated to share profits with these partners as described above.

EMPLOYMENT RELATED AGREEMENTS

    For information regarding the grant of stock options to executive officers and directors, see "Management--Director Compensation," "--Executive Compensation," "--Employee Benefit Plans" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

    The following table provides information with respect to the beneficial ownership of our common stock as of May 31, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

    - each person who we know beneficially owns more than 5% of our Class A common stock;

    - each of our directors, including our Chairman and Chief Executive Officer;

    - our four most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998; and

    - all of our executive officers and directors as a group.

    For purposes of this table, a person, entity or group is deemed to have "beneficial ownership" of any shares of Class A common stock, including shares subject to options, warrants or conversion rights, which the person, entity or group has the right to acquire within 60 days after the date of this prospectus. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

    For purposes of calculating the percentage of outstanding shares or voting power held by each person named below, any shares which that person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding, but shares which may similarly be acquired by other persons are deemed not to be outstanding.

    The number of shares of Class A common stock for purposes of calculating the percentages reflects the issuance of 968,800 shares issued in settlement of the Class A preferred stock contingent issuance obligation, the issuance of an additional 944,139 shares of Class A common stock in settlement of the Class C preferred stock contingent issuance obligation and the issuance of an additional 166,439 shares of Class A common stock in settlement of the Class E preferred stock contingent issuance obligation. See "Certain Transactions".

    The total number of shares of Class A common stock for purposes of calculating the percentages of Class A common stock beneficially owned includes 10,000,000 shares of Class A common stock into which the 10,000,000 shares of Class B common stock are convertible.

    The total number of votes for purposes of calculating the percentage of total voting power includes the voting power of 10,000,000 shares of Class B common stock owned by Gerald Gorman. Each share of Class B common stock entitles Mr. Gorman to ten votes.

                                                     NUMBER OF
                                                     SHARES OF
                                                       CLASS         PERCENTAGE OF CLASS A COMMON
                                                      A COMMON         STOCK BENEFICIALLY OWNED       PERCENTAGE OF
                                                       STOCK       --------------------------------   TOTAL VOTING
                                                    BENEFICIALLY                          AFTER        POWER AFTER
NAME OF BENEFICIAL OWNER                               OWNED        BEFORE OFFERING     OFFERING      THE OFFERING
-------------------------------------------------  --------------  -----------------  -------------  ---------------
Gerald Gorman....................................     12,070,240(1)          33.8%           28.4%           77.3%

Lycos, Inc.......................................      2,000,000             5.7              4.8             1.5
  500 Old Connecticut Path
  Framingham, MA 01701-4576

John Whitman.....................................      1,911,833(2)           5.4             4.6             1.5

Gary Millin......................................      1,687,588             4.7              4.0             1.3

Lon Otremba......................................        649,181             1.8              1.5               *

Charles Walden...................................        420,338             1.2              1.0               *

Stephen Ketchum..................................        307,687               *                *               *

William Donaldson................................        261,333               *                *               *

Jack Kuehler.....................................        261,333               *                *               *

Debra McClister..................................        133,837               *                *               *

All directors and executive officers as a group
  (10 persons)...................................     17,703,370            47.4             40.1            80.3

CNET.............................................      4,280,000(3)          12.1            10.2             3.2
  150 Chestnut Street
  San Francisco, CA 94111

NBC Multimedia...................................      3,657,743(4)          10.4             8.7             2.8
  30 Rockefeller Plaza
  New York, NY 10112

------------------------

*   Represents beneficial ownership or voting power of less than 1%.

(1) Includes 10,000,000 shares of Class A common stock issuable upon conversion, on a one for one basis, of Class B common stock.

(2) In addition to the shares owned by Mr. Whitman directly, includes 10,053 shares owned by The Whitman Children Irrevocable Trust, a trust for the benefit of Mr. Whitman's children, 727,469 shares owned by CitiGrowth Fund II Offshore, L.P. and 727,469 shares owned by CG Asian-American Fund, L.P., limited partnerships controlled by entities in which Mr. Whitman has a controlling interest, and 425,977 shares owned by other persons and over which Mr. Whitman exercises the power to vote or direct the disposition.

(3) Includes 568,836 shares of Class A common stock owned by Snap. Also includes the 2,368,907 shares to be issued to CNET and Snap in settlement of our contingent obligation to them. Because of CNET's ownership interest in Snap and its interest in the 2,368,907 shares, CNET could be deemed to share the power to direct the voting or disposition of and therefore to beneficially own the shares owned by Snap and the 2,368,907 shares. CNET disclaims beneficial ownership of all shares owned by Snap.

(4) Includes 568,836 shares of Class A common stock owned by Snap. Also includes the 2,368,907 shares to be issued to CNET and Snap in settlement of our contingent obligation to them. Because of NBC Multimedia's ownership interest in Snap, NBC Multimedia could be deemed to share the power to direct the voting or disposition of and therefore to beneficially own the shares owned by Snap and the 2,368,907 shares. NBC Multimedia disclaims beneficial ownership of all shares owned by Snap. NBC Multimedia is a wholly owned subsidiary of National Broadcasting Company, Inc., which is an indirect wholly owned subsidiary of General Electric Company. National Broadcasting Company, Inc. and General Electric Company and other subsidiaries of General Electric Company may be deemed to be beneficial owners of the shares deemed beneficially owned by NBC Multimedia.

    The following table sets forth the number of shares of Class A common stock included in the table above that are issuable upon the exercise of options exercisable within 60 days of May 31, 1999.

                                                                                        NUMBER OF SHARES OF CLASS
NAME OF BENEFICIAL OWNER                                                                      A COMMON STOCK
--------------------------------------------------------------------------------------  --------------------------
Gerald Gorman.........................................................................             428,920

John Whitman..........................................................................               4,167

Gary Millin...........................................................................             447,588

Lon Otremba...........................................................................             446,580

Charles Walden........................................................................             420,338

Stephen Ketchum.......................................................................               4,167

William Donaldson.....................................................................             128,333

Jack Kuehler..........................................................................             128,333

Debra McClister.......................................................................              86,757

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions of our capital stock and the relevant provisions of our amended and restated certificate of incorporation and our bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

    We are authorized to issue up to 120,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share, and 60,000,000 shares of preferred stock, par value $.01 per share.

    The following summary of our capital stock assumes the conversion of all currently outstanding preferred stock upon consummation of this offering.

COMMON STOCK

    As of May 31, 1999, we had 5,912,479 shares of Class A common stock outstanding held of record by 44 stockholders and 10,000,000 shares of Class B common stock outstanding held entirely by Gerald Gorman, our Chairman and Chief Executive Officer. Based upon the number of shares outstanding as of that date and giving effect to the issuance of an aggregate of 26,169,843 shares of Class A common stock to reflect:

    - the offering;

    - the conversion of all outstanding preferred stock;

    - the settlement of our contingent obligations to issue additional equity to our stockholders who formerly held shares of our preferred stock and to CNET, Snap and NBC Multimedia; and

    - the exercise of the CNET and NBC Multimedia warrants.

there will be approximately 32,082,322 shares of Class A common stock outstanding upon the closing of this offering.

    All of the issued and outstanding shares of Class A common stock and the shares of Class A common stock to be issued in this offering are or will be fully paid and nonassessable. Except as described below, the issued and outstanding shares of Class A common stock and Class B common stock will generally have identical rights. In addition, under our amended and restated certificate of incorporation, holders of Class A common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

    VOTING RIGHTS

    The holders of Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally, including the election of directors. In addition to any class vote that may be required under law or our amended and restated certificate of incorporation, all classes of capital stock entitled to vote generally on any matter shall vote together as a single class. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. See "Risk Factors--Gerald Gorman will continue to control Mail.com after this offering and will be able to prevent a change of control."

    LIQUIDATION PREFERENCES

    If we are liquidated, dissolved or wound up, the holders of Class A common stock and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If we are liquidated, dissolved or wound up, our assets legally available after satisfaction of all of our liabilities shall be distributed to the holders of Class A common stock and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable to them upon conversion of Class B common stock.

    CONVERSION RIGHTS/MANDATORY CONVERSION

    Holders of Class A common stock have no conversion rights. Holders of Class B common stock may convert each share into one share of Class A common stock. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon a sale or other transfer by Gerald Gorman to any person or entity other than entities controlled by Mr. Gorman.

    DIVIDENDS

    The holders of both classes of common stock are entitled to receive equal non-cumulative dividends when and as declared from time to time by the board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

PREFERRED STOCK

    Under our amended and restated certificate of incorporation, the board of directors is authorized, without further stockholder approval, to issue up to 60,000,000 shares of preferred stock in one or more classes or series. The board also has the authority to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. As of the closing of this offering, we will not have any preferred stock outstanding. We currently have no plans to create or issue any shares of any new class or series of preferred stock.

WARRANTS/OPTIONS

    Under an engagement letter dated March 2, 1998 between PaineWebber Incorporated and us and entered into in connection with the private placement of the Class C preferred stock, we issued to PaineWebber Incorporated warrants to purchase 143,484 shares of Class A common stock and we issued to a former employee of PaineWebber Incorporated, now employed by Salomon Smith Barney Inc., warrants to purchase 35,872 shares of Class A common stock. These warrants are exercisable at an exercise price of $3.50 per share and expire July 31, 2003. The warrants are entitled to anti-dilution adjustment in the event of stock splits, stock dividends, stock distributions or combinations.

    Under our agreement with CNET and Snap, which subsequently assigned its rights to NBC Multimedia, we issued as of March 1, 1999, warrants to purchase 990,000 shares of Class A common stock to CNET and warrants to purchase 510,000 shares of Class A common stock to NBC Multimedia. CNET and NBC Multimedia have each exercised these warrants in full and have deposited the aggregate exercise price in escrow. The warrant exercise price is the lesser of $5.00 per share and the initial public offering price in this offering. The issuance of the shares of Class A common stock to CNET and NBC Multimedia as a result of the exercise of these warrants and the payment of the exercise price to us is subject to the consummation of the offering.

    Under our letter agreement with AT&T Corp. dated May 26, 1999, we issued warrants to purchase 1,000,000 shares of our Class A common stock at an exercise price of $11.00 per share. AT&T Corp. may exercise the warrants at any time on or before December 31, 2000. If under our proposed strategic relationship AT&T Corp. provides more than 30,000 active emailboxes with our managed messaging service on or before December 31, 2000, AT&T Corp. may pay the exercise price of the warrants by exchanging warrants in lieu of cash. For this purpose, the value of the warrants used to pay the exercise price will be the difference between the exercise price and the market value of our Class A common stock at the time of exercise. AT&T Corp. may not sell or otherwise transfer to a third party the warrants or the shares issuable upon exercise of the warrants until the earlier of May 26, 2004 or the date upon which it has provided more than 30,000 active emailboxes if this date is on or before December 31, 2000. In addition, AT&T Corp. has agreed that it will not sell or otherwise transfer the warrants or the Class A common stock for 180 days after our initial public offering.

REGISTRATION RIGHTS

    PREFERRED STOCKHOLDERS

    The stockholders who formerly held shares of Class A preferred stock, other than Lycos, and the stockholders who formerly held shares of Class C and Class E preferred stock are entitled to various registration rights with respect to their shares of Class A common stock issued upon conversion of each class of preferred stock.

    - DEMAND REGISTRATION RIGHTS. The holders of a majority of the shares issued upon conversion of our Class A preferred stock and the holders of a majority of the shares issued upon conversion of our Class C preferred stock, voting as separate classes, have the right to demand that we register their shares under the Securities Act. The stockholders who formerly held shares of our Class A preferred stock may exercise their demand registration rights up to three times, and the stockholders who formerly held shares of our Class C preferred stock may exercise their demand registration right once. In addition, the holders of 20% or more of the shares issued upon conversion of Class E preferred stock may demand that we register their shares under the Securities Act. If 30% or more of the shares registered in any Class C or Class E demand registration are shares requested to be registered by Lycos, then the former holders of each of our Class C and Class E preferred stock have the right to a second demand registration.

    - PIGGYBACK REGISTRATION RIGHTS. The stockholders who formerly held shares of our Class A, Class C and Class E preferred stock can request to have their shares registered under the Securities Act any time we file a registration statement to register any of our securities for our own account or for the account of any of our stockholders. The number of times such rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    - S-3 DEMAND REGISTRATION RIGHTS. The holders of at least a majority of the shares issued upon conversion of each of our Class A preferred stock and our Class C preferred stock have the right to have their shares registered under the Securities Act on Form S-3 once we become eligible. The holders of at least 25% of the shares issued upon conversion of the Class E preferred stock also have the right to demand a Form S-3 registration once we become eligible. The number of times these Form S-3 registration rights may be exercised is unlimited, but we are required to file only one Form S-3 in any twelve-month period.

    In the case of the stockholders who formerly held shares of our Class A preferred stock, their registration rights will terminate five years from the closing of this offering. In the case of the stockholders who formerly held shares of our Class C and Class E preferred stock, their registration rights will terminate 30 months from the closing of this offering.

    LYCOS

    Lycos has the right to have its shares of our Class A common stock registered any time we file a registration statement for any of our securities for our own account or the account of any of our stockholders. The number of times Lycos may exercise its right is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    CNET AND NBC MULTIMEDIA

    We granted registration rights to CNET and NBC Multimedia with respect to the shares of Class A common stock issued upon exercise of their warrants. The holder or holders of a majority of the Class A common shares issued upon exercise of their warrants may require us to effect one registration under the Securities Act. If 30% or more of the shares to be registered in that demand registration are shares requested to be registered by Lycos, then the holders have the right to a second demand registration.

    The holder or holders of a majority of the Class A common shares issued upon exercise of the CNET and NBC Multimedia warrants have the right to have their Class A common shares registered under the Securities Act any time we file a registration statement to register any of our securities for our own account or for the account of any of our stockholders. The number of times these piggyback rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    The holder or holders of a majority of the Class A common shares issued upon exercise of the CNET and NBC Multimedia warrants have the right to have their Class A common shares registered on Form S-3 once we become eligible. The number of times this registration right may be exercised is unlimited, but we are required to file only one Form S-3 in any twelve-month period.

    These registration rights will terminate 30 months from the closing of this offering.

    AT&T CORP.

    We have agreed to grant AT&T Corp. registration rights for the shares of our Class A common stock issuable upon exercise of their warrants. The registration rights will be available only if AT&T Corp. provides us with more than 30,000 active emailboxes with our managed messaging service on or before December 31, 2000. The registration rights are substantially similar to the rights that we granted to NBC Multimedia and CNET. If we enter into definitive agreements with AT&T Corp. for our proposed strategic relationship, we have also agreed to permit them to designate one observer at meetings of our board of directors.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND MAIL.COM'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    Mail.com is subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to Mail.com and, accordingly, may discourage attempts to acquire Mail.com.

    In addition, provisions of the amended and restated certificate and bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

    SPECIAL MEETINGS OF STOCKHOLDERS. Our bylaws provide that special meetings of stockholders of Mail.com may be called only by the Chairman or a Co-Chairman, if any, the Vice Chairman, if any, the President or a majority of the board of directors.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to the limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Mail.com by means of a proxy contest, tender offer, merger or otherwise.

    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors and executive officers for monetary damages for breach of fiduciary duty as a director or executive officer, except:

    - for any breach of the director's or executive officer's duty of loyalty to Mail.com or our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - for unlawful dividends and stock purchases under section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    Our bylaws provide that:

    - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

    - we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or agreements; and

    - we must advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

    Mail.com has entered into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we have obtained directors' and officers' insurance providing indemnification for our directors, officers and key employees for various liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

    The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of stockholder derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our Class A common stock is Continental Stock Transfer & Trust Company, New York, New York.

LISTING

    Our Class A common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "MAIL."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our Class A common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse or are waived could adversely affect the prevailing market price.

    Upon completion of this offering, we expect to have 42,082,322 shares of Class A and Class B common stock outstanding (assuming no exercise of the underwriters' over-allotment option). As of May 31, 1999, we had granted stock options to employees and directors for the purchase of an aggregate of 8,094,766 shares of Class A common stock. As of May 31, 1999, we also had outstanding warrants to purchase 217,999 shares of Class A common stock (excluding the shares of Class A common stock issuable upon exercise of the CNET, NBC Multimedia and AT&T Corp. warrants). The shares of Class A common stock being sold hereby (other than shares held by our "affiliates" as defined in the Securities Act and other than 685,000 shares sold pursuant to the directed share program) will be freely tradable without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are restricted shares under Rule 144. These shares are eligible for public sale only if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 thereunder.

    Shareholders who purchase shares of Class A common stock in this offering under the directed share program have agreed that they will not sell these shares for a period of 30 days from the date of this prospectus. After the expiration of this lockup period, those shares (other than those held by officers and directors, who are subject to 180 day lockups) will be freely tradeable without restriction or registration under the Securities Act.

    Shareholders owning in the aggregate 35,079,224 shares of Class A common stock (including 10,000,000 shares issuable upon conversion of our Class B common stock) have agreed they will not sell any Class A common stock owned by them without the prior written consent of Salomon Smith Barney Inc. for a period of 180 days from the date of this prospectus. Following the expiration of this lockup period, approximately 31,604,139 shares of Class A common stock, including shares issuable upon the exercise of options or the conversion of Class B common stock, will be available for sale in the public market subject to compliance with Rules 144, 144(k) or 701. See "Underwriting." However, Gerald Gorman has agreed to additional restrictions on his ability to transfer 7,000,000 shares of his Class B common stock or the shares of Class A common stock issuable upon conversion of these shares if there is no exercise of the underwriters' over-allotment option. Under these additional restrictions, he has agreed not to sell, transfer or dispose of these shares for a period of five years without the prior written consent of Salomon Smith Barney Inc. This restriction on Mr. Gorman will not apply in a sale of Mail.com, Inc. at a price per share of Class A common stock of not less than the initial public offering price plus 10% of the initial public offering price for each twelve month period after the consummation of the initial public offering. AT&T Corp. has agreed that it will not sell or otherwise transfer to a third party its warrants or the shares issuable upon exercise of its warrants until the earlier of May 26, 2004 or the date that it provides more than 30,000 active emailboxes with our managed messaging service if this date is on or before December 31, 2000. In addition, AT&T Corp. has agreed that it will not sell or otherwise transfer the warrants or the Class A common stock for 180 days after the date of this prospectus.

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, under written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus (unless subject to the lockup period described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144. Affiliates under Rule 144 may sell their shares without complying with the two-year minimum holding period requirements.

    In general, under Rule 144 a person (or persons whose shares are required to be aggregated) who owns shares that were acquired from the issuer or an affiliate of the issuer, directly or indirectly, at least one year prior to the proposed sale, is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (approximately 420,823 shares immediately after the offering) or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which a notice of sale is filed, subject to additional publication and notification requirements. In addition, if the shares were acquired from the issuer or an affiliate of the issuer at least 2 years prior to the proposed sale, a person who is not deemed to have been an affiliate of Mail.com at any time during the preceding 90 days would be entitled to sell their shares under Rule 144(k) without regard to the volume limits described above.

    We intend to file a registration statement under the Securities Act covering the shares of Class A common stock reserved for issuance under our stock option plans and other options issued to employees, directors and consultants. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless subject to vesting or contractual restrictions.

    In addition, after this offering, the holders of approximately 16,015,936 shares of Class A common stock will have rights to cause us to register the sale of their shares under the Securities Act. Also, AT&T Corp. will have the right to cause us to register the 1,000,000 shares of Class A common stock issuable upon exercise of their warrants. Registration of these shares under the Securities Act would result in their shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of a registration statement. See "Description of Capital Stock--Registration Rights."

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    Following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the Class A common stock applicable to non-U.S. holders of Class A common stock. For purposes of this discussion, a non-U.S. holder is any holder of Class A common stock that, for U.S. federal income tax purposes, is not a U.S. person (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Mail.com has not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion.

    For purposes of this discussion, the term U.S. person means:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;

    - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    A dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from that withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

    In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

    A non-U.S. holder that is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty may be required to submit documentation to avail itself of that treaty and may be able to obtain a refund of any excess amounts withheld by Mail.com by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Class A common stock unless:

    - the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

    - the non-U.S. holder is an individual who holds his or her Class A common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

    - Mail.com is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its Class A common stock. Mail.com believes that it is not and does not believe that it will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, Mail.com would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the Class A common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Non-U.S. Holder satisfies various certification requirements.

    Under current treasury regulations, the payment of the proceeds of the disposition of Class A common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of Class A common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

    - a U.S. person;

    - a "controlled foreign corporation" for U.S. federal income tax purposes;
      or

    - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of Class A common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    In general, the recently finalized treasury regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of Class A common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final treasury regulations on an investment in the Class A common stock. Those final treasury regulations are generally effective for payments made after December 31, 2000.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

    An individual non-U.S. holder who owns Class A common stock at the time of his or her death or had made certain lifetime transfers of an interest in Class A common stock will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and Mail.com has agreed to sell to each underwriter, the number of shares set forth opposite the name of each underwriter.

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Salomon Smith Barney Inc.........................................................   2,055,334
PaineWebber Incorporated.........................................................   2,055,333
SG Cowen Securities Corporation..................................................   2,055,333
Wit Capital Corporation..........................................................     228,000
DLJDIRECT Inc....................................................................     228,000
Sands Brothers & Co., Ltd........................................................     228,000
                                                                                   ----------
    Total........................................................................   6,850,000
                                                                                   ----------
                                                                                   ----------

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., PaineWebber Incorporated and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price listed on the cover page of this prospectus and some of the shares to various dealers at the public offering price less a concession not in excess of $0.30 per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,027,500 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise their option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

    At our request, the underwriters will reserve up to approximately 685,000 shares of Class A common stock to be sold, at the initial public offering price, to directors, officers and employees of Mail.com, and their friends and family members, who will agree to hold their shares for at least 30 days after the date of this prospectus. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Mail.com, our officers and directors, and other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any Class A common stock, except for shares acquired in the public market following the offering by persons other than our officers and directors, of Mail.com or any securities convertible into or exchangeable for Class A common stock. Gerald Gorman has agreed that, if there is no exercise of the underwriters' over-allotment option, he will not sell, transfer or dispose of 7,000,000 shares of his Class B common stock or the shares of Class A common stock issuable upon conversion of these shares for a period of five years without the prior written consent of Salomon Smith Barney Inc. This restriction on Mr. Gorman will not apply in a sale of Mail.com, Inc. at a price per share of Class A common stock of not less than the initial public offering price plus 10% of the initial public offering price for each twelve month period after the consummation of the initial public offering. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for the Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Mail.com. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the Class A common stock will develop and continue after this offering.

    Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "MAIL".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by Mail.com in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock to cover over-allotments.

                                                                         PAID BY MAIL.COM
                                                                    --------------------------
                                                                                      FULL
                                                                    NO EXERCISE     EXERCISE
                                                                    ------------  ------------
Per share.........................................................  $       0.49   $     0.49
Total.............................................................  $  3,356,500   $3,859,975

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of Class A common stock made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    An electronic prospectus is being made available on Web sites maintained by Wit Capital Corporation and DLJDIRECT Inc. The representatives have agreed to allocate 456,000 shares, including shares to be purchased by DLJDIRECT Inc. for our member appreciation share purchase program, to these underwriters for sale to their brokerage account holders. Other than the prospectus in electronic format, any information on their Web sites relating to this offering is not part of this prospectus and has not been approved or endorsed by us or any underwriter and should not be relied upon by prospective investors.

    For purposes of this offering, we have established with DLJDIRECT Inc. the Mail.com member appreciation share purchase program. Under this program, members who have established an online account with DLJDIRECT Inc. will have an opportunity to purchase shares in this offering on a first-come, first-served basis, subject to an allocation of 100 shares per member and limited by the total number of shares made available to DLJDIRECT Inc. by the representatives. Even if our members submit timely indications of interest and comply with other procedures as may be required by DLJDIRECT Inc., we cannot guarantee that any of our members will receive an allocation of shares in this offering.

    Because persons associated with entities controlled by Donaldson, Lufkin & Jenrette, Inc. beneficially own more than 10% of the preferred stock outstanding prior to the closing of this offering, DLJDIRECT Inc., a subsidiary of Donaldson, Lufkin and Jenrette, Inc., may be deemed to have a "conflict of interest" with us under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. When a NASD member with a "conflict of interest" participates as an underwriter in a public offering, Rule 2720 states that the public offering price per share can be no higher than that recommended by a "qualified independent underwriter" meeting specified standards. In accordance with this rule, Salomon Smith Barney Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Salomon Smith Barney Inc. has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.

    Salomon Smith Barney Inc. and PaineWebber Incorporated have performed investment banking and advisory services for us from time to time for which they have received customary compensation and reimbursement of expenses. Among other services, they acted as our placement agents in connection with the private placement of Class E preferred stock in March 1999, and PaineWebber Incorporated acted as private placement agent in connection with the private placement of Class C preferred stock in July and August of 1998. In the private placement of our Class C preferred stock, we granted PaineWebber Incorporated a "right of first refusal" to serve as co-advisor, co-placement agent or co-managing underwriter with respect to securities offerings or specified financings that we may wish to undertake through August 31, 2000. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

    DLJDIRECT Inc. has entered into a marketing agreement with us to promote their online financial services. We have agreed to run their advertisements and engage in other forms of promotion and will be compensated for our efforts according to the number of online brokerage account applications that our members submit to DLJDIRECT Inc.

    Individuals who are associated with some of the underwriters in this offering purchased an aggregate of 103,626 shares of Class E preferred stock in March 1999. Other individuals and entities associated with one of the other underwriters in this offering acquired an aggregate of 174,500 shares of Class E preferred stock in connection with the purchase of Class E preferred stock in March 1999 by an affiliate of theirs. Under the NASD's rules, these shares could be deemed to be underwriting compensation received in connection with this offering. Accordingly, the holders of the 103,626 shares and the individuals and entities that acquired the 174,500 shares have agreed, for a period of one year, not to sell, transfer, assign, pledge or hypothecate the Class A common stock that they will receive upon conversion of the Class E preferred stock, including the additional shares resulting from the settlement of the Class E preferred stock issuance obligation, other than to any NASD member participating in the offering or an officer or partner of such an NASD member. All of these individuals and entities will have demand and piggyback registration rights with respect to the shares of Class A common stock they will own upon closing of this offering that is issuable upon conversion of the Class E preferred stock.

    We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of Class A common stock offered hereby will be passed upon for Mail.com by Winthrop, Stimson, Putnam & Roberts, New York, New York. David Ambrosia, who became our Executive Vice President and General Counsel on May 18, 1999, was a partner in Winthrop, Stimson, Putnam & Roberts through June 1999. Other legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The financial statements of Mail.com, Inc. as of December 31, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information provided in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Mail.com and the Class A common stock, reference is made to the registration statement and the related exhibits and schedules. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public from the SEC's Web site at http://www.sec.gov.

                                 MAIL.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2

Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (unaudited).............................         F-3

Statements of Operations for the years ended December 31, 1996, 1997 and 1998, and for the three months
  ended March 31, 1998 (unaudited) and March 31, 1999 (unaudited)..........................................         F-4

Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1996, 1997 and 1998, and for
  the three months ended March 31, 1999 (unaudited)........................................................         F-5

Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998, and for the three months
  ended March 31, 1998 (unaudited) and March 31, 1999 (unaudited)..........................................         F-7

Notes to Financial Statements..............................................................................         F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mail.com, Inc.:

    We have audited the accompanying balance sheets of Mail.com, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mail.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
March 19, 1999

                                 MAIL.COM, INC.

                                 BALANCE SHEETS

                                                                    DECEMBER 31,                        PRO FORMA
                                                               ----------------------   MARCH 31,   (SEE NOTE 1 (B))
                                                                  1997        1998        1999       MARCH 31, 1999
                                                               ----------  ----------  -----------  -----------------
                                                                                       (UNAUDITED)     (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents..................................  $  909,718  $8,414,352  2$0,136,543     $27,636,543
  Accounts receivable, net of allowance for doubtful accounts of $92,401 and $127,400 as of December 31, 1998 and as of
    March 31, 1999, respectively.............................          --     702,065   1,417,374        1,417,374
  Prepaid expenses and other current assets..................      36,676     222,577   1,031,820        1,031,820
  Receivable from sale leaseback.............................          --     631,003          --               --
                                                               ----------  ----------  -----------  -----------------
    Total current assets.....................................     946,394   9,969,997  22,585,737       30,085,737
                                                               ----------  ----------  -----------  -----------------
Property and equipment, net..................................     928,028   4,341,107   7,316,557        7,316,557
Domain assets, net...........................................     651,468   1,010,416   2,032,175        2,032,175
Partner advances.............................................          --   4,714,821   4,603,902       18,656,244
Investments in affiliated companies..........................     100,000     250,000     250,000          250,000
Other........................................................      19,964      58,147     323,212          323,212
                                                               ----------  ----------  -----------  -----------------
    Total assets.............................................  $2,645,854  $20,344,488 3$7,111,583     $58,663,925
                                                               ----------  ----------  -----------  -----------------
                                                               ----------  ----------  -----------  -----------------
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...........................................  $   66,725  $1,753,582   $2,658,001     $ 2,658,001
  Accrued expenses...........................................     320,930   1,181,613   2,529,108        2,529,108
  Accrued payroll and other related costs....................     140,047     486,981     517,911          517,911
  Current portion of capital lease obligations...............     240,513     479,461     714,050          714,050
  Current portion of domain asset purchase obligations.......      62,654     168,582     168,582          168,582
  Due to officer.............................................     200,000          --          --               --
  Deferred revenue...........................................     106,488     823,908   1,376,264        1,376,264
                                                               ----------  ----------  -----------  -----------------
    Total current liabilities................................   1,137,357   4,894,127   7,963,916        7,963,916
                                                               ----------  ----------  -----------  -----------------
Capital lease obligations, less current portion..............     568,728   1,437,731   2,506,645        2,506,645
Domain asset purchase obligation, less current portion.......     150,155     216,886     190,355          190,355
Deferred revenue.............................................     222,699   1,080,737   1,120,486        1,120,486
Redeemable convertible preferred stock, $0.01 par value;
  Class C-- 12,000,000 shares authorized; 3,776,558 shares
  issued and outstanding at December 31, 1998 and March 31,
  1999, with an aggregate liquidation preference of
  $13,047,650; no shares issued and outstanding pro forma
  (unaudited)................................................          --  13,047,650  13,047,650               --
Stockholders' equity (deficit):
Convertible preferred stock, $0.01 par value; 60,000,000
  shares authorized:
  Class A--12,000,000 shares authorized; 4,185,000, 6,185,000 and 6,185,000 shares issued and outstanding at December
    31, 1997 and 1998, and at March 31, 1999, respectively,
    with an aggregate liquidation preference of $2,932,580,
    $7,647,580 and $7,647,580 at December 31, 1997 and 1998,
    and at March 31, 1999, respectively; no shares issued and
    outstanding pro forma (unaudited)........................      41,850      61,850      61,850               --
  Class D--10,000,000 shares authorized; no shares issued and
    outstanding..............................................          --          --                           --
  Class E--10,000,000 shares authorized; 0, 0 and 3,200,000
    shares issued and outstanding at December 31, 1997 and
    1998, and at March 31, 1999, respectively, with an
    aggregate liquidation preference of $16,000,000 at March
    31, 1999; no shares issued and outstanding pro forma
    (unaudited)..............................................          --          --      32,000               --
Common stock, $0.01 par value; 130,000,000 shares authorized:
  Class A--120,000,000 shares authorized; 4,097,500,
    5,931,405 and 6,682,481 shares issued and outstanding at
    December 31, 1997 and 1998, and March 31, 1999,
    respectively; 25,002,324 issued and outstanding pro forma
    (unaudited)..............................................      40,975      59,314      66,825          250,052
  Class B--10,000,000 shares authorized, issued and
    outstanding at December 31, 1997 and 1998 and March 31,
    1999; with an aggregate liquidation preference of
    $1,000,000...............................................     100,000     100,000     100,000          100,000
Additional paid-in capital...................................   4,652,168  16,537,440  35,640,616       85,206,877
Subscriptions receivable.....................................    (727,613)       (500)   (210,950)        (210,950)
Deferred compensation........................................          --  (1,025,399)   (934,399)        (934,399)
Accumulated deficit..........................................  (3,540,465) (16,065,348) (22,473,411)    (37,529,057)
                                                               ----------  ----------  -----------  -----------------
    Total stockholders' equity (deficit).....................     566,915    (332,643) 12,282,531       46,882,523
                                                               ----------  ----------  -----------  -----------------
Commitments and contingencies
    Total liabilities and stockholders' equity (deficit).....  $2,645,854  $20,344,488 3$7,111,583     $58,663,925
                                                               ----------  ----------  -----------  -----------------
                                                               ----------  ----------  -----------  -----------------

                 See accompanying notes to financial statements

                                 MAIL.COM, INC.

                            STATEMENTS OF OPERATIONS

                                                                    THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                            -----------------------------------  -------------------------
                               1996        1997        1998         1998          1999
                            ----------  ----------  -----------  -----------  ------------
                                                                 (UNAUDITED)  (UNAUDITED)
Revenues..................  $   19,015  $  173,234  $ 1,494,762  $    80,413  $  1,185,939
                            ----------  ----------  -----------  -----------  ------------
Operating expenses:
  Cost of revenues........     187,890   1,081,848    2,890,582      351,665     1,477,690
  Sales and marketing.....      65,096     930,420    6,679,478      272,650     3,590,636
  General and
    administrative........     221,932     862,028    3,482,097      275,206     1,364,898
  Product development.....      93,698     296,140    1,573,465      218,292     1,176,959
                            ----------  ----------  -----------  -----------  ------------
    Total operating
      expenses............     568,616   3,170,436   14,625,622    1,117,813     7,610,183
                            ----------  ----------  -----------  -----------  ------------
    Loss from
      operations..........    (549,601) (2,997,202) (13,130,860)  (1,037,400)   (6,424,244)
                            ----------  ----------  -----------  -----------  ------------
Other income (expense):
  Gain on sale of
    investment............          --          --      438,000           --            --
  Interest income.........       6,869      36,264      277,164        6,905       114,904
  Interest expense........      (1,980)    (34,815)    (109,187)     (13,368)      (98,723)
                            ----------  ----------  -----------  -----------  ------------
    Total other income
      (expense), net......       4,889       1,449      605,977       (6,463)       16,181
                            ----------  ----------  -----------  -----------  ------------
Net loss..................  $ (544,712) $(2,995,753) $(12,524,883) $(1,043,863) $ (6,408,063)
                            ----------  ----------  -----------  -----------  ------------
                            ----------  ----------  -----------  -----------  ------------
Basic and diluted net loss
  per share...............  $    (0.04) $    (0.21) $     (0.86) $     (0.07) $      (0.39)
                            ----------  ----------  -----------  -----------  ------------
                            ----------  ----------  -----------  -----------  ------------
Weighted-average basic and
  diluted shares
  outstanding.............  13,725,278  14,097,500   14,607,915   14,100,244    16,468,221
                            ----------  ----------  -----------  -----------  ------------
                            ----------  ----------  -----------  -----------  ------------

                 See accompanying notes to financial statements

                                 MAIL.COM, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                         CLASS A PREFERRED         CLASS A COMMON         CLASS B COMMON
                                               STOCK                   STOCK                  STOCK          ADDITIONAL
                                       ----------------------  ----------------------  --------------------   PAID-IN
                                        SHARES      AMOUNT      SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at December 31, 1995.........         --   $      --          --   $                  --  $          $       --
Issuance of Class A common stock to
  founders...........................         --          --   2,422,500      24,225          --         --     (12,112)
Issuance of Class B common stock to
  founder............................         --          --          --          --   10,000,000   100,000     900,000
Issuance of Class A preferred stock
  to founders........................    100,000       1,000          --          --          --         --        (500)
Domain assets purchased in exchange
  for Class A preferred stock........    225,000       2,250          --          --          --         --      20,330
Domain assets purchased in exchange
  for Class A common stock...........         --          --   1,675,000      16,750                     --     160,670
Issuance of Class A preferred stock
  for cash...........................    400,000       4,000          --          --          --         --     161,000
Net loss.............................         --          --          --          --          --         --          --
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at December 31, 1996.........    725,000       7,250   4,097,500      40,975   10,000,000   100,000   1,229,388
Payment of founder's Class B common
  stock subscription receivable......         --          --          --          --          --         --          --
Issuance of Class A preferred stock
  in exchange for asset..............    100,000       1,000          --          --          --         --      99,000
Issuance of Class A preferred stock,
  net of $54,640 issuance costs......  3,290,000      32,900          --          --          --         --   3,202,480
Issuance of Class A preferred stock
  in exchange for services...........     70,000         700          --          --          --         --      69,300
Issuance of options and warrants in
  connection with partner and
  consultant agreements..............         --          --          --          --          --         --      52,000
Net loss.............................         --          --          --          --          --         --          --
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at December 31, 1997.........  4,185,000      41,850   4,097,500      40,975   10,000,000   100,000   4,652,168
Issuance of Class A common stock to
  vendor.............................         --          --       2,745          27          --         --       5,461
Issuance of Class A common stock in
  connection with partner
  agreements.........................         --          --   1,831,160      18,312          --         --   7,213,105
Proceeds from stock subscriptions
  receivable.........................         --          --          --          --          --         --          --
Issuance of Class A preferred stock
  as a result of options exercised,
  net of $226,696 issuance costs.....  2,000,000      20,000          --          --          --         --   3,753,304
Issuance of warrants for Class A
  common stock.......................         --          --          --          --          --         --     129,675
Issuance of warants in connection
  with Class C redeemable convertible
  preferred stock....................         --          --          --          --          --         --     169,943
Offering costs in connection with
  Class C redeemable convertible
  preferred stock....................         --          --          --          --          --         --    (853,575)
Issuance of stock options to
  officer............................         --          --          --          --          --         --   1,096,399
Amortization of deferred compensation         --          --          --          --          --         --          --
Issuance of stock options to
  partner............................         --          --          --          --          --         --     370,960
Net loss.............................         --          --          --          --          --         --          --
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at December 31, 1998.........  6,185,000   $  61,850   5,931,405   $  59,314   10,000,000 $ 100,000  $16,537,440
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------
                                       ---------  -----------  ---------  -----------  ---------  ---------  ----------

                                                                                      TOTAL
                                                                                  STOCKHOLDERS'
                                       SUBSCRIPTIONS   DEFERRED     ACCUMULATED      EQUITY
                                        RECEIVABLE   COMPENSATION     DEFICIT       (DEFICIT)
                                       ------------  -------------  ------------  -------------
Balance at December 31, 1995.........   $       --             --    $       --    $        --
Issuance of Class A common stock to
  founders...........................      (12,113)            --            --             --
Issuance of Class B common stock to
  founder............................     (450,000)            --            --        550,000
Issuance of Class A preferred stock
  to founders........................         (500)            --            --             --
Domain assets purchased in exchange
  for Class A preferred stock........           --             --            --         22,580
Domain assets purchased in exchange
  for Class A common stock...........                          --                      177,420
Issuance of Class A preferred stock
  for cash...........................           --             --            --        165,000
Net loss.............................           --             --      (544,712)      (544,712)
                                       ------------  -------------  ------------  -------------
Balance at December 31, 1996.........     (462,613)            --      (544,712)       370,288
Payment of founder's Class B common
  stock subscription receivable......      450,000             --            --        450,000
Issuance of Class A preferred stock
  in exchange for asset..............           --             --            --        100,000
Issuance of Class A preferred stock,
  net of $54,640 issuance costs......     (715,000)            --            --      2,520,380
Issuance of Class A preferred stock
  in exchange for services...........           --             --            --         70,000
Issuance of options and warrants in
  connection with partner and
  consultant agreements..............           --             --            --         52,000
Net loss.............................           --             --    (2,995,753)    (2,995,753)
                                       ------------  -------------  ------------  -------------
Balance at December 31, 1997.........     (727,613)            --    (3,540,465)       566,915
Issuance of Class A common stock to
  vendor.............................           --             --            --          5,488
Issuance of Class A common stock in
  connection with partner
  agreements.........................           --             --            --      7,231,417
Proceeds from stock subscriptions
  receivable.........................      727,113             --            --        727,113
Issuance of Class A preferred stock
  as a result of options exercised,
  net of $226,696 issuance costs.....           --             --            --      3,773,304
Issuance of warrants for Class A
  common stock.......................           --             --            --        129,675
Issuance of warants in connection
  with Class C redeemable convertible
  preferred stock....................           --             --            --        169,943
Offering costs in connection with
  Class C redeemable convertible
  preferred stock....................           --             --            --       (853,575)
Issuance of stock options to
  officer............................           --     (1,096,399)           --             --
Amortization of deferred compensation           --         71,000            --         71,000
Issuance of stock options to
  partner............................           --             --            --        370,960
Net loss.............................           --             --   (12,524,883)   (12,524,883)
                                       ------------  -------------  ------------  -------------
Balance at December 31, 1998.........   $     (500)   $(1,025,399)  ($16,065,348)  $  (332,643)
                                       ------------  -------------  ------------  -------------
                                       ------------  -------------  ------------  -------------

                 See accompanying notes to financial statements

                                 MAIL.COM, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                          CLASS A PREFERRED       CLASS E PREFERRED      CLASS A COMMON STOCK   CLASS B COMMON STOCK
                                STOCK                   STOCK                                                         ADDITIONAL
                        ----------------------  ----------------------  ----------------------  --------------------   PAID-IN
                         SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL
                        ---------  -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at December
  31, 1998............  6,185,000   $  61,850          --   $      --   5,931,405   $  59,314   10,000,000 $ 100,000  $16,537,440
Issuance of Class E
  preferred stock net
  of issuance costs of
  $834,605
  (unaudited).........         --          --   3,200,000      32,000          --          --          --         --  15,133,395
Purchase of domain
  name (unaudited)....         --          --          --          --     225,000       2,250          --         --   1,122,750
Issuance of Class A
  common stock in
  connection with
  partner agreements
  (unaudited).........         --          --          --          --     471,076       4,711          --         --   2,350,669
Issuance of stock
  options to
  consultant in lieu
  of services
  (unaudited).........         --          --          --          --          --          --          --         --       8,992
Issuance of Class A
  common stock to
  vendor
  (unaudited).........         --          --          --          --      55,000         550          --         --     274,450
Issuance of warrants
  to vendor
  (unaudited).........         --          --          --          --          --          --          --         --       1,970
Amortization of
  deferred
  compensation........         --          --          --          --          --          --          --         --          --
Proceeds from stock
  subscription
  receivable
  (unaudited).........         --          --          --          --          --          --          --         --          --
Issuance of employee
  stock options.......         --          --          --          --          --          --          --         --     210,950
Net loss for three
  months ended March
  31, 1999
  (unaudited).........         --          --          --          --          --          --          --         --          --
                        ---------  -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------
Balance at March 31,
  1999 (unaudited)....  6,185,000   $  61,850   3,200,000   $  32,000   6,682,481   $  66,825   10,000,000 $ 100,000  $35,640,616
                        ---------  -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------
                        ---------  -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------


                                                                      TOTAL
                                                                   STOCKHOLDERS'
                        SUBSCRIPTIONS   DEFERRED     ACCUMULATED      EQUITY
                         RECEIVABLE   COMPENSATION     DEFICIT      (DEFICIT)
                        ------------  -------------  ------------  ------------
Balance at December
  31, 1998............   $     (500)   $(1,025,399)  ($16,065,348)  $ (332,643)
Issuance of Class E
  preferred stock net
  of issuance costs of
  $834,605
  (unaudited).........           --             --            --    15,165,395
Purchase of domain
  name (unaudited)....           --             --            --     1,125,000
Issuance of Class A
  common stock in
  connection with
  partner agreements
  (unaudited).........           --             --            --     2,355,380
Issuance of stock
  options to
  consultant in lieu
  of services
  (unaudited).........           --             --            --         8,992
Issuance of Class A
  common stock to
  vendor
  (unaudited).........                                        --       275,000
Issuance of warrants
  to vendor
  (unaudited).........           --             --            --         1,970
Amortization of
  deferred
  compensation........           --         91,000            --        91,000
Proceeds from stock
  subscription
  receivable
  (unaudited).........          500             --            --           500
Issuance of employee
  stock options.......     (210,950)            --            --            --
Net loss for three
  months ended March
  31, 1999
  (unaudited).........           --             --    (6,408,063)   (6,408,063)
                        ------------  -------------  ------------  ------------
Balance at March 31,
  1999 (unaudited)....   $ (210,950)   $  (934,399)  ($22,473,411)  $12,282,531
                        ------------  -------------  ------------  ------------
                        ------------  -------------  ------------  ------------

                 See accompanying notes to financial statements

                                 MAIL.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                           THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                                              ------------------------------------  --------------------------
                                                                1996        1997          1998          1998          1999
                                                              ---------  -----------  ------------  ------------  ------------
                                                                                                    (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(544,712) $(2,995,753) $(12,524,883) $ (1,043,863) $ (6,408,063)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Non-cash charges related to partner agreements..........         --           --     3,017,083       128,858     2,742,300
    Non-cash compensation...................................         --      122,000       520,579            --        10,962
    Depreciation and amortization...........................     15,826      162,449       897,340       192,340       538,130
    Amortization of domain assets...........................     25,351      126,340       206,426        44,459       103,240
    Amortization of deferred compensation...................         --           --        71,000            --        91,000
    Write-off of property and equipment.....................         --       84,000            --            --            --
    Provision for doubtful accounts.........................         --           --        92,401            --        38,089
  Changes in operating assets and liabilities:
      Accounts receivable...................................         --           --      (794,466)           --      (753,398)
      Prepaid expenses and other current assets.............    (34,309)     (10,887)     (185,901)       34,228      (476,095)
      Partner advances......................................         --           --      (500,000)           --            --
      Other assets..........................................      1,378       (8,727)      (35,987)      (52,032)     (598,212)
      Accounts payable......................................         --       66,725     1,686,857        65,327       904,419
      Accrued expenses......................................     62,316      258,614       860,683      (118,053)    1,347,495
      Accrued payroll and other related costs...............     28,436      111,611       346,934       (98,902)       30,930
      Deferred revenue......................................      6,289      322,898     1,575,458       171,491       592,104
                                                              ---------  -----------  ------------  ------------  ------------
        Net cash used in operating activities...............   (439,425)  (1,760,730)   (4,766,476)     (676,147)   (1,837,099)
                                                              ---------  -----------  ------------  ------------  ------------
  Cash flows from investing activities:
    Purchases of domain assets..............................    (60,133)    (334,312)     (384,791)      (92,697)           --
    Loan-related party......................................    (50,788)          --            --            --            --
    Repayment of loan-related party.........................     20,000       30,788            --            --            --
    Proceeds from sale leaseback............................     37,534      709,874       642,847       146,345     2,145,383
    Purchases of property and equipment.....................    (81,237)    (895,689)   (4,187,607)     (178,420)   (3,513,580)
                                                              ---------  -----------  ------------  ------------  ------------
        Net cash used in investing activities...............   (134,624)    (489,339)   (3,929,551)     (124,772)   (1,368,197)
                                                              ---------  -----------  ------------  ------------  ------------
  Cash flows from financing activities:
    Net proceeds from issuance of Class A, C and E preferred
      stock.................................................    165,000    2,520,380    16,682,379       585,634    15,164,895
    Net proceeds from issuance of Class A and B common
      stock.................................................    550,000      450,000        12,113            --            --
    Payments under capital lease obligations................    (12,674)    (138,870)     (283,711)     (138,757)     (210,877)
    Due to officer..........................................         --      200,000      (200,000)           --            --
    Payments under domain asset purchase obligations........         --           --       (10,120)      (10,120)      (26,531)
                                                              ---------  -----------  ------------  ------------  ------------
        Net cash provided by financing activities...........    702,326    3,031,510    16,200,661       436,757    14,927,487
                                                              ---------  -----------  ------------  ------------  ------------
        Net increase (decrease) in cash and cash
          equivalents.......................................    128,277      781,441     7,504,634      (364,162)   11,722,191
    Cash and cash equivalents at beginning of the period....         --      128,277       909,718       909,718     8,414,352
                                                              ---------  -----------  ------------  ------------  ------------
    Cash and cash equivalents at the end of the period......  $ 128,277  $   909,718  $  8,414,352  $    545,556  $ 20,136,543
                                                              ---------  -----------  ------------  ------------  ------------
                                                              ---------  -----------  ------------  ------------  ------------
Supplemental disclosure of non-cash information:
    During the years ended December 31, 1996, 1997 and 1998, and during the three month periods ended March 31, 1998 and 1999, the Company paid approximately $2,000, $35,000, $85,000, $13,000 and $45,000 respectively, for interest.
    Non-cash investing activities:
        During the year ended December 31, 1996, the Company purchased domain assets in exchange for the issuance of Class A preferred and common stock. The transaction resulted in a non-cash investing activity of $200,000.
        During the year ended December 31, 1996, the Company issued 100,000 shares of Class A preferred stock in exchange for stock. The transaction resulted in a non-cash investing activity of $100,000.
        During the year ending December 31, 1998, and the three month periods ending March 31, 1998 and 1999, the Company issued 1,831,160, 0 and 471,076, respectively, shares of its common stock in connection with some of its Mail.com partner agreements. These transactions resulted in a non-cash investing activity of approximately $7,196,000, 0 and
        2,355,000 for the year ending December 31, 1998 and the three month periods March 31, 1998 and 1999, respectively.
    Non-cash financing activities:
        The Company entered into various capital leases for computer equipment. These capital lease obligations resulted in non-cash financing activities aggregating $211,200, $749,585, $1,391,662, $146,345 and $1,514,380 for the years ended
        December 31, 1996, 1997, and 1998, and for the three month periods ended March 31, 1998 and 1999, respectively.
        The Company is obligated under various agreements to purchase domain assets. These obligations resulted in non-cash financing activities aggregating $226,585, $169,003, $0 and $0 for the years ended December 31, 1997 and 1998, and for the three month periods ended March 31, 1998 and 1999, respectively.

                 See accompanying notes to financial statements

                                 MAIL.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (A)  SUMMARY OF OPERATIONS

    Mail.com, Inc. (the "Company" or "Mail.com"), formerly known as iName, Inc., is a provider of free and pay email services and functions to Web users. The Company provides Web users with its email messaging services primarily through its own Web sites and its network of third-party Web site partners ("Mail.com Partners"). The Company generates revenues primarily from advertising related sales, including direct marketing and e-commerce promotions and from premium services offered on a subscription basis. The Company has assembled a portfolio of approximately 1,200 domain names.

    In addition to providing email services, Mail.com provides domain name trading services through its Best Domains Web site. Best Domains is a trading site for domain names on the Internet.

    The Company was incorporated in the State of Delaware on August 1, 1994 (inception), however, the business commenced operations in 1996 and launched its first commercial email service in November 1996. The Company's financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect immaterial transactions. Accordingly, the Company's results of operations for the period from August 1, 1994 through December 31, 1995 have been combined with the Company's results of operations for the year ended December 31, 1996 to facilitate presentation due to the limited activity during the earlier period. During 1994 and 1995, the Company only incurred expenses which resulted in a reported net loss of approximately $6,000 and $3,000, respectively.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the limited history of Web-based email and email advertising. The Company's future success will be dependent upon its ability to create and deliver effective and competitive email services, the acceptance of the Internet and Web-based email as a medium for advertising, and the Company's ability to develop and provide new services that meet members' changing requirements, including the effective use of leading technologies, to continue to enhance its current services, and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

    (B)  INITIAL PUBLIC OFFERING AND PRO FORMA BALANCE SHEET--UNAUDITED

    In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of its Class A common stock in connection with a proposed initial public offering ("IPO").

    The accompanying pro forma balance sheet as of March 31, 1999 gives effect to (i) the issuance, at the closing of the offering, of an aggregate of 1.5 million shares of Class A common stock to CNET and NBC Multimedia, at a purchase price equal to the lower of $5.00 per warrant or the price per share in an initial public offering, for proceeds of $7.5 million; (ii) the automatic conversion on a one-for-one basis of all outstanding shares of convertible preferred stock into 13,161,558 shares of Class A common stock upon the closing of this offering; (iii) the issuance upon the closing of this offering of 2,368,907 shares of Class A common stock in the aggregate to CNET and Snap, and 210,000 shares of Class A common stock to NBC Multimedia, both at the IPO price of $7.00 per share, in full settlement of the contingent obligations to issue additional shares of Class A common stock to them; and (iv) the

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) return of 1,000,000 shares of Class A common stock originally issued at $3.50 per share from GeoCities and the write-off of a $500,000 non-refundable fee paid to GeoCities both of which were done in connection with cancelling and rescinding the old contract and entering into a new advertising agreement; and
(v) the issuance of 2,079,378 shares of Class A common stock at the closing of the offering, in full settlement of the Company's contingent obligations to issue additional equity securities to its preferred stockholders. Such issuances of Class A common shares at the closing of this offering will be recorded as a non-cash dividend to the Company's preferred stockholders. For purposes of the pro forma balance sheet, the amount of the dividend is based on the IPO price of $7.00 per common share.

    (C)  UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim financial statements of the Company as of March 31, 1999, and for the three months ended March 31, 1998 and 1999, are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC relating to interim financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of its operations and its cash flows have been included in such unaudited financial statements. The results of operations for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

    (D)  USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (E)  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 and March 31, 1999 were approximately $773,000, $7,727,000 and $19,952,219, respectively.

    (F)  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (G)  DOMAIN ASSETS AND REGISTRATION FEES

    A domain name is the part of an email address that comes after the @ sign (for example, if membername@mail.com is the email address then "mail.com" is the domain name). Domain assets represent the purchase of domain names and are amortized using the straight-line method over their economic useful lives, which has been estimated to be five years. Domain assets are stated at cost. Domain assets acquired in exchange for future payment obligations are stated at the net present value of such payments using a discount rate of 8.5%. The associated payment obligation is also recorded at the net present value of the payment obligations (see note 2). Payment terms vary from two to seven years. Amortization of domain assets is charged to cost of revenues. The Company's policy is to evaluate its domain assets prior to paying its annual registration renewal fees. Any impairment is charged to cost of revenues. Retirements, sales and disposals of domain assets are recorded by removing the cost and accumulated amortization with the resulting amount charged to cost of revenues.

    The Company pays domain name registration fees in advance to InterNIC, a cooperative activity between the US government and Network Solutions, Inc., which is the national registry for domain names in the US. Payment of these fees ensures legal ownership and registration of domain names. The initial registration period is for a two year period with subsequent one year renewal periods. These costs are deferred and amortized over the related registration period.

    (H)  IMPAIRMENT OF LONG-LIVED ASSETS

    Periodically, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." During 1997, the Company made an adjustment of $84,000 to reduce the carrying value of a computer system deemed to be impaired.

    (I)  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

    (J)  REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of banner advertisements. Other advertising revenue sources include up-front placement fees and promotions. The Company's advertising products currently consist of banner advertisements that appear on pages within the Company's properties, promotional sponsorships that are typically focused on a particular event and merchant buttons on targeted advertising inventory encouraging users to complete a transaction.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Advertising was a new source of revenue in 1998. Previously, the main source of revenue was subscription services. For the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999, revenue from advertising related sales approximated $1,117,000, $10,000 and $1,007,000, respectively. Up-front placement fees represent funds received from direct marketers and e-commerce companies upon commencement of the contract. Such fees are recorded as deferred revenues and amortized ratably to revenue over the term of the contract.

    The Company attempts to sell all available advertising space through a combination of advertisements that are sold on either a cost per thousand ("CPM") basis whereby the advertiser pays an agreed upon amount for each thousand advertisements or on a cost per action basis whereby revenue is generated only if the member responds to the advertisement with an action such as by "clicking" on the advertisement or purchasing the product advertised. In a CPM based advertising contract, revenue is recognized ratably as advertisements or impressions are delivered. In a cost per action contract, revenue is recognized as members "click" or otherwise respond to the advertisement. In instances where revenue is the result of a purchase by a member, revenue is recognized after the item is purchased based upon notification from the vendor.

    The Company trades advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's Web properties. Barter expense is recognized when the Company's advertisements are run on other companies' Web sites. If the advertising impressions are received from the customer prior to the Company delivering the advertising impressions a liability is recorded, and if the Company delivers the advertising impressions to the other companies' Web sites prior to receiving the advertising impressions a prepaid expense is recorded. As of December 31, 1998 and March 31, 1999, the Company has recorded a liability of approximately $71,000 and $51,000, respectively, for barter advertising to be delivered. Barter revenues and expenses were approximately $162,000 and $233,000, respectively, during 1998. Barter revenues and expenses were approximately $0 and $0; and $143,000 and $124,000 for the three months ended March 31, 1998 and 1999, respectively.

    Subscription services are deferred and recognized ratably over the term of the subscription periods of one, two and five years as well as eight years for its lifetime subscriptions. The eight year amortization period for lifetime subscriptions is based on the weighted-average expected usage period of a lifetime member. Commencing March 10, 1999, the Company no longer offers lifetime memberships and only offers monthly and annual subscriptions. The Company offers 30-day trial periods for certain subscription services. The Company only recognizes revenue after the 30-day trial period. Deferred revenues principally consist of subscription fees received from members for use of the Company's premium email services. The Company is obligated to provide any enhancements or upgrades it develops and other support in accordance with the terms of the applicable Mail.com Partner agreements. For the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1998 and 1999, revenues from email subscriptions were approximately $2,000, $61,000, $285,000, $41,000 and $128,000, respectively. The Company provides an allowance for credit card chargebacks and refunds on its subscription services based upon historical experience. The Company

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) provides pro rated refunds and chargebacks to subscription members who elect to discontinue their service. The actual amount of refunds and chargebacks approximated management's expectations for all periods presented.

    The Company has entered into certain partner agreements whereby the Company compensates its partners based upon a percentage of net revenues generated by the Company on its partners' email Web sites. The Company's partner payments are included as a component of sales and marketing expenses.

    Revenues from the sale of domain names are recognized at the time when the ownership of the domain name is transferred provided that no significant Company obligation remains and collection of the resulting receivable is probable. Revenues from email outsourcing are recognized as the service is performed based upon the monthly fees charged to its customers. For the years ended December 31, 1996, 1997, and 1998, and for the three month periods ended March 31, 1998 and 1999, revenues from the sale of domain names and email outsourcing fees were approximately $17,000, $112,000, $93,000, $29,000 and $51,000, respectively.

    (K)  PRODUCT DEVELOPMENT COSTS

    Product development costs consist principally of salaries and related costs, which are charged to expense as incurred.

    (L)  SALES AND MARKETING COSTS

    Marketing expense includes the costs to acquire and retain subscribers, advertising and other general sales and marketing costs. Sales and marketing costs include expenses related to customer acquisitions of approximately $631,000 and $1,709,000 in cash and approximately $0 and $3,017,000 in common stock issuances during 1997 and 1998, respectively, and approximately $123,000 and $407,000 in cash and approximately $0 and $2,247,000 in common stock for the three month periods ended March 31, 1998 and 1999, respectively.

    The Company expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing and totaled approximately $2,000, $8,000, and $300,000 and $7,473 and $188,824 for the years ending December 31, 1996, 1997, and 1998 and for the three month periods ended March 31, 1998 and 1999, respectively.

    (M)  FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At December 31, 1997 and 1998, the fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. Substantially all of the Company's cash equivalents were invested in money market accounts. The Company has not experienced any significant credit loss to date. One advertiser accounted for 31% and 32% of the Company's revenues and 36% and 22% of accounts receivable in 1998 and for the three months ended March 31, 1999, respectively. Revenues from the Company's five largest advertisers accounted for an aggregate of 44% of the Company's

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) revenues in 1998, and 100% and 51% of the Company's revenues for the three months ended March 31, 1998 and 1999, respectively. No single customer exceeded 10% of either revenue or accounts receivable in either 1997 or 1996.

    (N)  STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    (O)  BASIC AND DILUTED NET LOSS PER SHARE

    Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS No. 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per share is equal to basic loss per share since all common stock equivalents are anti-dilutive for each of the periods presented.

    Diluted net loss per common share for the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1998 and 1999, does not include the effects of employee options to purchase 2,195,770, 3,901,321, 6,656,297, 5,016,452 and 7,547,967 shares of common stock, respectively, 0, 20,000, 3,021,134, 20,000 and 3,031,317 common stock warrants, respectively, 4,185,000, 6,185,000, 13,161,558, 6,185,000 and 13,161,558 shares of convertible preferred stock on an "as if" converted basis, respectively, and 0, 0, 2,085,120, 0 and 2,079,378 shares of Class A, C and E convertible preferred stock issued upon the revised provisions of such agreements as the effect of their inclusion is anti-dilutive during each period.

    (P)  STOCK SPLIT

    Effective September 30, 1998, the Company authorized and implemented a 2-for-1 stock split of all preferred and common stock. Accordingly, all share and per share amounts in the accompanying financial statements have been retroactively restated to effect the stock split.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (Q) RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1")." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company adopted SOP 98-1 in the first quarter of 1999, the effect of which was insignificant.

    The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive loss and its net loss as reported.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to effect the Company, as the Company currently does not have any derivative instruments or hedging activities.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  BALANCE SHEET COMPONENTS

    Property and equipment, including equipment under capital leases, are stated at cost and are summarized as follows:

                                                             DECEMBER 31,          MARCH 31,
                                                      --------------------------  ------------
                                                          1997          1998          1999
                                                      ------------  ------------  ------------

                                                                                  (UNAUDITED)
Computer equipment and software, including amounts
  related to capital leases of $960,785, $2,352,447
  and $3,866,828, respectively......................  $  1,091,579  $  5,174,889  $  8,675,623
Furniture and fixtures..............................        14,724        38,769        45,283
Leasehold improvement...............................            --        24,050        30,392
                                                      ------------  ------------  ------------
                                                         1,106,303     5,237,708     8,751,298
Less accumulated depreciation and amortization,
  including amounts related to capital leases of
  $159,517, $484,841 and $697,677, respectively.....       178,275       896,601     1,434,741
                                                      ------------  ------------  ------------
    Total...........................................  $    928,028  $  4,341,107  $  7,316,557
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    Domain assets consist of the following:

                                                              DECEMBER 31,         MARCH 31,
                                                        ------------------------  ------------
                                                           1997         1998          1999
                                                        ----------  ------------  ------------

                                                                                  (UNAUDITED)
Domain names..........................................  $  755,565  $  1,314,908  $  2,439,908
Less accumulated amortization.........................     104,097       304,492       407,733
                                                        ----------  ------------  ------------
    Domain assets, net................................  $  651,468  $  1,010,416  $  2,032,175
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  BALANCE SHEET COMPONENTS (CONTINUED)

    In connection with acquisition of domain assets, the Company has entered into various domain asset purchase agreements. Principal payments in connection with domain asset purchase obligations are due as follows: approximately $169,000 in 1999, $116,000 in 2000, $17,000 in 2001, $21,000 in 2002, $16,000 in
2003, $21,000 in 2004 and $25,000 in 2005. In January 1999, the Company
purchased the domain name "USA.com" from Lansoft for 225,000 shares of Class A common stock valued at $5.00 per share totalling $1,125,000. In April 1999, the Company issued 130,000 common shares valued at $11.00 per share plus $880,000 in connection with its acquisition of domain name assets, for approximately $2.3 million in the aggregate.

    Accrued expenses consist of the following:

                                                              DECEMBER 31,         MARCH 31,
                                                        ------------------------  ------------
                                                           1997         1998          1999
                                                        ----------  ------------  ------------

                                                                                  (UNAUDITED)
Partner payments due..................................  $   27,979  $    721,587  $    397,627
Professional services and consulting fees.............     138,066       128,118     1,647,076
Sales commissions.....................................          --        20,500        23,417
Travel and entertainment..............................      30,000        77,825        48,728
Other.................................................     124,885       233,583       412,260
                                                        ----------  ------------  ------------
    Total.............................................  $  320,930  $  1,181,613  $  2,529,108
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

(3)  PARTNER AGREEMENTS

    Throughout 1998, the Company entered into many new Mail.com Partner agreements. Included in these agreements are some percentage of revenue sharing agreements, miscellaneous fees and other customer acquisition costs with Mail.com Partners. The revenue sharing agreements vary for each party but typically are based on selected revenues, as defined, or on a per sign-up basis. As of December 31, 1998 and March 31, 1999, the Company owes approximately $722,000 and $398,000, respectively to various Mail.com Partners under such agreements. Such amounts are included in accrued expenses in the balance sheet.

    The Company has issued stock to some of its Mail.com Partners and capitalizes such issuances when the measurement date for such stock grants is fixed and there is a sufficient disincentive to breach the contract in accordance with Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Such amounts are amortized ratably over the length of the contract commencing on the site launch date.

    In August 1998, the Company entered into a two year agreement with CNN. In consideration of the advertising, subscription and customer acquisition opportunities, CNN received 253,532 shares of Class A common stock upon the commencement of the contract at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $887,362. CNN also has the right to receive a portion of the Company's selected revenues under the agreement, as defined. The value of the stock issuance has been recorded in the 1998 balance sheet as partner advances and is amortized ratably to

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  PARTNER AGREEMENTS (CONTINUED)
amortization expense over the contract term. The launch of the services coincided with the contract date. The Company recorded approximately $173,000 and $111,000 of amortization expense in 1998 and for the three months ended March 31, 1999, respectively, for this agreement. The Company shall also pay quarterly sponsorship fees up to a maximum of $2 million during the term of the contract of which $240,000 has been paid through March 31, 1999.

    In September 1998, the Company entered into a minimum two year agreement with GeoCities with an automatic one year renewal at the Company's option if GeoCities has not delivered a specified number of sign-ups and two additional one year renewals subject to approval by both parties. In consideration of the advertising, subscription and customer acquisition opportunities, GeoCities received 1,000,000 shares of Class A common stock upon the commencement of the contract valued at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $3,500,000. The Company was also required to pay GeoCities $1.5 million in three installments, the first of which was paid in December 1998. GeoCities also had the right to receive a portion of the Company's selected revenues under the agreement, as defined. The value of the stock issuance and cash payments have been recorded in the 1998 balance sheet as partner advances and would have been amortized ratably to amortization expense over the contract term commencing upon the launch of the services. Yahoo! recently announced its agreement to acquire GeoCities. The acquisition is expected to close by May 1999.

    In May 1999, the Company and GeoCities cancelled and rescinded their agreement and agreed to abandon their joint efforts. As a result of the cancellation and rescission of the agreement, GeoCities will retain the $500,000 non-refundable fee that the Company paid under the contract, but will return to the Company the 1,000,000 shares of Class A common stock issued to them. Accordingly, the Company will reverse the issuance of 1,000,000 shares and will record the $500,000 write-off in the second quarter of 1999. Accordingly, such events were given pro forma effect as of March 31, 1999 (see note 1(b)). In addition, the Company has agreed to deliver advertisements over its network on behalf of GeoCities and GeoCities has agreed to pay $125,000 per month for sixteen months, representing $2,000,000 in the aggregate.

    The Company issued an additional 577,628 (Alta Vista -- 29,528 shares at $3.50 per share, 23,197 at $5.00 per share, totaling $220,000, CNET/Snap -- 494,903 at $5.00 per share, totaling $2,474,000 and RemarQ -- 30,000 shares at $5.00 per share, totaling $150,000) and 471,076 (Alta Vista -- 44,886 shares at $5.00 per share, totaling $224,000 and CNET/Snap -- 426,190 shares at $5.00 per share, totaling $2,023,000) shares of its common stock at varying prices in 1998 and for the three months ended March 31, 1999, respectively, in connection with certain strategic partnership agreements. When stock issuances are either contingent upon the achievement of certain targets or the measurement date is not fixed, the Company expenses the issuance of such stock at the time such stock is issued or the targets are achieved at the then fair market value of the Company's stock. Such amounts aggregated approximately $2,844,000 and $2,247,000 for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively, and are included in sales and marketing expenses in the statement of operations.

    The Company's partnership agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor which provides personal homepage and Webmail services. Compaq,

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  PARTNER AGREEMENTS (CONTINUED)
which owns the AltaVista Web site, recently entered into a strategic relationship with Microsoft. As part of that relationship, AltaVista agreed to offer Microsoft's Hotmail Webmail service starting in July 1999, after the Company's contract with AltaVista expires. While the Company will continue to own the right to serve the majority of the affected members after the expiration of these contracts, it cannot be sure that these members will continue to use its service as actively as the members have in the past, if at all.

    Prior to May 1, 1999, the Company was required to issue to CNET, Snap and NBC Multimedia an aggregate of 1.25 shares of its Class A common stock for each member who registers at their sites through December 31, 1999, up to a maximum of two million members. The Company was also required to issue 0.5 shares of its Class A common stock for each subsequent registration until December 31, 2000, subject to a maximum of four million members (including members who registered prior to December 31, 1999). The Company had guaranteed NBC Multimedia a minimum of 210,000 shares of Class A common stock if they launch the Company's services.

    On May 1, 1999, the Company entered into an agreement to settle in full its contingent obligation to issue shares of Class A common stock to CNET, Snap and NBC Multimedia as described above. Under this settlement, the Company will issue upon the closing of the offering 2,368,907 shares of Class A common stock in the aggregate to CNET and Snap and 210,000 shares of Class A common stock to NBC Multimedia. The Company will capitalize the issuance of those shares and ratably amortize the amount over the period from the date of the offering through May 2001. For purposes of the pro forma data, we have calculated the amount of the settlement based on the initial public offering price of $7.00 per share.

    The following are contracts that require substantial minimum payments and/or payments in the form of stock contingent upon the occurrence of certain events. The issuance of such shares of Class A common stock will be accounted for at its fair market value on the date of issuance:

    - CBS SportsLine has the option of receiving its revenue share or $4.00 for each confirmed signup at its Web site through June 30, 2000. In addition, the Company must pay sponsorship fees totaling $450,000, $100,000 of which the Company paid upon signing the contract. The Company shall pay the remaining $350,000 in quarterly installments of $50,000 and has paid $50,000 through March 31, 1999.

    - The Company guaranteed Time Warner a minimum revenue share of $62,500 per quarter. The current agreement with Time Warner expired in December 1998. A new agreement has been entered into that does not require any guaranteed payments.

    - An agreement with NBC Multimedia requires the Company to pay $200,000 in installments following the launch of service which occurred in May 1999.

    - The Company guaranteed NHL Interactive CyberEnterprises (NHL.com) a minimum revenue share of $50,000 per year. The current agreement expires in May 2000.

    - AltaVista has the option of receiving its revenue share or $1.00 in cash plus 0.25 shares of the Company's Class A common stock for each confirmed member registration at their Web site through June 30, 1999.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  PARTNER AGREEMENTS (CONTINUED)
    - In October 1998, the Company made a cash payment of $75,000 to RemarQ and issued 30,000 shares of Class A common stock. The Company has a contingent obligation to make additional cash payments up to a maximum of $400,000 and to issue up to a maximum of 160,000 additional shares of its Class A common stock based upon the number of active members that they generate. The initial term of this agreement expires in August 1999. As of March 31, 1999, the Company has not paid any cash and has not issued any shares of Class A common stock under this contingent obligation.

    Certain Mail.com Partner agreements require minimum cash and/or equity payments which aggregated $3.7 million of which $2.2 million is due in 1999 and $1.5 million is due in 2000. Additional amounts become payable to certain Mail.com Partners upon achieving varying member levels.

(4)  INVESTMENTS IN AFFILIATED COMPANIES

    The Company has a minor investment in two of its Mail.com Partners, a white page directory Web site and an Internet Service Provider. The investments are accounted for on the cost basis as the Company owns less than 20% of each company's stock and are stated at the lower of cost or market value (see Note
12).

(5)  LEASES

    The Company sold certain assets for approximately $710,000 and $1,276,000 in 1997 and 1998, respectively, and approximately $26,000 and $0 for the three months ended March 31, 1998 and 1999, respectively. The assets were leased back from the purchaser over 4-5 years. The Company recognized a $8,000 loss in 1998 in connection with the sale-leaseback. The Company had not received approximately $633,000 from such sales as of December 31, 1998. The Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ending December 31, 1996, 1997, and 1998 and for the three months ended March 31, 1998 and 1999 were approximately $21,000, $70,900, $380,100, $44,000 and $192,000, respectively.

    The Company's lease obligations are collateralized by certain assets at December 31, 1998. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5)  LEASES (CONTINUED)
in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                                   CAPITAL        OPERATING
YEAR ENDING DECEMBER 31,                                           LEASES          LEASES
--------------------------------------------------------------  -------------  ---------------
1999..........................................................   $   714,952    $     626,974
2000..........................................................       659,274          625,471
2001..........................................................       522,164          337,920
2002..........................................................       378,783            3,203
2003..........................................................       327,927               --
Later years through 2005......................................        15,227               --
                                                                -------------  ---------------
    Total minimum lease payments..............................     2,618,327    $   1,593,568
                                                                               ---------------
                                                                               ---------------
Less estimated executory costs................................        67,857
                                                                -------------
    Net minimum lease payments................................     2,550,470
Less amount representing interest (at a weighted-average
  interest rate of 11.5%).....................................       633,278
                                                                -------------
Present value of net minimum capital lease payments...........     1,917,192
Less current portion of obligations under capital leases......       479,461
                                                                -------------
Obligations under capital leases, excluding current portion...   $ 1,437,731
                                                                -------------
                                                                -------------

(6)  CAPITAL STOCK

AUTHORIZED SHARES

    During 1997, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company was authorized to issue was 54,000,000 shares: 32,000,000 of these shares were Class A Common Stock, 10,000,000 shares were Class B Common Stock and 12,000,000 shares were Class A Preferred Stock, all classes having a par value of $0.01.

    On October 1, 1998, the Company amended and restated its certificate of incorporation, to increase the number of authorized shares to 104,000,000, consisting of 60,000,000 and 10,000,000 shares of Class A and Class B Common Stock, respectively; and 12,000,000, 12,000,000 and 10,000,000 shares of Class A, C, and D Preferred Stock respectively; (collectively "Preferred Stock"), all classes with a par value of $0.01 per share.

    In March 1999, the Company amended and restated its certificate of incorporation; to increase the number of authorized shares to 190,000,000 consisting of 120,000,000 and 10,000,000 shares of Class A and Class B common stock, respectively; and 12,000,000, 12,000,000, 10,000,000 and 10,000,000
shares of Class A, C, D and E Preferred Stock respectively; and 16,000,000 undesignated Preferred shares (collectively "Preferred Stock"), all classes with a par value of $0.01 per share.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
COMMON STOCK

    During 1996, the Company issued 2,422,500 shares of Class A common stock (at $0.005 per share) and 10,000,000 shares of Class B common stock (at $0.10 per share) to its founders in exchange for $1,012,113, comprised of $550,000 in cash and $462,113 in stock subscriptions receivable of which $450,000 was paid during 1997 and $12,113 was paid in 1998. Also during 1996, the Company issued 1,675,000 shares of Class A common stock (at approximately $0.10 per share) in connection with a domain asset purchase agreement. During 1998, Mail.com issued 1,831,160 shares of its Class A common stock to various Mail.com Partners (see note 3).

CONVERTIBLE PREFERRED STOCK

    CLASS A PREFERRED STOCK

    In May 1997, the Company completed a private placement of 3,460,000 shares of Class A Preferred Stock at $1.00 per share for an aggregate price of $3,460,000, of which $2,575,000 was received in cash, $715,000 in stock subscriptions receivable (all of which was paid during the first quarter of 1998) and $170,000 was contributed in the form of equity securities and services. The sale of securities was done in three stages. Proceeds were held in escrow and released upon meeting certain milestones, namely: 1) $50,000 of receipts in subscription revenue, and 2) $50,000 of receipts in banner advertising and other revenues (excluding subscriptions). These milestones were met during 1997 and all proceeds were released from escrow prior to the end of 1997.

    Each share of Class A preferred stock shall automatically be converted into one share of Class A common stock immediately upon an underwritten initial public offering equal to or greater than $20,000,000 of company stock at an offering price of $5 per share or greater (adjusted to reflect subsequent stock splits, combinations, stock dividends, and recapitalizations).

    At the earlier of 30 months or the sale of all or substantially all of the assets or stock of the Company, each purchaser shall be issued additional Class A preferred stock, without paying additional consideration, so that, after giving effect to such issuance, the effective price of all issued shares shall be reduced as follows: the adjusted share price shall be the greater of 1) $0.50; or 2) 10% of the highest price per share offered to the purchasers in any public or private sale to a third party, in which the purchasers declined an opportunity to sell their shares; or 3) 10% of the price per share in a Company sale. However, in no event shall the adjusted share price exceed $1.00 per share.

    During March 1999, with the consent of the Class A preferred shareholders, the Company agreed to eliminate in full the Class A contingent additional stock issuance obligation described above in exchange for giving the existing Class A preferred shareholders 968,800 shares of Class A common shares on an as if converted basis, provided the Company completes an IPO before July 31, 1999. Provided the IPO price is greater than $5.00 per share, the Class A preferred shares will automatically convert into the same number of Class A common stock upon the closing of the IPO.

    REDEEMABLE CLASS C PREFERRED STOCK

    In July and August 1998, a private placement of 3,776,558 Class C preferred shares with detachable warrants at a combined offering price of $3.50 per share ($3.455 per preferred C share and

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
$0.12857 per warrant with each share having 0.35 warrants) was completed for approximately $13,218,000. Such stock is redeemable at the option of the holders in three equal annual installments commencing five years from the date of purchase.

    All of the preferred shares will automatically convert into one share of Class A common stock in the event the Company closes a firm commitment for an underwritten initial public offering with gross proceeds of at least $20,000,000 at an offering price per share of at least 200% of the then applicable conversion price (adjusted for splits, dividends, etc.).

    In the event that the Company does not provide the Class C preferred shareholders with an offer to purchase their shares for a cash price equal to or greater than 3.0 times the combined offering price within 24 months of the date of purchase (such period to be extended to 30 months in the event the Company has completed a qualified offering within 24 months from the date of purchase) the stock price will be reduced ratably to a floor of $2.00 per share through the issuance of additional shares.

    During March 1999, with the consent of the Class C preferred shareholders, the Company agreed to revise the Class C conversion price from $3.50 to $2.80 in exchange for eliminating in full the Class C additional contingent stock issuance obligation provisions described above. This revision will equate to an additional 944,139 shares of Class A common stock being issued to the Class C preferred shareholders upon the closing of the IPO. Such shares will be issued upon the closing of the IPO.

CONVERSION

    If the IPO is consummated under the terms currently anticipated, upon the closing 6,185,000 and 3,776,558 shares of Class A and C convertible preferred stock, respectively, on a one-for-one basis representing all of the outstanding shares of the convertible preferred stock, shall automatically convert into 9,961,558 shares of Class A common stock. In addition, the 3.2 million Class E preferred shares will automatically convert into the same number of Class A common stock upon closing of the IPO. Further, the Class A, C and E preferred shares additional contingent stock issuance obligation provisions provide for the issuance of 968,800, 944,139 and 166,439, Class A common shares, respectively, which will all be issued upon the closing of the IPO.

WARRANTS

    As part of the Private Placement of Class C preferred shares in July and August 1998, 1,321,778 detachable warrants were also issued for proceeds of $169,943 at a value of $0.12857 per warrant. The Company has the right to repurchase the warrants, or a portion of the warrants, at a price of $0.005 per warrant if: 1) the holders of Class C preferred Stock are offered an opportunity to sell their stock at a price of $10.50 per share or greater within 24 months after the closing date, or 30 months after the closing date if the Company has completed a qualified offering; or 2) the Company has net revenues, as defined, during the 12 month period beginning the month after closing date in an amount equal to or greater than $35,000,000. If net revenues during that period are greater than $25,000,000 but less than $35,000,000, the Company will be entitled to repurchase a pro-rata portion of the warrants. The warrants may be exercised in the event that they are not repurchased within the 24 or 30 month period, or immediately before a merger, consolidation, sale of all or most of the assets of the Company, or a liquidation or dissolution of the Company. In connection with the March 1999 Class C additional

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
contingent stock issuance obligation settlement described above, all such warrants shall be cancelled upon the closing of the IPO.

    In 1997, the Company issued warrants to purchase 20,000 shares of Class A Common Stock at an exercise price of $1.00 per share to a consultant. These warrants are exercisable for a period of 10 years. The Company recorded compensation expense of $4,000 in connection with the issuance of these warrants using a Black Scholes pricing model.

    In addition, warrants were also issued in July and August 1998 to purchase 179,356 shares of Class A common stock at an exercise price of $3.50 per share. The Company recorded offering costs of $129,675 in connection with the issuance of these warrants using a Black Scholes pricing model. The terms of these warrants are substantially identical to the terms of the warrants issued with the Class C preferred stock, except for the additional contingent stock issuance obligation, anti-dilution provisions, registration rights and cashless exercise. These warrants are exercisable for a period of five years.

    In the three months ended March 31, 1999, the Company issued 10,183 warrants to a consultant and a vendor at exercise prices ranging from $5.00 to $6.00 per share exercise price. The Company recognized approximately $11,000 of expense using a Black Scholes pricing model.

CLASS D PREFERRED STOCK

    In July 1998, the Company authorized 10,000,000 of shares Class D preferred stock (after giving effect to the October 2, 1998, 2-for 1 stock split), however, no shares have been issued to date.

CLASS E PREFERRED STOCK

    In March 1999, the Company completed a private placement of 3.2 million shares of Class E preferred stock at $5.00 per shares for net proceeds of approximately $15,200,000. These shares will automatically convert on a one-for-one basis to an equivalent number of Class A common shares upon the closing of the IPO. These shares also include the additional contingent stock issuance obligation provision similar to the Class A and C preferred share obligation whereby the Class E shareholders will receive an additional 166,439 shares of Class A common stock upon the closing of the IPO.

UNDESIGNATED PREFERRED SHARES

    The Company is authorized, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more classes or series. 16,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

VOTING RIGHTS

    Each share of Class A common stock and Class A, C and E preferred stock shall have one vote per share. Each share of Class B common stock shall have ten votes per share.

LIQUIDATION PREFERENCE

    In the event of any liquidation or winding up of the Company, holders of the Class A, C and E preferred stock and the Class B common stock will be entitled, on a pro rata basis, in preference to the

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
holders of the Class A common stock, an amount equal to the applicable purchase price per share plus any accrued but unpaid dividends.

    The following summarizes the Company's preferred stock liquidation preferences:

                                                                    REDEEMABLE
                                                   CONVERTIBLE     CONVERTIBLE     CONVERTIBLE
                                                    PREFERRED       PREFERRED       PREFERRED
                                                      STOCK           STOCK           STOCK        COMMON STOCK
                                                     CLASS E         CLASS C         CLASS A         CLASS B
                                                  --------------  --------------  --------------  --------------
Number of shares................................             --              --         400,000      10,000,000
Price per share.................................             --              --    $       0.41    $       0.10
                                                  --------------  --------------  --------------  --------------
Total consideration.............................             --              --    $    165,000    $  1,000,000
Issuance of stock in exchange of domain
  assets........................................             --              --          22,580              --
Subscription receivable.........................             --              --              --    $   (450,000)
Liquidation value at December 31, 1996..........             --              --    $    187,580    $    550,000
                                                  --------------  --------------  --------------  --------------
Number of shares................................             --              --       3,290,000              --
Price per share.................................             --              --           $1.00              --
                                                  --------------  --------------  --------------  --------------
Total consideration(1)..........................             --              --    $  3,290,000              --
Subscription receivable.........................             --              --    $   (715,000)   $    450,000
Issuance of preferred stock in exchange for
  asset.........................................             --              --         100,000              --
Issuance of stock for services..................             --              --          70,000              --
                                                  --------------  --------------  --------------  --------------
Liquidation value at December 31, 1997..........             --              --    $  2,932,580    $  1,000,000
                                                  --------------  --------------  --------------  --------------
Number of shares................................             --       3,776,558       2,000,000              --
Price per share.................................             --           $3.45           $2.00              --
                                                  --------------  --------------  --------------  --------------
Total consideration(2)..........................             --   $  13,047,650   $   4,000,000              --
Subscription receivable.........................             --              --   $     715,000              --
                                                  --------------  --------------  --------------  --------------
Liquidation value at December 31, 1998..........             --   $  13,047,650   $   7,647,580   $   1,000,000
                                                  --------------  --------------  --------------  --------------
Numbers of shares...............................      3,200,000              --              --              --
Price per share.................................          $5.00              --              --              --
                                                  --------------  --------------  --------------  --------------
Total consideration(3)..........................  $  16,000,000              --              --              --
                                                  --------------  --------------  --------------  --------------
Liquidation value at March 31, 1999.............  $  16,000,000   $  13,047,650   $   7,647,580   $   1,000,000
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

------------------------

1.  Excludes issuance costs of $54,640

2.  Excludes issuance costs of $226,696 and $853,575, respectively

3.  Excludes issuance costs of $834,605

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7)  CNET/SNAP STOCK WARRANT

    In 1998, the Company entered into a partner agreement with CNET, Inc. which was amended shortly thereafter to include the newly formed Snap, LLC. During March 1999, Snap assigned their rights to NBC Multimedia. As part of this agreement, on November 6, 1998, when 250,000 users completed subscriptions for the Email.com service, warrants for an aggregate of 1,500,000 Class A common shares were granted at an exercise price of the lesser of $5.00 per share (the fair market value at the date of grant) or the IPO price. These warrants expire on the earlier of (a) December 31, 1999 or (b) the closing of a firm commitment, underwritten initial public offering of common stock by Mail.com. The Company recorded a non-cash charge of approximately $371,000, based upon the fair market value of the stock warrants, using a Black Scholes pricing model. Such amount is included in sales and marketing in the 1998 statement of operations. In March 1999, CNET and NBC Multimedia exercised their warrants in accordance with this agreement by placing the proceeds of $7.5 million in an escrow account. Upon the closing of the IPO, funds from the exercise of the warrant in accordance with the agreement will be disbursed to the Company and the shares of the Class A common stock relating to the warrants will be issued to CNET and NBC Multimedia.

(8)  LYCOS STOCK WARRANT

    In October 1997, the Company entered into a partner agreement with Lycos, Inc. As part of this agreement, a stock warrant for 2,000,000 Class A preferred shares was granted at an exercise price of $2.00 per share, the fair market value at the date of grant. The Company recorded a non-cash charge of $48,000, based upon the fair market value of the stock warrant, using a Black Scholes pricing model. In March 1998, Lycos exercised its warrant in accordance with this agreement whereby the Company received 100,062 shares of Lycos stock valued at $39.98 per share on the closing date, which the Company sold over the next week for proceeds totaling approximately $4.4 million. The Company recognized a gain of approximately $438,000 on such sale.

(9)  STOCK OPTIONS

    During 1996, the Company established the 1996 Stock Option Plan. Under the Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 1,000,000 common shares.

    In 1997, the 1997 Stock Option Plan was approved by the Board of Directors and Shareholders and provided for the issuance of 3,500,000 options, including both incentive stock and nonqualified stock options.

    During 1998, the Board of Directors approved the 1998 Stock Option Plan providing for the issuance of 1,500,000 options, including both incentive stock and nonqualified stock options. Most options are granted at fair market value, except as noted below, and are for periods not to exceed 10 years.

    On April 21, 1999, the Board of Directors approved the 1999 Stock Option Plan providing for the issuance of 2,500,000 options, including both incentive stock and non-qualified stock options.

    During 1998, 40,000 options were issued to a key executive at an exercise price of $3.50 per share. Such options were contingent upon the executive achieving a specified target. Such options were issued

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  STOCK OPTIONS (CONTINUED)
when the executive achieved a specific target at the then fair value of the Company's common stock of $3.50 per share. Accordingly, no compensation expense was recorded.

    During 1998, 402,975 options were issued to a key executive at an exercise price of $2.00 per share, all of which were granted in 1998. Such options were outside of the Company's Stock Option Plans and contingent upon the Company achieving specified advertising revenue targets, as defined. For the year ended December 31, 1998, the Company recorded deferred compensation expense of approximately $1.1 million in the aggregate in connection with these grants, representing the difference between the deemed fair value of the Company's stock at the date of each grant and the $2.00 per share exercise price of the related options. This amount is presented as a reduction of stockholders' equity (deficit) and amortized over the three year vesting period from the achievement of the performance targets which was concurrent with each option grant. The Company has amortized $71,000 and $91,000 of deferred compensation for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. The Company will amortize the remaining deferred compensation of approximately $934,000 as of March 31, 1999 over the remaining vesting period.

    For the year ended December 31, 1997 and 1998 and for three months ended March 31, 1998 and 1999, the Company recorded compensation expense of approximately $52,000, $442,000, $0 and $102,000, respectively, for stock option and warrant issuances. Such amounts include the CNET and Lycos warrants (see notes 7 and 8).

    During March 1999, certain non-bonus eligible employees were permitted to purchase 84,380 common stock options with an exercise price of $5.00 per share. The employees were required to pay $2.50 per share in cash for these options, however, the cash was not received until the second quarter of 1999.

    The Company applies APB No. 25 and related interpretations in accounting for its stock options issued to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost has been recognized for its stock option grants to employees and directors. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net loss would have increased the pro forma amounts for each year indicated below:

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       1996          1997            1998
                                                    -----------  -------------  --------------
Net loss:
  As reported.....................................  $  (544,712) $  (2,995,753) $  (12,524,883)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
  Pro forma.......................................  $  (704,594) $  (3,594,618) $  (14,133,630)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
Net loss per share:
  As reported.....................................  $     (0.04) $       (0.21) $        (0.86)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
  Pro forma.......................................  $     (0.05) $       (0.25) $        (0.97)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  STOCK OPTIONS (CONTINUED)
    The resulting effect on the pro forma net loss disclosed for the year ended December 31, 1996, 1997 and 1998 is not likely to be representative of the effects on the net loss on a pro forma basis in future years, because the pro forma results include the impact of only one and two years respectively, of grants and related vesting, while subsequent years will include additional grants and vesting.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following weighted average assumptions used for grants in 1996, 1997, 1998: dividend yield of zero (0%) percent, risk-free interest rate ranging from 5.81% to 6.89% and expected life of 10 years. As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company's stock, no factor for volatility has been reflected in the option pricing calculation.

    A summary of the Company's stock option activity and weighted average exercise prices is as follows:

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------------------------------------------------------
                                                                                                              THREE MONTHS ENDED
                                          1996                     1997                     1998                MARCH 31, 1999
                                 -----------------------  -----------------------  -----------------------  -----------------------
                                              WEIGHTED                 WEIGHTED                 WEIGHTED                 WEIGHTED
                                               AVERAGE                  AVERAGE                  AVERAGE                  AVERAGE
                                              EXERCISE                 EXERCISE                 EXERCISE                 EXERCISE
                                  OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                                 ----------  -----------  ----------  -----------  ----------  -----------  ----------  -----------
                                                                                                                  (UNAUDITED)
Options outstanding at
  beginning of period..........          --          --    2,195,770   $    0.27    3,901,321   $    0.94    6,656,296   $    1.93
                                 ----------               ----------               ----------               ----------
Options granted................   2,195,770   $    0.27    2,176,130   $    1.85    3,086,884   $    3.18      907,045   $    5.00
Options canceled...............          --          --     (470,579)  $    0.35     (331,909)  $    1.85      (15,375)  $    4.48
                                 ----------               ----------               ----------               ----------
Options outstanding at end of
  period.......................   2,195,770   $    0.27    3,901,321   $    0.94    6,656,296   $    1.93    7,547,966   $    2.29
                                 ----------               ----------               ----------               ----------
                                 ----------               ----------               ----------               ----------
Options exercisable at period
  end..........................   1,429,976                2,108,028                3,230,469                3,801,016
Weighted average fair value of
  options granted during the
  period.......................  $     0.12               $     0.81               $     1.48               $     1.99

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  STOCK OPTIONS (CONTINUED)
    The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                      OPTIONS OUTSTANDING
                --------------------------------              OPTIONS EXERCISABLE
                                  WEIGHTED        --------------------------------------------
     RANGE OF                      AVERAGE           WEIGHTED                     WEIGHTED
     EXERCISE     NUMBER          REMAINING           AVERAGE        NUMBER        AVERAGE
       PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE   EXERCISABLE EXERCISE PRICE
--------------  -----------  -------------------  ---------------  ----------  ---------------
0$.10-$0.20...     920,256             7.55          $    0.11        650,255     $    0.11
0     $.50.........    906,440           7.95        $    0.50        779,721     $    0.50
1     $.00.........    896,260           8.25        $    1.00        617,057     $    1.00
2     $.00.........  1,859,827           8.95        $    2.00        810,755     $    2.00
3     $.50.........  1,795,013           9.36        $    3.50        372,087     $    3.50
5     $.00.........    278,500           9.85        $    5.00            594     $    5.00
                -----------                                        ----------
                 6,656,296                                          3,230,469
                -----------                                        ----------
                -----------                                        ----------

(10)  INCOME TAXES

    There is no provision for federal, state or local income taxes for all periods presented, since the Company has incurred losses since inception. At December 31, 1998, the Company had approximately $12.7 million of federal net operating loss carryforwards available to offset future taxable income. Such carryforwards expire in various years through 2018. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is not more likely than not that these assets will be realized. The tax effect of temporary differences that give rise to significant portions of federal deferred tax assets principally consists of the Company's net operating loss carryforward.

    Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. The Company has not yet determined whether an ownership change has occurred.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(10)  INCOME TAXES (CONTINUED)
    The effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below.

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                      1997           1998
                                                                  -------------  -------------
Deferred tax assets:
Net operating loss carryforwards................................  $   1,490,625  $   6,292,415
Deferred revenues...............................................        102,442        978,578
Accounts receivable principally due to allowance for doubtful
  accounts......................................................             --         42,504
Non-cash compensation...........................................             --         48,760
Other...........................................................         38,640         61,640
                                                                  -------------  -------------
    Gross deferred tax assets...................................      1,631,707      7,423,897

    Less: valuation allowance...................................     (1,625,551)    (7,373,334)
                                                                  -------------  -------------
      Net deferred tax assets...................................          6,156         50,563

Deferred tax liabilities:
    Plant and equipment, principally due to differences in
      depreciation..............................................         (6,156)       (50,563)
                                                                  -------------  -------------
Gross deferred tax liabilities..................................         (6,156)       (50,563)
                                                                  -------------  -------------
                                                                  $          --  $          --
                                                                  -------------  -------------
                                                                  -------------  -------------

(11)  VALUATION AND QUALIFYING ACCOUNTS

                                                                          ADDITIONS
                                                          BALANCE AT     CHARGED TO
                                                           BEGINNING        COSTS       DEDUCTIONS/  BALANCE AT END
                                                            OF YEAR     AND EXPENSES    WRITE-OFFS     OF PERIOD
                                                          -----------  ---------------  -----------  --------------
For the year ended December 31, 1996:
  Allowance for doubtful accounts.......................   $      --     $        --     $      --    $         --
                                                          -----------  ---------------  -----------  --------------
                                                          -----------  ---------------  -----------  --------------
For the year ended December 31, 1997:
  Allowance for doubtful accounts.......................   $      --     $        --     $      --    $         --
                                                          -----------  ---------------  -----------  --------------
                                                          -----------  ---------------  -----------  --------------
For the year ended December 31, 1998:
  Allowance for doubtful accounts.......................   $      --     $    92,401     $       0    $     92,401
                                                          -----------  ---------------  -----------  --------------
                                                          -----------  ---------------  -----------  --------------
For the three months ended March 31, 1999:
  Allowance for doubtful accounts (unaudited)...........   $  92,401     $    38,089     $   3,090    $    127,400
                                                          -----------  ---------------  -----------  --------------
                                                          -----------  ---------------  -----------  --------------

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12)  SUBSEQUENT EVENTS--UNAUDITED

    In February 1999, the Company entered into an agreement with a third party vendor to provide bulk email to the Company's members for e-commerce opportunities and Company updates. This agreement calls for a minimum payment of approximately $2.1 million over the life of the agreement (nineteen months). In March 1999, the Company also entered into a consulting contract with a third party for services related to system performance, activitation and maintenance of a partner email site. This agreement calls for the issuance of 55,000 shares of Class A common stock valued at $5.00 per share. During the three months ended March 31, 1999, the Company recorded $275,000 of expense in connection with this consulting contract.

    In April 1999, the Company issued 85,150 and 15,000 stock options to certain employees at $5.00 and $11.00 per share, respectively. The fair value of the Company's common stock on the dates of grant was $11 per share. Accordingly, the Company will record deferred compensation in April 1999 of approximately $511,000 in connection with the 85,150 options granted at $5.00 per share which will be amortized over the 4 year vesting period of the applicable options. In May 1999, the Company issued 196,650 and 250,000 stock options to certain employees at $11.00 and $7.00 per share, respectively. Also, in April and May 1999, select employees exercised 67,690 and 32,308 stock options, respectively.

    In May 1999, the Company issued 8,460 warrants to two consultants at an exercise price of $11.00 per share. The Company recognized approximately $77,000 of expense using a Black Scholes pricing model.

    On May 12, 1999, the Company entered into a non-binding commitment letter with B.A.K. Jina International, Inc. ("BAK") to establish a strategic and commercial relationship. Pursuant to the agreement, the Company would pay $1,000,000 in cash and issue 80,083 shares of its Class A common stock in exchange for a less than 20% equity interest in BAK. The Company expects to account for such investment under the cost method. The Company anticipates that the value of its Class A common shares issued will be the fair value of its common stock on the earlier of the date a binding agreement is signed or the date of issuance of the shares.

    Under a letter agreement dated May 26, 1999, AT&T Corp. and the Company have agreed to negotiate in good faith to complete definitive agreements to establish a strategic relationship. Under the strategic relationship, AT&T Corp. would offer our email outsourcing services to AT&T Corp.'s new and existing corporate customers who purchase Internet connection services from AT&T Corp. subject to any conditions that may be included in the definitive agreements. These services would not contain any advertising or promotional messages. Mail.com would agree not to integrate or customize its email outsourcing technology for these services with any third party until December 31, 1999. Mail.com would retain the right during this period, however, to distribute its non-customized services to corporate customers both under its own brand name and other parties' brand names if these other parties do not need to integrate or customize our technology. At AT&T Corp.'s request, Mail.com would also agree to work with AT&T on a preferred basis to develop and integrate technologies for services such as email, voicemail, telephony, paging and voice conferencing. AT&T Corp. or the Company may terminate the letter agreement without further liability if definitive agreements are not entered into on or before July 15, 1999. Under the letter agreement, the Company issued warrants to purchase 1,000,000 shares of Class A common stock at $11.00 per share. AT&T Corp. may exercise the warrants at any time on or before December 31, 2000 regardless of whether the Company enters into

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) SUBSEQUENT EVENTS--UNAUDITED (CONTINUED) definitive agreements for the strategic relationship. If under the proposed strategic relationship AT&T Corp. provides more than 30,000 active emailboxes with the Company's managed messaging service on or before December 31, 2000, AT&T Corp. may pay the exercise price of the warrants by exchanging warrants in lieu of cash. AT&T Corp. may not sell or otherwise transfer to a third party the warrants or the shares issuable upon exercise of the warrants until the earlier of May 26, 2004 or the date that it provides more than 30,000 active emailboxes if this date is on or before December 31, 2000. In addition, AT&T Corp. has agreed that it will not sell or otherwise transfer the warrants or the Class A common stock for 180 days after our initial public offering.

    The Company will incur non-cash accounting charges of approximately $4.4 million in the aggregate as a result of the issuance of these warrants. The Company will amortize these charges over the term of any definitive agreement entered into with AT&T Corp. If the Company does not enter into a definitive agreement, the non-cash charges will be expensed in the fiscal quarter in which both parties have ceased negotiations for the proposed strategic relationship.

    In May 1999, the Company entered into a $1.1 million equipment financing agreement. This agreement requires 42 monthly payments of approximately $30,000. The Company made its first payment in June 1999.

Inside Back Cover:

A similar background to the gatefold with Mail.com's muted domain names arranged in a linear fashion with certain domain names highlighted.

In the center of the page is a depiction of a Mail.com user's Inbox as it appears on the user's computer screen. On the left side of the screen is the Mail.com toolbar which enables the user to navigate the servicces provided by Mail.com's Web-based email. At the top of the screen is an ad banner for uBid.com. In the user's Inbox the following letter is viewed:

"To: sandy@nycmail.com
From: bill@mail.com

Hi Sandy:

I want to let you know that I have a new email service provided by Mail.com. My email address is Bill@Mail.com. This is a Web-based email service which means that I can access my email from any computer that has a Web browser connected to the Internet. This is different from traditional email where I generally have to access my email through my own individual computer. Please use this address to send me email as I can now read my email from home and work. Also I will be sure to check my email while on vacation next week. I know a cybercafe in Paris that has computers with Internet access : -)

See you soon,
Bill"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,850,000 SHARES

                                 MAIL.COM, INC.

                              CLASS A COMMON STOCK

                                     [LOGO]

                               ------------------

                              P R O S P E C T U S

                              J U N E 1 7, 1 9 9 9
                               ------------------

                              SALOMON SMITH BARNEY

                            PAINEWEBBER INCORPORATED

                                    SG COWEN
                                ---------------

            THE UNDERSIGNED ARE FACILITATING INTERNET DISTRIBUTION.

                            WIT CAPITAL CORPORATION

                                 DLJDIRECT Inc.

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